Form 20-F
period 2021-12-31
Adastra Holdings Ltd.
filed 2022-05-17
CIK 1891512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from_________ to _________

Commission file number: 000-56365

ADASTRA HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

5451 - 275 Street

Langley, British Columbia V4W 3X8

Canada

(Address of principal executive offices)

Michael Forbes

5451 - 275 Street

Langley, British Columbia V4W 3X8, Canada

Telephone: 778-715-5011

Facsimile: 844-874-9893

Michael@adastraholdings.ca

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
Not Applicable	Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.: Not Applicable

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.: 65,970,547 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes  ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer, "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐	Non-accelerated filer	☒
				Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                            ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intend", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled "Risk Factors", uncertainties and other factors, which may cause our company's or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. In particular, the forward-looking statements in this report include, but are not limited to, the following:

•	our business plan of operations as a cannabis extraction and processing solutions company;
•

our intention to employ physicians and other healthcare professionals at our clinics related to the operations of PerceiveMD to provide consultations to patients regarding the benefits of using cannabis-based products;

•	our expectation that patients will be seen by a licensed physician and prescribed cannabis-based products;
•

our plan to export cannabis extracts to authorized recipients / countries - initially the EU for medical cannabis extracts once GMP accredited and that there will be no US exports unless there is a change in US federal law;

•

our expectation that we will receive a Controlled Substances Dealer's License which will allow the Company to procure controlled substances, including synthesis, propagation, cultivation, and harvesting of psychedelic mushrooms for Psilocybin extraction, research and manufacture controlled substances such as Psilocybin and Psilocin and business-to-business sale of controlled substances, including by export;

•

our expectation that we will receive a medical sales license which will allow the Company to sell cannabis extracts to medical cannabis patients and licensed health practitioners and to develop products classed as cannabis extracts such as tinctures, oils, capsules, soft gels and sprays;

•	our intention to produce our cannabis extractions for both recreational and medical use;
•	our plan for product development and that products developed by us will be initially limited by those currently permitted in the medicinal market and recreational market;
•	we anticipate having unique extracts for the desire of every consumer on the basis that cannabis is a powerful stimulus that provides a unique experience to each user;
•	our plan to increase our product line offering for additional products to be manufactured per Health Canada regulations as permitted under the Cannabis Act;
•	our plan to develop special product lines, each with its unique identifier and use to allow customers to use cannabis based on why they want to consume it;
•	our expectation that each product line will have a different strain, giving customers the ability to choose the kind of effect they need and want;
•	that each type of strain extract will be derived of a unique blend of premium cannabis plant material and that we will create a line of single-origin and handcrafted cannabis extract products;
•	our planned products, some of which are subject to legalization and/or obtaining necessary additional licenses;
our intention to brand our products using proprietary trademarks to be acquired by or developed in house;
•

our expectation that we will provide other Health Canada cannabis license holders in the industry (Standard Cultivators or other Standard Processors) the ability to process cannabis into cannabis oils, distillate or other extract related formulations as a B2B service for a fee;

•	that no part of our business is reasonably expected to be affected in the current financial year by either the renegotiation or termination of any contract;
•	that we do not anticipate that we will declare dividends in the foreseeable future and intend to retain future earnings, if any, to finance the development of our business
•	our expectation that competition from new participants into the market will increase in the short-to-mid-term, as existing applications in queue with Health Canada are processed and approved;

•

our belief that many current and prospective applicants will not be able to obtain the necessary funding to conduct the necessary construction activities necessary to submit an initial application or in the case of current applicants, final application;

•	that industry consolidation will occur and will likely continue and increase as more producers and vendors are licensed by Health Canada under the Cannabis Act;
•	our plan to submit a medical licence application which we expect will be approved in approximately three months; and
•	our expectation that we will be able to generate revenue and/or raise future financing necessary for our continued operations.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. In particular, you should consider the following factors, as well as those described in "Risk Factors" below:

•	changes to existing or new laws or regulations which may negatively impact the Company's operations, any of which may be applied or enforced retroactively;
•	we may be unable to implement our business plan of operations as anticipated;
•	our plans for product development and branding may not result as we anticipate or at all;
•

we may be unable to meet our existing and future financial obligations and we may suffer a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations;

consumer perceptions of the cannabis industry may change regarding perceived medical benefits, safety, efficacy and quality of the cannabis distributed for medical purposes to such consumers;
•	we may be unable to obtain the licences we have applied for and expect to obtain; and
•	we may be unable to generate sufficient revenue and/or raise adequate future financing necessary for our continued operations.

These and other factors may cause our actual results to differ materially from any forward-looking statement. The forward-looking statements in this registration statement speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

ABOUT THIS ANNUAL REPORT

As used in this annual report, the terms "we", "us" and "our" refer to Adastra Holdings Ltd., a British Columbia corporation, and its direct and indirect subsidiaries, unless otherwise specified.

Our financial statements and other financial information are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or "IFRS", in Canadian dollars. None of our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, and our financial statements may therefore not be comparable to financial statements of United States companies.

In this annual report, the terms "dollar", "$" or "CAD$" refer to Canadian dollars and the term, "US$" refers to United States dollars.

The share and per share information in this annual report, other than in our consolidated financial statements and the notes thereto, or where referred to as "pre-consolidated", reflects a consolidation of our issued and outstanding common shares on the basis of one new common share for three old common shares which was completed on April 9, 2021.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected Financial Data

The selected historical information presented in the table below for the years ended December 31, 2021, and 2020 are derived from the audited consolidated financial statements of Adastra for such periods and have been prepared in accordance with IFRS as issued by the IASB. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adastra filed herewith, and with the information appearing under each of Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects" of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the audited consolidated financial statements and the notes thereto filed with this Form 20-F.

	FYE 2021 (IFRS)	FYE 2020 (IFRS)
	$	$
Gross Revenue	5,628,616	2,499,355
Cost of Sales	(3,684,925)	(1,713,774)
Gross Profit	1,943,691	785,581
Operating expenses	(4,335,429)	(7,950,595)
Net loss and comprehensive loss	(2,749,939)	(7,615,864)
Total assets	28,755,450	13,736,950
Current liabilities	5,341,267	3,590,794

Adastra has never declared or paid any cash or other dividends.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our common shares involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing our common shares. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing our company.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

Risks Related to Our Business

Our activities are subject to regulation by governmental authorities.

Our activities are subject to regulation by governmental authorities. Achievement of our business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of our products and services. We cannot predict the time required to secure all appropriate regulatory approvals for our products and services, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and services and could have a material adverse effect on our business, results of operations and financial condition.

Doing business in the cannabis industry leaves our company subject to possible regulatory risks.

The cannabis industry is a new industry which is highly regulated, highly competitive and evolving rapidly and psychedelics are illegal substances other than when used for scientific or medical purposes. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

Psychedelics are Schedule III substances under the Controlled Drugs and Substances Act for which the extraction of raw materials from, or involvement in production activities are regulated federally in Canada. In order to develop our business and undertake research and development, the Company is applying for a dealer license for psychedelics which, if obtained, will allow the Company to possess and formulate psychedelics. While we anticipate being successful in this application, there is no guarantee that we will obtain a dealer license to possess and formulate psychedelics. If we are successful in this application there remain uncertainties with respect to how government regulations will impact our business with respect to psychedelics.  The Company is in the process of assessing this impact.  At present a dealer license holder can only trade with another individual who has the same license. Their activities are limited in trade and they cannot provide substances to individuals or companies as Health Canada has yet to approve psychedelics as a drug and it is currently illegal to possess psychedelics in Canada without a dealer license or other exemption.  We are confident that our application will  be successful, however, if in the unlikley event we are unable to obtain a dealer license, this will serverly limit our ability to undertake research and development in psychedelics.

These industries are subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The plain packaging requirements and restrictions on promotion of cannabis and the restrictions on promotion of illegal substances in Canada may limit the ability to effectively advertise and promote our products and business. The marketability of any product may also be affected by numerous factors that are beyond the control of the investee companies and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the investee companies' earnings and could make future capital investments or the investee companies' operations uneconomic. The cannabis industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants, and which cannot be reliably predicted.

The impact of various legislative regimes on our business plans and operations is uncertain. There is no guarantee that the applicable legislation regulating the manufacture, distribution, sale and promotion of cannabis will create or allow for the growth opportunities we currently anticipate.

Acquisitions or other consolidating transactions in our industry could have adverse effects on our company.

Acquisitions or other consolidating transactions in our industry could have adverse effects on our company. We could lose strategic relationships if our partners are acquired by or enter into agreements with a competitor, causing us to lose access to distribution, content and other resources. The relationships between our company and our strategic partners may deteriorate and cause an adverse effect on the business. We could lose customers if competitors or user of competing technology consolidate with our current or potential customers. Furthermore, our current competitors could become larger players in the market or new competitors could form from consolidations. Any of the foregoing events could put our company at a competitive disadvantage, which could cause our company to lose customers, revenue, and market share. Consolidation in the industry could also force our company to divert greater resources to meet new or additional competitive threats, which could harm our operating results.

COVID-19 Pandemic has and will continue to affect our business.

COVID-19 outbreak continues to rapidly evolve and is causing business disruptions across the entire global economy and society. We have taken various measures to prioritize the health and safety of our employees, customers and partners, including restricted work travel and site access; improved safety & hygiene; and the requirement of nonessential staff members to work remotely. As a manufacturer of consumable and medicinal products, our practice is always to operate to global pharma-quality standards to the best of our abilities with strict hygiene practices and mandated personal protective equipment. The extent of the impact on COVID-19 on our operational and financial performance will depend on various developments, including the duration and magnitude of the outbreak, and the impact on customers, employees and vendors, all of which are uncertain and cannot be predicted at this point.

We could have issues of conflicts of interest with our directors and officers.

Certain of the directors and officers of our company are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of our company and as officers and directors of such other companies.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. The COVID-19 global pandemic and resulting government health regulations have resulted in significant reductions in global economic output and have negatively impacted global economic conditions. The ultimate impact and duration of current negative global economic conditions are highly uncertain. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

We have ongoing need for financing.

Our ability to continue operations will be largely reliant on our continued attractiveness to equity investors. We are expected to incur operating losses as we continue to expend funds to develop our business operations. Our continued development will require substantial additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the going out of business. The primary source of funding available to our company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase our debt levels above industry standards.

We lack business diversification.

The prospects for our success are dependent upon the future performance and market acceptance of our facilities, products, processes, and services. Unlike certain entities that have the resources to develop and explore numerous product lines, operating in multiple industries or multiple areas of a single industry, we do not have the ability to immediately diversify or benefit from the possible spreading of risks or offsetting of losses. Again, the prospects for our success are dependent upon the development or market acceptance of a very limited number of facilities, products, processes or services.

We may encounter issues with managing growth.

Any expansion of our business may place a significant strain on our financial, operational and managerial resources. There can be no assurance that we will be able to implement and subsequently improve our operations and financial systems successfully and in a timely manner in order to manage any growth we experience. There can be no assurance that we will be able to manage growth successfully. Any ability of our company to manage growth successfully could have a material adverse effect on our business, financial condition and results of operations.

We rely on key consultants.

There can be no assurance that any of our consultants will remain with our company or that, in the future, they will not organize competitive businesses or accept opportunities with companies competitive with us. We depend on a number of key officers and directors the loss of any one of whom could have an adverse effect on our company.

We may become subject to litigation.

We may be forced to litigate, enforce, or defend our intellectual property rights, protect our trade secrets, or determine the validity and scope of other parties' proprietary rights. Such litigation would be a drain on the financial and management resources of our company which may affect our operations and business. Furthermore, because the content of most of our intellectual property concerns cannabis and other activities that are not legal in some state jurisdictions, we may face additional difficulties in defending our intellectual property rights. We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved in be determined against our company such a decision could adversely affect our ability to continue operating and the market price for our common shares and could use significant resources. Even if we are involved in litigation and wins, litigation can redirect significant company resources.

We may be subject to product recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if we are subject to a recall, the image of our company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses and potential legal fees and other expenses.

We could have issues with product liability due to the nature of the Company's products.

As a distributor of products designed to be ingested by humans, our company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against our company could result in increased costs, could adversely affect our company's reputation with clients and consumers generally, and could have a material adverse effect on our business, prospects, financial condition and results of operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business, prospects, financial condition and results of operations.

We rely on third party relationships.

We are dependent on several third-party relationships and their related costs, including raw materials and supplies related to their growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain from third-party relationships could materially impact our financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and operating results.

The third parties with which we do business may perceive that they are exposed to reputational risks as a result of our cannabis business activities, failure to establish or maintain business relationships could have a material adverse effect on our company.

Our advertising and promotional expenditures may not be effective or efficient.

Our future growth and profitability will depend on the effectiveness and efficiency of advertising and promotional expenditures, including our ability to (i) create greater awareness of its products; (ii) determine the appropriate creative message and media mix for future advertising expenditures; and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that advertising and promotional expenditures will result in revenues in the future or will generate awareness of our technologies or services. In addition, no assurance can be given that we will be able to manage our advertising and promotional expenditures on a cost-effective basis.

Being a public company requires significant obligations.

Our Company incurs significant legal, accounting, insurance and other expenses as a result of being a public Company, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the rules and policies of the Canadian Securities Exchange constitutes a significant expense, including legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, as well as on personnel.

Our company may rely on intellectual property.

Our success may depend in part on the ability to protect ideas and technology. Even if we move to protect technology with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology, business methods or that they will be able to exercise their legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact the ability to successfully grow our business.

Fraudulent or illegal activity could occur within our company.

Our Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to our company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for our company to identify and deter misconduct by its employees and other third parties, and the precautions taken by our company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting our company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against our company, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Issuer's operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

We cannot ensure product viability.

If the products our company sells are not perceived to have the effects intended by the end user, our business may suffer. Many of our products contain innovative ingredients or combinations of ingredients. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry. Moreover, there is little long-term data with respect to efficacy, unknown side effects and/or its interaction with individual animal biochemistry. As a result, our products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

We rely on the success of our quality control systems.

The quality and safety of our products are critical to the success of our business and operations. As such, it is imperative that our (and our service provider's) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although we strive to ensure that all of our service providers have implemented and adhere to high caliber quality control systems, any significant failure or deterioration of such quality control systems could have a material adverse effect on our business and operating results.

The cannabis industry and market are relatively new in Canada and this industry and market may not continue to exist or grow as anticipated.

Our company operates its business in a relatively new industry and market. In addition to being subject to general business risks, we must continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance and compliance with regulations. In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management's expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry and market could have a material adverse effect of our business, financial conditions and results of operations.

The cannabis industry is difficult to quantify, and investors will be reliant on their own estimates of the accuracy of market data.

Because the cannabis industry is in an emerging stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in our company and, few, if any, established companies whose business model our company can follow or upon whose success our company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in our company. There can be no assurance that our estimates are accurate or that the market size is sufficiently large for our business to grow as projected, which may negatively impact our financial results.

The cannabis industry is very competitive.

The marijuana production industry is competitive in all of its phases. We face strong competition from other companies in connection with such matters. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain our operations or develop them as currently proposed, on terms we consider acceptable or at all. Consequently, the revenues, operations and financial condition of our company could be materially adversely affected.

Because of early stage of the industry in which we operate, we may face additional competition from new entrants. If the number of users of marijuana in Canada increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations.

Consolidation that may intensify competition.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm our company in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing our company to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results.

The processing of cannabis includes risks inherent in an agricultural business including the risk of crop loss, sudden changes in environmental conditions, equipment failure, product recalls and others.

Our business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. There can be no assurance that natural elements will not have a material adverse effect on our products.

The cannabis industry could be subject to negative customer perception.

We believe the cannabis industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the cannabis distributed for medical purposes to such consumers. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements both in Canada and in other countries, media attention and other publicity (whether or not accurate or with merit) regarding the consumption of cannabis products for medical or recreational purposes, including unexpected safety or efficacy concerns. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and the business, results of operations and financial condition of our company. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity (whether or not accurate or with merit), could have an adverse effect on any demand for our services and products which could have a material adverse effect on our business, financial condition and results of operations. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products legally, appropriately or as directed.

The mushroom and mushroom-derived products could be subject to negative customer perception.

We are dependent upon consumer perception of mushrooms and mushroom-derived products. The public may associate our mushrooms and mushroom-derived products with illegal psychoactive mushrooms, which are prohibited substances, which may negatively impact our future revenues once we obtain the necessary licensing.

General healthcare regulation may affect our businesses.

Healthcare service providers in Canada are subject to various governmental regulation and licensing requirements and, as a result, our businesses operate in an environment in which government regulations and funding play a key role. The level of government funding directly reflects government policy related to healthcare spending, and decisions can be made regarding such funding that are largely beyond the businesses' control. Any change in governmental regulation, delisting of services, and licensing requirements relating to healthcare services, or their interpretation and application, could adversely affect the business, financial condition and results of operations of these business units. In addition, we could incur significant costs in the course of complying with any changes in the regulatory regime. Non-compliance with any existing or proposed laws or regulations could result in audits, civil or regulatory proceedings, fines, penalties, injunctions, recalls or seizures, any of which could adversely affect the reputation, operations or financial performance of our company.

We rely on physicians and other healthcare professionals.

We rely on the availability of physicians and other healthcare professionals to provide services at our facilities. If physicians and other healthcare professionals were unable or unwilling to provide these services in the future due to any sort of reason, this would cause interruptions in our business until mitigated accordingly. As such, vacancies and disabilities relating to our current medical staff may cause interruptions in our business and result in lower revenues.

As we expand our operations, we may encounter difficulty in securing the necessary professional medical and skilled support staff to support our expanding operations. There is currently a shortage of certain medical physicians in Canada and this may affect our ability to hire physicians and other healthcare practitioners in adequate numbers to support our growth plans, which may adversely affect the business, financial condition and results of operations.

Security breaches and other disruptions to our information technology networks and systems could substantially interfere with our operations and could compromise the confidentiality of our proprietary information.

We rely upon information technology systems and networks, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our customers. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our suppliers, as well as personally identifiable information of our employees, in data centers and on information technology systems. The secure operation of these information technology systems, and the processing and maintenance of this information, is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology systems and networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to our networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, hardware failures, software errors, third-party service provider outages, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage we hope to derive from our investment in technology. Our insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

If consumers elect to produce cannabis for their own purposes under the cannabis regulations it could reduce the addressable market for our products.

Under the Cannabis regulations, three options are available for an individual to obtain cannabis for medical purposes: (i) registering with a holder of a license to sell for medical purposes and purchasing products from that entity; (ii) register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) designate someone else to produce cannabis for them. In addition, the Cannabis Act (as defined herein) permits households to grow a maximum of four cannabis plants for recreational purposes. Subject to further regulation by provincial and municipal governments it is possible that production of cannabis by consumers for medical or recreational purposes could significantly reduce the addressable market for our products and could have a material adverse effect on our business, financial condition or results of operations.

We face competition from illicit dispensaries and the illicit market.

We also face competition from illicit dispensaries and the illicit market more broadly. Participants in these markets are unlicensed and unregulated. They may be selling cannabis and cannabis products with higher concentrations of active ingredients and using classes of cannabis that are not yet regulated for sale in Canada. Various Canadian cities have seen an influx in the number of illicit dispensaries. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis products could result in the perpetuation of the illicit market for cannabis and/or have a material adverse effect on the perception of cannabis use. Any or all these events could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Our Company

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need to raise additional capital through the issuance of debt or equity securities. We may not be able to raise cash in future financing on terms acceptable to us, or at all.

Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our common shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

The report of our independent registered public accounting firm for the year ended December 31, 2021 includes a "going concern" explanatory paragraph.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2021 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. The inclusion of a going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

We have no operating experience as a publicly traded company in the U.S.

We have no operating experience as a publicly traded company in the U.S. Although the individuals who now constitute our management team have experience managing a publicly traded company, there is no assurance that the past experience of our management team will be sufficient to operate our company as a publicly traded company in the United States, including timely compliance with the disclosure requirements of the Securities and Exchange Commission. These requirements will place significant strain on our management team, infrastructure and other resources. In addition, our management team may not be able to successfully or efficiently manage our company as a U.S. public reporting company that is subject to significant regulatory oversight and reporting obligations.

We lack operating history.

We have only started to carry on our current business since 2019. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources. Our failure to meet any of these conditions could have a materially adverse effect on our company and may force us to reduce, curtail, or discontinue operations. There is no assurance that we will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations. We may not successfully address all of the risks and uncertainties or successfully implement our existing and new products and services. If we fail to do so, it could materially harm our business and impair the value of our common shares, resulting in a loss to shareholders. Even if we accomplish these objectives, we may not generate the anticipated positive cash flows or profits. No assurance can be given that we can or will ever be successful in our operations and operate profitably.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of British Columbia, Canada. Some of our directors and officers, and the experts named in this annual report, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, it may be difficult for holders of our common shares who reside in the United States to effect service within the United States upon our directors and officers who are not residents of the United States. It may also be difficult for holders of our common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or our directors or officers predicated upon the United States federal securities laws or any such state securities or "blue sky" laws.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information that would be publicly available to our shareholders.

As a foreign private issuer, we will be exempt from certain rules under the Securities Exchange Act of 1934 that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Securities Exchange Act of 1934. In addition, our officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as a company that files as a U.S. domestic issuer whose securities are registered under the Securities Exchange Act of 1934, nor are we generally required to comply with the Securities and Exchange Commission's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly interim financial statements on Form 6-K to the Securities and Exchange Commission. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a U.S. domestic issuer.

Risks Related to Our Common Shares

Because we can issue additional common shares, our shareholders may experience dilution in the future.

We are authorized to issue an unlimited number of common shares without par value. Our board of directors has the authority to cause us to issue additional common shares without consent of our shareholders. The issuance of any such securities may result in a reduction of the book value or market price of our common shares. Given the fact that we have not achieved profitability or generated positive cash flow historically, and we operate in a capital-intensive industry with significant working capital requirements, we may be required to issue additional common equity or securities that are dilutive to existing common shares in the future in order to continue its operations. Our efforts to fund our intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Volatility in our common share price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the foreseeable future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources away from the day-to-day business operations.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares are listed on the Canadian Securities Exchange. Trading of shares on the Canadian Securities Exchange is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.

The volume of trading in our common shares has been low and the share price has fluctuated significantly. This volatility could depress the market price of our common shares for reasons unrelated to operating performance. The market price of our common shares could decline due to the impact of any of the following factors upon the market price of our common shares:

• sales or potential sales of substantial amounts of our common shares;

• announcements about us or about our competitors;

• litigation and other developments relating to our company or those of our suppliers or our competitors;

• conditions in the automobile industry;

• governmental regulation and legislation;

• variations in our anticipated or actual operating results;

• change in securities analysts' estimates of our performance, or our failure to meet analysts' expectations;

• change in general economic conditions or trends;

• changes in capital market conditions or in the level of interest rates; and

• investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market price of shares of companies in the cannabis industries, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares, regardless of our actual operating performance.

A prolonged and substantial decline in the price of our common shares could affect our ability to raise further working capital, thereby adversely impacting our ability to continue operations.

A prolonged and substantial decline in the price of our common shares could result in a reduction in the liquidity of our common shares and a reduction in our ability to raise capital. Because we plan to acquire a significant portion of the funds, we need in order to conduct our planned operations through the sale of equity securities, a decline in the price of our common shares could be detrimental to our liquidity and our operations because the decline may cause investors not to choose to invest in our shares. If we are unable to raise the funds, we require for all our planned operations and to meet our existing and future financial obligations, we may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. As a result, our business may suffer, and we may go out of business.

Because we do not intend to pay any cash dividends on our common shares in the near future, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them.

Our common shares are subject to penny stock rules. Trading of our common shares may be restricted by the Securities and Exchange Commission's penny stock regulations, which may limit a shareholder's ability to buy and sell our common shares.

Our common shares are penny stock.  The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors".  The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares that are subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common shares.

The Financial Industry Regulatory Authority sales practice requirements may also limit a shareholder's ability to buy and sell our common shares.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority or FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares.

We may be classified as a "passive foreign investment company," which may have adverse U.S. federal income tax consequences for U.S. shareholders.

Generally, for any taxable year in which 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our common shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the taxable year ending December 31, 2021 or for future taxable years.

If we are a PFIC for any year during a non-corporate U.S. shareholder's holding period of our common shares, then such non-corporate U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called "excess distribution" received on our common shares, as ordinary income, rather than as capital gain, and the preferential tax rate applicable to dividends received on our common shares would not be available. Interest charges would also be added to the taxes on gains and distributions realized by all U.S. holders.

A U.S. shareholder may avoid these adverse tax consequences by making a timely and effective "qualified electing fund" election ("QEF election"). A U.S. shareholder who makes a QEF election generally must report, on a current basis, its share of our ordinary earnings and net capital gains, whether or not we distribute any amounts to our shareholders. The QEF election is available only if our company characterized as a PFIC provides a U.S. shareholder with certain information regarding its earnings and capital gains as required under applicable U.S. Treasury regulations. In the event we become a PFIC, U.S. Holders should be aware that we might not satisfy the recordkeeping requirements that apply to a QEF or supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that our company is a PFIC for any tax year.

A U.S. shareholder may also mitigate the adverse tax consequences by timely making a mark-to-market election. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the increase in the fair market value of the common shares and deduct from gross income the decrease in the value of such shares during each of its taxable years. A mark-to-market election may be made and maintained only if our common shares are regularly traded on a qualified exchange. Whether our common shares are regularly traded on a qualified exchange is an annual determination based on facts that, in part, are beyond our control. Accordingly, a U.S. shareholder might not be eligible to make a mark-to-market election to mitigate the adverse tax consequences if we are characterized as a PFIC.

Each U.S. shareholder should consult their own tax advisors with respect to the possibility of making these elections and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. This paragraph is qualified in its entirety by the discussion in the section of this annual report entitled "Certain Material United States Federal Income Tax Considerations." In addition, our PFIC status may deter certain U.S. investors from purchasing our common shares, which could have an adverse impact on the market price of our common shares.

Item 4. Information on the Company

A. History and Development of the Company

We are a corporation incorporated under the Business Corporations Act (British Columbia) in British Columbia, Canada under the name "Adastra Holdings Ltd." with an authorized share structure of unlimited number of common shares without par value. Our principal place of business is located at 5451 - 275 Street, Langley, British Columbia V4W 3X8, Canada and our telephone number is (778) 715-5011. Our registered and records office is located at 800 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, Canada.

We are an extraction and processing solutions company. Our mission is to develop and deploy large-scale cannabis and hemp extraction technologies and provide turn-key processing solutions to help licensed standard and micro-cultivators maximize the value of every harvest. We are also applying for a dealers licence for mushroom and mushroom-derived products in preparation for licencing of psychedelics in Canada, and operate a research-based multidisciplinary centre with physicians and healthcare professionals providing medical cannabis therapies.

History of the Company

Our Company was incorporated under the laws of the province of British Columbia on October 14, 1987. On December 19, 2019, our company changed its name to "Adastra Labs Holdings Ltd." from "Arrowstar Resources Ltd." (our company prior to this change of name, "Arrowstar"). On March 19, 2021, our company changed its name to "Phyto Extractions Inc." from "Adastra Labs Holdings Ltd.". On April 9, 2021, our company completed a consolidation of its common shares (on the basis of one (1) post consolidated common share for every three (3) pre-consolidation shares). On September 1, 2021, our company changed its name to "Adastra Holdings Ltd." from "Phyto Extractions Inc.".

On December 20, 2019, Arrowstar acquired all of the issued and outstanding common shares of Adastra Labs Holdings (2019) Ltd. ("Adastra"), a private British Columbia cannabis extraction and processing solutions company incorporated on June 18, 2018. The transaction was accounted for as a reverse acquisition, with Adastra being identified as the accounting acquirer and the net assets of Arrowstar at the date of the transaction are deemed to have been acquired by Adastra. At the time of the transaction, we changed our financial year end from April 30 to December 31.

On August 31, 2021, we acquired all of the issued and outstanding common shares of 1225140 B.C. Ltd., doing business as PerceiveMD, ("PerceiveMD"), pursuant to the terms of a share purchase agreement dated August 10, 2021. PerceiveMD owns a private British Columbia research-based multidisciplinary center for medical cannabis and other therapies. We intend to employ physicians and other healthcare professionals at our clinics related to the operations of PerceiveMD will provide consultations to patients regarding the benefits of using cannabis-based products. Patients will be seen by a licensed physician and prescribed cannabis-based products.

At this time, we cannot fulfill any prescriptions ourselves as we do not hold the medical licence required from Health Canada and the College of Physicians and Surgeons. Instead, the prescription will be fulfilled by a licensed producer. We are preparing documents for the medical licence application, which will be submitted shortly, and we expect this to be approved in approximately three months.  We are confident that our application will be successful, however, if, in the unlikely event, we are unsuccessful in this application we will continue to operate under our current model with prescriptions fulfilled by a licensed producer.

On September 17, 2021, we acquired all of the issued and outstanding common shares of 1204581 B.C. Ltd. ("1204581BC") pursuant to the terms of a share purchase agreement dated September 15, 2021. 1204581BC is the owner of intellectual property rights for the Phyto Extractions Brand.

Development of the Company

On October 18, 2018, Adastra submitted applications with Health Canada for the licenses under "An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts" (the "Cannabis Act"), which licenses will designate Adastra and Chemia Analytics Inc. ("Chemia"), a wholly owned subsidiary of Adastra, as a licensed processor and a licensed cannabis tester, respectively.

On January 9, 2019, Adastra entered into a lease agreement with 1178562 B.C. Ltd., the holder of the property. On June 12, 2019, Adastra acquired all of the shares of 1178562 B.C. Ltd.

In mid-February 2019, Adastra finalized its plans for the retrofit of the building located at 5451 275th Street, Langley, British Columbia V4W 3X8, Canada (the "Facility"). In late February/early March 2019, Adastra submitted materials to the Township of Langley for re-zoning and commenced the retrofit of the Facility. On March 15, 2019, Adastra completed demolition and re-insulation of the Facility. On April 14, 2019, Adastra received unanimous Township of Langley Council approval to proceed with rezoning of the Facility. On May 10, 2019, Adastra received a status letter from Health Canada advising that there are no critical concerns at this time. On May 27, 2019, Adastra received final approval from the Township of Langley for re-zoning of the Facility. On June 10, 2019, Adastra had commenced the post-demolition portion of the retrofit of the Facility. In late November 2019, Adastra completed the retrofit of the Facility and on December 2, 2019, Adastra submitted its evidence package for its Cannabis (processing, sales) license application to Health Canada.

On October 25, 2019, Chemia received its analytical testing license from Health Canada. On March 16, 2020, Health Canada issued a Standard Processing License on the Facility to Adastra. Health Canada issued an Analytical Testing License to our facility owned by Chemia. The license became effective March 17, 2020. We received an amendment to our Standard Processing License authorizing the sale of cannabis extract, cannabis edibles and cannabis topicals on March 13, 2021, and our research license for organoleptic testing on April 16, 2021.

On December 16, 2021 the Company received its Flower Sales License from Health Canada ("Flower License"), this will allow the Company to sell dried cannabis flower products provincially and territorially in Canada.

On March 23, 2022 the Company submitted its application for a Controlled Substances Dealer's License (the "Dealer's License") which will allow the Company to procure controlled substances, including synthesis, propagation, cultivation, and harvesting of psychedelic mushrooms for Psilocybin extraction, research and manufacture controlled substances such as Psilocybin and Psilocin and business-to-business sale of controlled substances, including by export. The Dealer's License application was originally filed in September, 2021 with a Health Canada audit performed on March 9, 2022. The Company responded to Health Canada's request for more information and successfully submitted its Dealer's License application on March 23, 2022. Unless Health Canada comes back with an additional request for information, the Company expects the Dealer's License to be received in May 2022.

On April 11 2022 the Company submitted its application for a medical sales license (the "Medical Sales License") which will allow the Company to sell cannabis extracts to medical cannabis patients and licensed health practitioners and to develop products classed as cannabis extracts such as tinctures, oils, capsules, soft gels and sprays.  The Company expects this license to be received in 6 to 8 weeks following the submission on April 11, 2022.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B. Business Overview

We are an integrated Canadian cannabis company focused on extraction and associated analytical testing. We, through one of our wholly owned subsidiaries, have a license to produce cannabis extracts under the Cannabis Act (LIC-SRIM66H586-2020). In addition, we, through one of our wholly owned subsidiaries, have been granted a license by Health Canada to conduct analytical testing for the cannabis industry (LIC-WOUX7802CE-2019). The Facility is a purpose-built facility with a view to be in compliance with European Union ("EU") Good Manufacturing Practices ("GMP") standards, which will allow us, subject to obtaining any necessary permits to export the products from the Facility to international destinations where cannabis is nationally legal for medical or adult usage purposes. We intend to export only to authorized recipients / countries - initially the EU for medical cannabis extracts once GMP accredited. There will be no US exports unless there is a change in US federal law. The Facility was completed in the quarter ended March 31, 2020 and became operational in April 2020.

Cannabis

The terms cannabis and marijuana are used interchangeably in Canada. The two main types of cannabis/marijuana are the Sativa and Indica plants, with hybrid strains being created when the genetics of each are crossed. Within each type of cannabis, there are hundreds of different phytochemical compounds, including many different cannabinoids (the most common being detla-9-tetrahydrocannabinol ("THC"), which is the psychoactive ingredient, and cannabidiol ("CBD"), which is responsible for many of the non-psychoactive effects of medical marijuana.

Cannabis can be used for either recreational or medicinal purposes and typically comes in the form of dried plant, powder form, resin or oil. Cannabis for medical use was legalized in Canada in 2001. Cannabis for recreational use was legalized in Canada in 2018.

Regulatory Framework

Cannabis was legalized in Canada for medicinal use in 2001 and has been a commonly prescribed medication since then. The production, distribution and sale of medicinal and adult-use cannabis is tightly controlled by the Canadian federal government. In 2013, Health Canada introduced the commercial cannabis licensed producer program under the Marijuana for Medical Purposes Regulations ("MMPR") program. In 2015, the Supreme Court of Canada found certain elements of the MMPR unconstitutional which led to the development of the "ACMPR" (Access to Cannabis for Medical Purposes Regulations), specifically medical cannabis patients having the right to use oils and derivative forms of cannabis. In August 2016, the MMPR was replaced by the ACMPR. The ACMPR program as it relates to commercial production is very similar to the MMPR.

The Canadian federal Cannabis Act came into force on October 17, 2018, to create a new legal regime for non-medicinal, or recreational, cannabis and to continue the legal regime for medicinal cannabis. Medicinal cannabis continues to be subject to different rules than recreational cannabis. The production and sale of medicinal cannabis is governed strictly by the federal government, whereas the regime for recreational cannabis is created by federal, provincial and municipal regulations.

The federal government regulates cannabis through the Cannabis Act, and governs the rules and regulations regarding:

• Minimum legal age requirement for recreational cannabis customers.

• Types of cannabis products available for sale. The sale of certain amounts of dried cannabis, fresh cannabis, cannabis oils, cannabis plants and cannabis plant seeds are legal as of October 17, 2018. Edibles containing cannabis and cannabis concentrates became legally available for sale October 17, 2019.

• Packaging and labelling requirements for products.

• Restrictions on promotional activities, displays and dispensing.

• Legalization of possession in public of 30 grams or less of dried cannabis, or the equivalent amount of other legal types of cannabis products, for someone 18 years of age or older, while maintaining a criminal offence for possession of more than that amount.

• Legalization of growing up to four cannabis plants in a private residence, while maintaining offences for having more than that or having them in a public place.

• Creating a licensing regime and requirements for the commercial production of cannabis and its wholesale sale to provincial and territorial distributors.

• Authorizing the provinces and territories to each legislate to create a new regulatory regime in their respective jurisdictions for the distribution and sale of recreational cannabis to persons 18 years of age or older.

• Maintaining offences for production, distribution or selling of cannabis outside of the newly regulated cannabis industry (with some exceptions).

• Continuing the separate legal regime for growing and selling medicinal cannabis to medical patients.

Under the regime created by the Cannabis Act, the federal government licenses and regulates the growing, processing and production of cannabis products for commercial purposes, and each province and territory controls the distribution and sale of recreational cannabis in their jurisdiction. Each jurisdiction is adopting unique legislation to address these issues. Only cannabis products that are grown or produced by a federally licensed producer may be sold or purchased in the provinces and territories. The distribution model of each province will not adversely affect our company as a business-to-business provider.

Each provincial or territorial government is responsible for its own regime for the distribution and sale of recreational cannabis in its jurisdiction. For example, in Saskatchewan, retail cannabis is sold by private retailers, in Quebec, by a government-operated public entity and, in British Columbia, by a combination of public and private retailers. Each province and territory also has the power to add, within its jurisdiction, more restrictive regulations from some of those in the federal legislation, including:

• Lowering the limit of cannabis permissible for personal recreational possession and consumption.

• Adding any rules and regulations to those for home grown recreational cannabis.

• Restricting the consumption of recreational cannabis in public spaces.

• Raising the minimum age for possession and consumption of cannabis.

Municipalities have the powers given to them by provincial statutes. Municipalities are given some authority over land use regulation and have the power to prohibit and regulate certain uses through zoning by-laws. Generally, the use carried out at any commercial real property must fit within the applicable zoning by-laws or the municipality can stop or prevent the use from being carried out on that real property.

Psychedelics are Schedule III substances under the Controlled Drugs and Substances Act for which the extraction of raw materials from, or involvement in production activities are regulated federally in Canada. In order to develop our business and undertake research and development, the Company is applying for a dealer license for psychedelics which, if obtained, will allow the Company to possess and formulate psychedelics. At present a dealer license holder can only trade with another individual who has the same license. Their activities are limited in trade and they cannot provide substances to individuals or companies as Health Canada has yet to approve psychedelics as a drug and it is currently illegal to possess psychedelics in Canada without a dealer license or other exemption. While we anticipate being successful in this application, there is no guarantee that we will obtain a dealer license to possess and formulate psychedelics. If we are successful in this application there remain uncertainties with respect to how government regulations will impact our business with respect to psychedelics.  The Company is in the process of assessing this impact.

Current Status of Cannabis License Applications

The ACMPR was repealed when the Cannabis Act and the cannabis regulations came into effect on October 17, 2018. Under the new regime, when an applicant applies for a license there are four sub-categories to choose from:

(a) Cannabis (cultivation, processing, sales);

(b) Industrial Hemp;

(c) Research; and

(d) Analytical Testing.

On October 18, 2018, Adastra submitted two applications with Health Canada for the licences under the Cannabis Act. This included an application for Adastra under the first category: Cannabis (cultivation, processing, sales) and an application for Chemia under the fourth category: (Analytical Testing). The Cannabis license that Adastra has applied for permit it to process and sell its products for either medical or recreational use. Chemia has been granted an Analytical Testing license by Health Canada effective October 25, 2019.  Adastra has been granted a Standard Processing License for production of cannabis extracts and sale of cannabis extracts to other Health Canada licensed companies) by Health Canada on March 13, 2020. Adastra has also been granted a Research License for organoleptic testing on April 16, 2021 from Health Canada.

On December 16, 2021 the Company received its Flower Sales License from Health Canada ("Flower License"), this will allow the Company to sell dried cannabis flower products provincially and territorially in Canada.

On April 11 2022 the Company submitted its application for a medical sales license (the "Medical Sales License") which will allow the Company to sell cannabis extracts to medical cannabis patients and licensed health practitioners and to develop products classed as cannabis extracts such as tinctures, oils, capsules, soft gels and sprays.  The Company expects this license to be received in 6 to 8 weeks following the submission on April 11, 2022.

Our business depends on these three licenses and the loss of any one of them could have a material adverse effect on our business, results of operations and financial condition.

Other Intellectual Property

Pursuant to the acqusition of 1204581BC the Company becames the owner of intellectual property rights for the Phyto Extractions Brand.  The Company benefits from the brand awareness of the Phyto Extractions Brand to market both the current and potential future cannabis products.

Facility

On January 9, 2019, Adastra entered into a lease agreement with 1178562 B.C. Ltd., the holder of the property. Adastra has subsequently acquired all the common shares of 1178562 B.C. Ltd. The Facility is a 13,035 square foot building that was a former food manufacturing facility.

Existing Facility Floorplan 13,035 sq. ft.

The site was chosen with two important considerations in mind. First, the current design and use of the facility as a food manufacturing facility for 20 years ensures the infrastructure and familiarity of Health Canada regulators with the Facility are optimal for conversion to a GMP cannabis extraction and analytical testing operation. Second, the strategic location in the Lower Mainland of British Columbia allows Adastra and Chemia to service licensed producers and other cannabis industry operations with easy access.

Proposed Facility Layout

The Facility modifications are under design with a cross-functional team of cannabis industry consultants, equipment manufacturer design input, and construction and design contractors.

Revised Floorplan

Adastra and Chemia operate together at the Facility. Some portions of the Facility restrict access to Adastra or Chemia.

We completed renovation of the Facility during the quarter ended March 31, 2020 at a cost of $3,900,000.

Extraction Equipment

Adastra has selected Supercritical CO2 extraction equipment and has agreed to purchase an extraction system that includes the ExtraktLAB Series 140 CO2 extractor along with the necessary additional equipment and software required for its operation of the extractor for an agreed price of $756,900. These units have a capacity of processing 422 pounds of cannabis biomass per day with a crude cannabis oil yield of 11-19% based on the cannabis flower/trim combinations intended to be used as extraction biomass.

We purchased and setup extraction, processing and testing equipment during the quarter ended March 31, 2020. We fully outfitted our centralized facility with equipment necessary to process cannabis at cost of $1,200,000.

The ability to further process cannabis crude to distillate, a high potency cannabinoid product containing over 90% active ingredient was contingent on the purchase of distillation equipment. Adastra purchased two Germany made wiped-film short path distillation units, one for $362,950 from Root Sciences, paid in cash, and the other for $386,215 from CapSure Consulting Ltd., paid through the issuance of 471,685 shares at a fair value price of $0.84 per common share. The common shares issued were subject to a hold period of four months and one day from the date of issuance. Together these machines refine cannabis crude a rate of 6.61 lbs per minute and provide a bulk salable product or the input into consumer-packaged goods such as edibles, topical and vaporizer cartridges.

Adastra also invested in two RoboCap RL-300s from ATG Pharma. Both filling machines were purchased for a total of $114,470 and commissioned in June 2020. These assets fill vaporizer cartridges, small bottles and candy molds. Together the two machines are capable of producing 45,000 vaporizer cartridges per day.

Adastra expanded its operational capabilities in October 2020 through the purchase of a high-capacity EV-Mass 30 Cryogenic Ethanol Extraction system from Evolved Extractions for $760,440. This extraction system can process more than 900 lbs of cannabis biomass per day with a yield of 11-19% to crude with fewer post-processing steps than Supercritical CO2 extraction.

Beginning in December 2020 Adastra began to retrofit the Facility to allow for the use of butane and propane. This construction, completed in February 2021, permitted the installation of MeP70XT Hydrocarbon Extractor from ExtractionTek Solutions LLC. This extractor and ancillary equipment was purchased for a total of $284,010 and has allowed for the production of rare, high margin Butane Hash Oil products including shatter, waxes, crumble, live resin, diamonds & sauce and more. This extractor can extract over 400 kgs of cannabis biomass per day.

Laboratory Equipment

Chemia will be required to perform all cannabis testing specified in the Cannabis Act regulations. Chemia expects to require the following specific equipment in addition to other miscellaneous equipment:

• 1x LCMS-8060 Triple Quadrupole Detector Package

• 1x GCMS-TQ8050 w/EI ion source Smart PackGE

• 1x ICPMS-2030 Mass Spectrometer

• 1x Multiwave GO Microwave Digestion System

• 1x Cannabis Analyzer Base Package: LC-2030C

Operations

Principal Products

We are a health and wellness company focused on the processing of cannabis and cannabis analytical testing. We provide processing solutions to licensed cultivators of cannabis and hemp, and supply cannabis extracts to qualified Canadian and international business-to-business partners under their own brand.

To meet growing requirements, we intend to produce our cannabis extractions for both recreational and medical use.

In addition to providing at-cost analytical testing services to Adastra, Chemia provides full-suite cannabis analytical testing services to 3rd parties throughout the Province of British Columbia lower mainland.

Our team can provide consulting and testing services for product formulation and development for cannabis product developers.

Our revenue is generated through bulk cannabis extracts sales, processed cannabis extract wholesales and toll processing contracts within Canada. Revenues of $5,628,616 for the year ended December 31, 2021 consisted of bulk distillate sales of $2,188,924, packaged shatter sales of $1,709,990, vape cartridge sales of $1,050,235, licensing revenue of $385,119, toll processing revenue of $40,283 and other revenue of $254,065. Revenues of $2,499,355 for the year ended December 31, 2020 consisted of bulk distillate sales of $1,974,908, and toll processing revenue of $524,447.

Extraction

To meet growing requirements, we intend to produce our cannabis extractions for both recreational and medical use:

• Indica and Sativa strains and combinations of both - for various medicinal purposes including anxiety, insomnia, pain, nausea and cancer treatment.

• Premium extracts are expected to have a higher market value but only when they provide a truly unique experience.

Specific products developed by us will be initially limited by those currently permitted in the medicinal market and recreational market.

Cannabis is a powerful stimulus that provides a unique experience to each user. With each variation comes a completely different experience. We understand the power that cannabis can have over people and the difference each strain can make. From pain-relief strains to euphoric "outer" body experiences, we anticipate having unique extracts for the desire of every consumer.

We plan to process, sell and distribute high quality cannabis extracts currently permitted by Health Canada under the Cannabis Act. We plan to increase our product line offering for additional products to be manufactured per Health Canada regulations as permitted under the Cannabis Act.

We plan to develop special product lines, each with its unique identifier and use to allow customers to use cannabis based on why they want to consume it. We expect that each product line will have a different strain, giving customers the ability to choose the kind of effect they need and want.

Indica, Sativa and Hybrid strains are used to treat a wide variety of ailments. Each type of strain extract will be derived of a unique blend of premium cannabis plant material. We also intend to create a line of single-origin and handcrafted cannabis extract products.

Our planned products, some of which are subject to legalization and/or obtaining necessary additional licenses (noted with "*"), are projected to include:

•      Bulk Low THC Cannabis Oil for tinctures;

•      Bulk CBD Oil without THC*;

•      Consumer packaged Low THC Cannabis Oil*;

•      Consumer packaged CBD Oil without THC*;

•      Bulk High THC Cannabis Oil (distillate);

•      Bulk Vaporizing pen formulations;

•      Bulk water-soluble (nano-emulsion) cannabis oils and distillate;

•      Bulk THC distillate Cannabis Gel Capsules (two-part);

•      Consumer packaged THC Cannabis Oil Tinctures;

•      Consumer packaged Vaporizing pens;

•      Consumer packaged THC distillate Cannabis Gel Capsules;

•      Bulk and consumer packaged hydrocarbon extracts;

•      Bulk and consumer packaged Cannabis infused cosmetics and topics*; and

•      Bulk and consumer dried flower*.

We depend on the brand licensing agreement to CannMart Labs Inc. to bring our products to market in Canada. Per this agreement, CannMart Labs Inc. has an exclusive license to use the Company's brands in association with development, manufacture, production, promotion, marketing, packaging, distribution and sale of the following types of products:

•      Cannabis vaporizing pen cartridges and batteries;

•      Cannabis capsules;

•      Cannabis tincture bottles and tincture jars;

•      Cannabis syringes;

•      Cannabis terpene extracts (terp sauce); and

•      Cannabis concentrates in solid form such as shatter, wax, live resin, crystals (diamonds) produced with Butane Hash Oil (BHO) or Propane Hash Oil (PHO) processes.

Per this brand licensing agreement, CannMart Labs Inc. fulfills sales orders of the Company's products across Canada and pays the Company 50% of gross profits earned from these sales on a quarterly basis. In return, CannMart Labs Inc. assists in the marketing of the Company's products to increase sales. This agreement is set to terminate during 2023 and since the acquisition of Phyto BrandCo, the Company has earned over $385,000 from the agreement. We also intend to brand our products using proprietary trademarks to be acquired by or developed in house.

In addition, we anticipate we will provide other Health Canada cannabis license holders in the industry (Standard Cultivators or other Standard Processors) the ability to process cannabis into cannabis oils, distillate or other extract related formulations as a B2B service for a fee.

No part of our business is reasonably expected to be affected in the current financial year by either the renegotiation or termination of any contract.

Cannabis and hemp biomass is widely available in the Canadian market, noting that there can be raw material price volality, with prices also varying depending on strain as well as quantity and quality of product available. Overall, due to certain oversupply of non-craft cannabis and hemp biomass in the Canadian markets, the price of cannabis and hemp biomass has generally reduced over the last couple years.

Production Flow

The production flow of the Facility was designed to maximize the use of the existing production area layout while meeting all the requirements for Cannabis regulations.

Super Critical CO2 Production Flow Path

The flow path above depicts the receiving process whereby dried cannabis flower and trim is brought into our extraction facility for supercritical CO2 extraction, cryogenic ethanol extraction and hydrocarbon extraction. The first step involves a receipt moisture test, weighing and input into the inventory control system.

Following successful receipt, dried cannabis is then transferred into a temperature and humidity controlled secure vault until it is withdrawn for extraction. During the production process, dried cannabis is checked out of the secured vault (15) and enters production.

When CO2 extraction is to be performed, cannabis is transported to one of two grinding stations where it is milled to a fine consistency (2) to maximize surface area and compactness to improve extraction efficiency.

Following grinding the cannabis biomass is transferred to the Decarboxylation room (3) where it is heated in a vacuum and terpenes are extracted by a cold trap. These terpenes will be re-introduced to the extracted cannabis oil. The cannabis biomass is then extracted with supercritical CO2 (5) where crude cannabis oil is produced.

The cannabis crude oil is then mixed with ethanol and stored for 24-48 hours during winterization (4) after which it is filtered using large stainless-steel filters under a vacuum to remove waxes and lipids (6,7,8).

The remaining cannabis oil-ethanol mixture is processed through a rotary evaporator to remove and recycle all ethanol (8). The remaining cannabis oil then undergoes another distillation process in the Short Path Distillation equipment to further refine the oil to its purest form (10,11). If required, the cannabis distillate can be formulated to meet Cannabis Act regulations. Finally, the refined and properly dosed cannabis oil is filled into bottles (8) and packaged (9) for sale. The cannabis product can be sent to shipping (10A) or secure storage (10B).

Spent biomass is removed from the CO2 extraction equipment (1) and transported to a caged storage area (2). Spent biomass is THC- and cannabinoid-free and will be disposed of through 3rd party composting (3).

Cryogenic Ethanol Extraction Production Workflow

When Cryogenic Ethanol extraction is to be performed, cannabis is transported to the Grinding room (2) to be filled into extraction bags. No milling is required.

Once filled into bags, the cannabis moves into the Winterization Room (23) for ethanol extraction. Cannabis crude is generated and flows into the Filtration room (9) for secondary decarboxylation and devolatilization.

The decarboxylated cannabis crude then undergoes another distillation process in the Short Path Wiped Film Distillation equipment to further refine the oil to its purest form (10,11). If required, the cannabis distillate oil can be formulated diluted to meet Cannabis Act regulations. Finally, the refined and properly dosed cannabis oil is filled into bottles (8) and packaged (9) for sale. The cannabis product can be sent to shipping (10A) or secure storage (10B).

Spent biomass is removed from the Cryogenic Ethanol Extraction equipment (23) and transported to a caged storage area (2). Spent biomass is THC- and cannabinoid-free and will be disposed of through 3rd party composting (3).

Hydrocarbon Extraction Production Flow

When Hydrocarbon extraction is to be performed, cannabis is transported to the HAL booth (25) for extraction.

Once filled into bags, the cannabis is extracted (25) and a cannabis extract is produced.

The cannabis extract flows into Product Development (26) for hydrocarbon purge using vacuum ovens. Bulk purged extract can then be packaged (9) for sale. The cannabis product can be sent to shipping (10A) or secure storage (10B).

Spent biomass is removed from the Hal Booth (25) and transported to a caged storage area (2). Spent biomass is THC- and cannabinoid-free and will be disposed of through 3rd party composting (3).

Testing

Chemia provides QA/QC and compliance testing services for licensed producers of cannabis and cannabis products under Health Canada regulations. Chemia also provides in-process testing services to help cultivators and processors optimize their processes. For QA/QC and compliance testing, any company holding a valid Health Canada cultivation or micro-cultivation, or processing license can send Chemia their sample. In addition to that, any dispensary representative, independent patient, and anyone else who wants to learn the chemistry and composition of their cannabis products can send samples for testing.

Chemia expects to provide the following testing services:

- Potency Testing

o Fast, high sensitivity testing to determine the potency of cannabis products. Chemia's tests will determine the levels of THCA/THC and CBDA/CBD and their total equivalency. Potency can be determined on fresh/dried flower, oils, extracts and concentrates.

- Microbial Contamination

o Chemia will be outfitted to complete all Health Canada mandated microbial tests on fresh/dried flower, oils, extracts and concentrates. Including amounts of total yeast and mold, total aerobic microbial counts, bile-tolerant gram-negative bacteria, E. coli, and Salmonella. Upon request testing for S. aureus, and P. aeruginosa will be conducted.

- Aflatoxins Analysis

o Chemia's method is capable of fulfilling Health Canada requirements for the analysis of aflatoxins on dried cannabis flower, oils and extracts. Chemia will test for aflatoxins B1, B2, G1 and G2.

- Heavy Metal Analysis

o Cannabis is known to accumulate heavy metals in its tissues. As required by Health Canada, its lab can efficiently and accurately test dried flower, oil and extracts for lead (Pb), cadmium (Cd), mercury (Hg) and arsenic (As). Additional metal screening for trace elements can also be performed as needed.

- Pesticide Screening

o Regulations for pesticide use on cannabis are strict. Chemia will use a combination of high-tech analytical techniques for pesticides screening. This screening can be done for fresh/dried flower, oils, extracts and concentrates.

- Residual Solvent Analysis

o To ensure the safety of customer's products and maintain compliance with Health Canada regulations, Chemia has developed tests to determine the quantity of residual solvents in cannabis oils, extracts and concentrates. Chemia can determine the quantity of methanol, ethanol, acetone, isopropanol (isopropyl alcohol), acetonitrile, hexane, heptane and pentane.

- Loss On Drying

o Before sale in Canada the moisture content of all dried cannabis flower must be reported. Chemia's tests will provide a customer with the percent moisture of customer's products.

- Foreign Matter

o As per Health Canada regulations Chemia will visually inspect customer's cannabis products for the presence of foreign material.

-

- Cannabinoid Profiling

o In addition to potency testing, Chemia can quantify 14 unique cannabinoids in cannabis products. The list of cannabinoids includes Tetrahydrocannabinolic acid (THCA), Δ9-Tetrahydrocannabinol (Δ9-THC), Cannabidiolic acid (CBDA), Cannabidiol (CBD), Cannabinol (CBN), Cannabigerolic acid (CBGA), Cannabigerol (CBG), (±)-Cannabichromenic acid (CBCA), (±)-Cannabichromene (CBC), Tetrahydrocannabivarinic acid (THCVA), Tetrahydrocannabivarin (THCV), Cannabidivarinic acid (CBDVA), Cannabidivarin (CBDV) and Cannabigerovarinic acid (CBGVA).

- Terpene Analysis

o Flavour and aroma of cannabis come from its terpene profile. That's why Chemia can quantify 39 terpenes commonly detected in cannabis. Chemia's tests can determine the quantities of the monoterpenes, alpha-Pinene, Camphene, Sabinene, beta-Pinene, beta-Myrcene, alpha-Phellandrene, (1S)-(+)-3-Carene, alpha-Terpinene, (R)-(+)-Limonene, Eucalyptol, Ocimene, gamma-Terpinene, Sabinene Hydrate, L-(-)-Fenchone, Terpinolene, Linalool, (1R)-Endo-(+)-Fenchyl Alcohol, (1S)-(-)-Camphor, (-)-Isopulegol, Isoborneol, (+/-)-Borneol, Hexahydrothymolalpha-Terpineol,gamma-Terpineol, Geranyl Acetate, (+)-Pulegone, Geraniol, Nerol. CAI can also test for sesquiterpenes including, alpha-Cedrene, trans-Caryophyllene, (-)-Caryophyllene Oxide, alpha-Humulene, Valencene, cis-Nerolidol, trans-Nerolidol, Guaiol, (+)-Cedrol and (-)-Alpha-Bisabolol.

Although Chemia will be required to perform all cannabis testing specified in the Cannabis Act regulations, it is permitted to stage purchase of expensive analytical equipment and certify the various tests in a staggered manner as a way of reducing capital expenditures. Further, Chemia plans to finance used equipment that has been certified from the manufacturer to reduce the overall cost and allow for the 3rd party testing revenue to reduce the cost of equipment financing.

Principal Markets

There are two broad segments, medical use and recreational. There is growth and greater acceptance in the medical use of CBD products for pain management, appetite control and cell generation involved in the treatment of cancer, MS, epilepsy and AIDS.

Clients are to include direct retail as well as wholesaling to distributors. The regulations also allow the export of products, subject to obtaining the necessary permitting. To maintain a stable supply in the market that meets the demand level, we expect to utilize a variety of distribution channels. Our online presence will also help to connect with the B2B customers. We will also be targeting other businesses that are licensed by Health Canada for product testing, white labelling products and toll processing.

The retail market for cannabis products is still developing and there is a need for more participants within the industry. Health practitioners and doctors play a key role by introducing their patients to cannabis as an alternative treatment. We anticipate designing marketing campaigns to create relationships with health care professionals including education, forums, training, printed literature, and media. Healthcare professionals employed at our clinics will provide consultations to patients and may market our products to them depending on the patients' needs. The Company aims to create relationships with healthcare professionals to support the marketing of our products, mainly through the use of social media.  In April 2021, the Company also entered into a marketing services agreement with Hybrid Financial Ltd. to assist in all aspects of a marketing campaign for the Company.

Within the recreational use segment, we view the following areas where there are potential growth opportunities:

• 25-to-35-YEAR-OLD URBAN PROFESSIONALS: The 25-to-35 "yuppie" market prefer the upscale branding approach.

• ATHLETES: This target group is a blend of medical and recreational use, seeking CBD products for cell generation and healing properties.

• BABY BOOMERS: This was the original "hippie" generation who likely experimented in their youth. Now, largely with grown children, not needing to set moral standards, or frankly seeing the benefits of legalizing an industry to protect users from indiscriminate processors, they have become more accepting of legalization.

Competitive Conditions

We compete with other licensed cannabis processors and cannabis testers in Canada. We anticipate that competition from new participants into the market will increase in the short-to-mid-term, as existing applications in queue with Health Canada are processed and approved. However, we also believe that many current and prospective applicants will not be able to obtain the necessary funding to conduct the necessary construction activities necessary to submit an initial application or in the case of current applicants, final application. Consolidation in this industry has already started, and management of our company believes that it will likely continue and increase as more producers and vendors are licensed by Health Canada under the Cannabis Act.

Seasonality

Our business is not subject to seasonality fluctuations.

Employees

We have 29 employees as of the date of this annual report.

Organizational Structure

We have one direct wholly owned subsidiary, Adastra, a British Columbia corporation. Adastra has six wholly owned direct and indirect subsidiaries incorporated in British Columbia, Canada: (1) Adastra Labs Inc., for the extraction and concentrates production facility; (2) Chemia Analytics Inc., for a cannabis testing and analysis laboratory; (3) 1178562 B.C. Ltd., the owner of the Facility; (4) Adastra Brands Inc., a holding company for future branding of cannabis products which has no activities to date; (5) PerceiveMD, a direct subsidiary of Adastra Labs  Inc. and the owner of a multidisciplinary medical clinic focusing on treatments with cannabis and psychedelics; and (6) 1204581, a direct subsidiary of Adastra Labs  Inc. and the owner of intellectual property rights for the Phyto Extractions brand.

Although Adastra and Chemia are co-located at the Facility in Langley, British Columbia, Canada, they are separate legal entities to allow Chemia to provide objective production testing for Adastra at cost and keep these analytical testing activities separate from Adastra production. We through Adastra and Chemia have acquired two licenses from Health Canada to become a legal processor of cannabis in Canada through Adastra and to be a licensed cannabis analytical testing laboratory with Chemia.

C. Property and Equipment

Through our wholly owned subsidiary, 1178562 B.C. Ltd., we own the Facility.  See "Item 4.B Business Overview - Facility."

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2021 and 2020 and related notes, included in this Form 20-F annual report. Our audited consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the International Accounting Standards Board.

The preparation of the consolidated financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled "Cautionary Note regarding Forward Looking Statements" and "Risk Factors" herein.

All monetary amounts are expressed in Canadian dollars, except number of shares or as otherwise indicated.

A. Operating Results

Overall Performance

Total revenue of $5,628,616 for YTD 2021 compared to $2,499,355 for YTD 2020.

Net loss of $2,749,939 for YTD 2021 compared to $7,615,864 for YTD 2020.

Cash used in operating activities was $1,054,093 for YTD 2021 compared to $2,807,720 for YTD 2020.

Cash as at December 31, 2021 of $744,541 compared to $1,145,461 as at December 31, 2020

Working capital deficit as at December 31, 2021 of $1,120,613 compared to working capital surplus of $105,093 as at December 31, 2020.

Mortgage payable as at December 31, 2021 $3,501,554 compared to $2,442,830 as at December 31, 2020.

The Company has a single reportable segment: the provision of goods and services to the cannabis industry in Canada. All the Company's revenues are generated in Canada, and its non-current assets are located in Canada.

Operations and Facility

The Company's focus for the year ended December 31, 2021, included the expansion of its centralized processing facility in Langley, BC. On March 13, 2021, the Company received an amendment to its Processing License authorizing the sale of cannabis extract, cannabis edibles, and cannabis topicals. On April 16, 2021, the Company received an amendment to its Analytical Testing License allowing for organoleptic testing of its products. In April 2021, the Company commissioned its hydrocarbon extraction line and in August 2021, it submitted a further sales licence amendment for dried flower and a controlled substance dealer's licence for cannabis products.

As of the date of this annual report, the Company is focused on generating revenue from four primary verticals: wholesale activities; service fees for cannabis consultations; educational fees for clients referral to licensed cannabis producers; and the licensing of cannabis trademarks.

As of April 23, 2020 the Company has completed the commissioning and commencement of operations at its 13,000 square feet facility in Langley, British Columbia (the "Langley Facility"). It currently operates a primary supercritical CO2 extraction line for the production of crude cannabis/hemp extracts, wiped film short path distillation plant for the production of high potency cannabis distillate, a formulation, filling line and packaging line for the manufacture of tincture bottles and vaporizer products and shatter as consumer-packaged goods.

During September 2020, the Company installed and commissioned its cryo-ethanol extraction production line that triples the Company's cannabis oil production capacity while reducing overall costs. This production line allows the re-purposing of the CO2 supercritical extraction line for other cannabis concentrate products such as high terpene full spectrum extracts.

During April 2021, the Company completed the installation of its hydrocarbon extraction line, allowing it to produce Shatter products for the Canadian Market.  This high performance hydrocarbon extractor will allow the Company to process over 400 kg per day of dried cannabis into a variety of shatter cannabis products.

Wholesale Bulk Extracts Production

During the year ended December 31, 2021, the Company continued processing its own inventory of dried cannabis through supercritical CO2, cryo-ethanol and hydrocarbon extraction lines and distillation lines for the purpose of selling the resulting bulk cannabis concentrates to licensed clients or using it to fulfill contract manufacturing orders, primarily for vape cartridges. The Company has procured all of its bulk shipments of dried cannabis for its wholesale production lines from various licensed cultivators under the Cannabis Act During the year ended December 31, 2021, the Company recognized revenue of $5,628,616.

SELECTED FINANCIAL INFORMATION

Results of Operations

Consolidated results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	FYE 2021 (IFRS)	FYE 2020 (IFRS)
	$	$
Gross Revenue	5,628,616	2,499,355
Cost of Sales	(3,684,925)	(1,713,774)
Gross Profit	1,943,691	785,581
Operating expenses	(4,335,429)	(7,950,595)
Net (loss) income and comprehensive (loss) income	(2,749,939)	(7,615,864)
Total assets	28,755,450	13,736,950
Current liabilities	5,341,267	3,590,794

Revenues increased to $5,628,616 during the year ended December 31, 2021, compared to $2,499,355 during the year ended December 31, 2020, from increased processing of cannabis biomass for third party licensed producers and in-house distillate production, hydrocarbon extraction and licensing revenues from the acquisition of Phyto BrandCo.

Cost of sales increased to $3,684,925 during the year ended December 31, 2021, compared to $1,713,774 during the year ended December 31, 2020, and consists of biomass, labour, solvents and an allocation of production overheads such as facility costs and amortization of production equipment.

For the year ended December 31, 2021, the Company had operating expenses of $4,335,429 and loss and comprehensive loss of $2,749,939, compared to operating expenses of $7,950,595 and loss and comprehensive loss of $7,615,864 during the year ended December 31, 2020.

The decrease in operating expenses and loss and comprehensive loss were the result of the Company's expenses with respect to advertising and promotion, professional fees and consulting, and share-based payments having decreased as the Company moved from its startup phase into production and expansion of its business during the year ended December 31, 2021, offset by a rise in wages and salary costs. The most significant changes in operating expenses and other expenses were as follows:

•

Advertising and promotion decreased to $455,090 during the year ended December 31, 2021, compared to $749,258 during the year ended December 31, 2020, due to the Company developing a more focused investor awareness campaign and being more established in the market.

•

Professional fees and consulting decreased to $585,908 during the year ended December 31, 2021, compared to $704,297 during the year ended December 31, 2020, primarily due to the decrease of consultants needed to prepare the extraction process, commissioning of equipment and testing.

•

Share-based payments decreased to $890,523 during the year ended December 31, 2021, compared to $5,332,500 during the year ended December 31, 2020, as a result of 1,148,333 stock options granted during YTD 2021 (YTD 2020 - 4,206,667); all granted options vest immediately.

•

Wages and salaries increased to $1,128,610 during the year ended December 31, 2021, compared to $526,327 during the year ended December 31, 2020, due to increased hiring activity and production output related to the Langley Facility.

•

During the year ended December 31, 2021, the Company incurred impairment of property and equipment of $150,000 related to an ERP software in software in development that the Company determined would not be completed. No impairment of property and equipment was recorded during the year ended December 31, 2020.

•

During the year ended December 31, 2021, the Company recognized a provision for expected credit losses of $134,083 (Q4 2020 - $nil) related to a significantly aged account receivable which management deemed to have uncertain collectability.

B. Liquidity and Capital Resources

The Company's objectives when managing its liquidity and capital structure are to support further advancement of the Company's business objectives and existing service offerings, as well as to ensure that the Company is able to meet its financial obligations as they come due.

Cash and working capital

As at December 31, 2021 the Company has working capital deficit of $1,120,613 (December 31, 2020 - working capital surplus of $105,093).

As at December 31, 2021, the Company had a current mortgage payable liability of $3,501,554 this mortgage matures on July 1, 2022.

Cash flow activity

Consolidated cashflows for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	FYE 2021 (IFRS)	FYE 2020 (IFRS)
	$	$
Cash used in operating activities	(1,054,093)	(2,807,720)
Cash provided by (used in) financing activities	915,984	3,395,096
Cash provided used in investing activities	(262,811)	(1,818,741)

Net increase (decrease) in cash	(400,920)	(1,231,365)
Cash, beginning of the year	1,145,461	2,376,826
Cash, end of the year	744,541	1,145,461

Cash used in operating activities of $1,054,093 (YTD 2020 - $2,807,720) was the result significant addition to amounts receivable and cash spent on inventory.  During the prior year there was a significant cash outflows from cash spend on operating expenses such as advertising and promotion and professional fees in addition to cash spent on inventory.

Cash provided by financing activities of $915,984 (YTD 2020 - $3,395,096) was the result of cash received from mortgage refinancing and units issued for cash offset by interest payments of the mortgage payable.  During the prior period cash was provided by the issuance of unit financing, warrants exercised and proceeds from the government loan offset by interest payments of the mortgage payable.

Cash used in investing activities of $262,811 (YTD 2020 - $1,818,741) was the result of cash payments made for the purchase of property and equipment offset by net cash received from the acquisitions of Perceive MD and Phyto BrandCo. In the prior period cash used in investing activities was due to cash payments made for the purchase of property and equipment.

Capital resource management

The Company defines capital as the components of shareholders' equity. The Company's objectives when managing capital are to support further advancement of the Company's business objectives, as well as to ensure that the Company is able to meet its financial obligations as they come due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.There were no changes in the Company's approach to capital management during the years ended December 31, 2021. The Company is not subject to externally imposed capital requirements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2021, we had the following contractual obligations and commitments:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	1,829,025	1,829,025	-	-	-
Mortgage payable	3,500,000	3,500,000	-	-	-
Lease liability	36,912	13,423	23,489	-	-
Government loan	60,000	-	60,000	-	-
Total	5,425,937	5,342,448	83,489	-	-

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instrument or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to our company or engages in leasing or hedging services with our company.

C. Research and Development

We do not currently have any patents or intellectual property arising from research and development, although we do own intellectual property rights including the Phyto Extractions brand.

D. Trend Information

We do not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company's business, financial condition, or results of operations other than as described in the section "Risk Factors" and in the section entitled "Quantitative and Qualitative Disclosures About Market Risk".

E. Critical accounting estimates

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The areas which require management to make critical judgments include:

Going concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption were not appropriate for the financial statements, then adjustments to the carrying value of assets and liabilities, the reported expenses and the statement of financial position would be necessary.

Impairment of property and equipment

Property and equipment are reviewed for impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Assessment of the transactions as asset acquisitions or business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset requires the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. The values assigned to common shares and the allocation of the purchase price to the net assets in the acquisition are based on numerous estimates and judgements of the relative fair values of net assets.

Business combinations

Judgement was used in determining whether the acquisitions of PerceiveMD and Phyto BrandCo were a business combination or an asset acquisition. Estimates were made as to the fair value of assets and liabilities acquired. In certain circumstances, such as the valuation of equipment, intangible assets and goodwill acquired, the Company may rely on independent third-party valuators. The Company measured all the assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the consideration paid over the acquisition-date fair values of the net assets acquired, was recognized as goodwill as of the acquisition date in business combination.

In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values, including the total consideration paid by the Company. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any identifiable intangible assets. For any intangible asset identified, due to the complexity of determining its fair value, an independent valuation expert may be engaged to measure the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. For any form of consideration paid by the Company, depending on the type of consideration paid and the complexity of determining its fair value, an independent valuation expert may be engaged to measure the fair value. In the event that there is contingent consideration in an acquisition management makes assumptions as to the probability of the consideration being paid.

The information about significant areas of estimation uncertainty considered by management in preparing these financial statements is as follows:

COVID-19 estimation uncertainty

The coronavirus pandemic continues to have global impacts on workforces, economies, and financial markets. It is not possible for the Company to predict the duration or magnitude of any adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of these financial statements, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory regularly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices and economic trends.

Useful lives and depreciation of property and equipment and intangible assets

The depreciation methods and useful lives reflect the pattern in which management expects the assets' future economic benefits to be consumed by the Company. Judgments are required in determining these expected useful lives.

Goodwill impairment

Goodwill acquired in a business combination is reviewed for impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of the underlying goodwill exceeds its recoverable amount of the associated CGU. The recoverable amount of a CGU is the estimate of future cashflows generated by the CGU, based on management's assumptions. If the carrying amount of goodwill exceeds the recoverable amount of the CGU, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the goodwill exceeds the recoverable amount.

Valuation of receivables

The Company recognizes an impairment loss allowance for expected credit losses on trade accounts receivable using a probability-weighted estimate of credit losses.  In its assessment, management estimates the expected credit losses based on actual credit loss experience and informed credit assessment, taking into consideration forward-looking information.  If actual credit losses differ from estimates, future earnings would be affected.

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Michael Forbes Chief Executive Officer and Director Age: 41

As our Chief Executive Officer and Chairman of the board of directors, Mr. Forbes is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Forbes supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Forbes is a member of our audit committee.

Oliver Foeste Chief Financial Officer Age: 45

As our Chief Financial Officer, Mr. Foeste is responsible for the management and supervision of all of the financial aspects of our business. Mr. Foeste assists in strategic planning, oversees capital planning and capital raising, budgeting, financial reporting and risk management. In performing his duties, Mr. Foeste maintains relationships with our auditors, legal counsel, banks, and other stakeholders.

George Routhier Director Age: 68	As an independent director, Mr. Routhier supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Routhier is a member of our audit committee.
Paul Morgan Director Age: 40	As an independent director, Mr. Morgan supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Morgan is a member of our audit committee.

The following is a brief account of the business experience of each of our directors and senior management.

Michael Forbes, Chief Executive Officer and Director

Michael Forbes became a director effective April 29, 2021 and our Chief Executive Officer effective May 3, 2021. Mr. Forbes is a registered pharmacist. Mr. Forbes has founded five cannabis medical clinics under the Concord Medical Clinic umbrella, built Clarity Cannabis and Honeycomb Cannabis to over 10 locations, and also founded the cannabis licensed production facility, Sitka Weed Works, in Canada. Having medical experience of over 16 years, Mr. Forbes has also built and operated pharmacy chains across British Columbia and Alberta, and founded a dozen medical clinics, including 3 methadone clinics in order to protect the public from drug diversion and increase accessibility to medicine. Mr. Forbes graduated from the University of British Columbia in 2002 with a BSc. in Pharmaceutical Sciences, also achieving additional certification in Hormone Restoration, Age Management Medicine, and more recently, Cannabis Plant Production and Facility Management from Kwantlen Polytechnic University. He was elected to attend the Ivey School of Business for Canada's Top 40 under 40 in 2017 where he received an honorary MBA.

Oliver Foeste, Chief Financial Officer

Oliver Foeste, CPA, CA became our Chief Financial Officer effective July 13, 2021.

Mr. Foeste is the founder and Managing Partner of Invictus Accounting Group LLP and has significant executive, director, finance, and restructuring experience across a number of industry sectors.  Prior to founding Invictus Accounting Group LLP, Mr. Foeste was in senior finance and accounting roles at Toronto Stock Exchange, TSX Venture Exchange, and New York Stock Exchange listed issuers, and earned his CPA at Deloitte and a boutique tax advisory firm.

George Routhier, Director

George Routhier became a director of our company effective December 19, 2019. Mr. Routhier is the CEO of Pipedreemz Inc., a cannabis licensing regulations consulting company responsible for the successful licensing of approximately 30 percent of cannabis Licensed Producers across Canada over the past six years.

Paul Morgan, Director

Paul Morgan became a director of our company effective July 13, 2021. Mr. Morgan is a corporate / commercial lawyer located in Victoria, British Columbia and has been actively practicing in British Columbia since 2013. Mr. Morgan's legal practice has included a particular focus on various segments of the cannabis industry including, but not limited to, retailers and licensed producers of cannabis since approximately 2016.

Family Relationships

There are no family relationships between any of our directors and senior management.

B. Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the years ended December 31, 2021 and 2020, other than stock options and other compensation securities:

Table of Compensation Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer or commission	Bonus	Committee or meeting fees	Value of perquisites[1]	Value of all other compensation	Total compensation
		$	$	$	$	$	$
Andrew Hale[2] Former Chief Executive Officer, President and Director	2021 2020	134,666 180,091	- -	- -	- -	- -	134,666 180,091
Stephen Brohman[3] Former Chief Financial Officer, Corporate Secretary and Director	2021 2020	61,091[4] 150,900[4]	- -	- -	- -	- -	61,091 150,900
Blaine Blaney[5] Former Chief Financial Officer and Director	2021 2020	- -	- -	- -	- -	- -	- -
Georges Routhier[6] Director	2021 2020	- 2,500[7]	- -	- -	- -	- -	- 2,500[7]
Michael Forbes[8] Chief Executive Officer, President and Director	2021 2020	40,000[9] -	- -	- -	- -	- -	40,000[9] -
Donald Dinsmore[10] Former Chief Operating Officer	2021 2020	122,535 -	50,000 -	- -	- -	- -	172,535 -
Oliver Foeste[1][1] Chief Financial Officer	2021 2020	74,518[12] -	- -	- -	- -	- -	74,518[12] -
Paul Morgan[1][3] Director	2021 2020	- -	- -	- -	- -	- -	- -

Notes:

1 "Perquisites" include perquisites provided to an officer or director that are not generally available to all employees and that, in aggregate, are: (a) C$15,000, if the officer or director's total salary for the financial year is C$150,000 or less, (b) 10% of the officer or director's salary for the financial year if the officer or director's total salary for the financial year is greater than C$150,000 but less than C$500,000, or (c) C$50,000 if the officer or director's total salary for the financial year is C$500,000 or greater.

2 Andrew Hale was appointed Chief Executive Officer, President and a director of our company on December 19, 2019. Mr. Hale resigned from all positions with our company on February 26, 2021.

3 Stephen Brohman was appointed as a director of our company on September 2, 2014, and Chief Financial Officer and Corporate Secretary of our company on December 19, 2019. Mr. Brohman resigned on July 13, 2021.

4 We were charged by Donaldson Brohman Martin CPA Inc., a firm in which Mr. Brohman is a principal, for accounting and tax services, in the amount of $61,091 in 2021 and $150,900 in 2020.

5 Blaine Baily was appointed Chief Financial Officer of our company on June 21, 2005, Secretary of our company on April 5, 2007, and a director of our company on February 3, 2014. Mr. Bailey resigned as Secretary of our company on August 20, 2007, Chief Financial Officer of our company on December 19, 2019, and as a director of our company on March 26, 2021.

6 George Routhier was appointed as a director of our company on December 19, 2019.

7 We were charged by Pipedreemz Inc., a company controlled by Mr. Routhier, for consulting services, in the amount of $2,500 in 2020 and $17,500 in 2019.

8 Michael Forbes was appointed as Chief Executive Officer, President and a director of our company on April 29, 2021.

9 We were charged by MDC Forbes Inc., a company controlled by Mr. Forbes, for consulting services, in the amount of $40,000 in 2021.

10 Donald Dinsmore was appointed as Chief Operating Officer on April 29, 2021. Mr. Dinsmore resigned on February 22, 2022.

11 Oliver Foeste was appointed as Chief Financial Officer of our company on April 29, 2021.

12 We were charged by Invictus Accounting Group LLP, a company controlled by Mr. Foeste, for consulting services, in the amount of $74,518 in 2021.

13 Paul Morgan was appointed as a director of our company on July 14, 2021.

Employment, Consulting and Management Agreements

Other than as set out herein, we do not have any employment, consulting or management agreements or arrangements with any of our directors or senior management.

Stephen Brohman, Former Chief Financial Officer and Director

Donaldson Brohman Martin, CPA Inc. ("DBM CPA"), Chartered Professional Accountants, provided accounting services to our company during the year ended December 31, 2021. Our former Chief Financial Officer and director, Stephen Brohman, is a principal of DBM CPA.

Andrew Hale, Former Chief Executive Officer and Director

Our former Chief Executive Officer and director, Andrew Hale received a fee of $180,000 per annum for providing services as Chief Executive Officer of our company. Mr. Hale resigned as our Chief Executive Officer and director effective February 26, 2021.

Michael Forbes, Chief Executive Officer and Director

Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.

Oliver Foeste Chief Financial Officer

Invictus Accounting Group LLP. ("Invictus"), provided accounting, financial reporting and CFO services to our company during the year ended December 31, 2021. He was appointed on July 13, 2021 and is the founder and Managing Partner of Invictus Accounting Group LLP.

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management upon termination of employment of our directors or members of our management.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended December 31, 2021 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Compensation Securities
Name and position	Type of compensation security	Number of Compensation Securities/Number of Underlying Securities /Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
		#		$	$	$
Andrew Hale Former Chief Executive Officer, President and Director	Stock options	666,666 / 666,666 / 18.0%	January 30, 2020	1.35	1.35	0.89	January 30, 2025
	Stock options	33,333 / 33,333 / 1.0%	August 4, 2021	1.35	0.86	0.89	August 5, 2026
Georges Routhier Director	Stock options	83,333 / 83,333 / 2.2%	January 30, 2020	1.35	1.35	0.89	January 30, 2025
	Stock options	33,333 / 33,333 / 1.0%	August 4, 2020	2.34	2.34	0.89	August 4, 2025
Michael Forbes Chief Executive Officer, President and Director	Stock options	300,000 / 300,000 / 8.1%	October 25, 2021	1.06	1.07	0.89	October 25, 2026
Donald Dinsmore Former Chief Operating Officer	Stock options	166,667 / 166,667 / 4.5%	January 30, 2020	1.35	1.35	0.89	January 30, 2025
	Stock options	66,667 / 66,667 / 1.8%	August 4, 2020	2.34	2.34	0.89	August 4, 2025
Oliver Foeste Chief Financial Officer	Stock options	300,000 / 300,000 / 8.1%	October 25, 2021	1.06	1.07	0.89	October 25, 2026
Paul Morgan Director	Stock options	300,000 / 300,000 / 8.1%	October 25, 2021	1.06	1.07	0.89	October 25, 2026

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended December 31, 2020.

C. Board Practices

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our company or the provisions of the Business Corporations Act (British Columbia). Each officer of our company is appointed to serve at the discretion of our board of directors.

Committees

We have one committee: the audit committee.

Audit Committee

We have an audit committee comprised of Michael Forbes, who also serves as the Chief Executive Officer and George Routhier~~,~~ and Paul Morgan, both of whom are independent directors.

We have adopted a charter for our audit committee. According to our audit committee charter, the mandate of our audit committee is to assist our board of directors in fulfilling its financial oversight responsibilities. According to our audit committee charter, our audit committee will review and consider, in consultation with our auditors, the financial reporting process, the system of internal control over financial reporting and the audit process. In performing its duties, our audit committee will maintain effective working relationships with our board of directors, management and external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as our company's business, operations and risks.

Our audit committee has roles and responsibilities including:

• being directly responsible for overseeing the work of external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures;

• considering whether controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of our company;

• reviewing the financial statements and financial information of our company prior to their release to the public; and

• considering and pre-approving any non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to our company or any subsidiary of our company.

Compensation Committee

We do not have a separately constituted compensation or remuneration committee. Our entire board of directors acts as the compensation committee. Our board of directors is solely responsible for determining the compensation to be paid to our executive officers and evaluating their performance. In addition, our board of directors reviews annually the total compensation package of each of our executives on an individual basis.

Our board of directors has not adopted any specific policies or objective for determining the amount or extent of compensation for directors or officers. There is no policy or target regarding allocation between cash and non-cash elements of our compensation program.

D. Employees

As of December 31, 2021 and 2020, we had 22 and 27 employees, respectively. Our employees are not members of a labor union.

Our workforce is based out of our corporate office and Facility in Langley, British Columbia, Canada.

The breakdown of full-time employees by main category of activity and geographic location, as at December 31, 2021 is as follows:

Activity	Number of Full-Time Employees	Location
Research & Development	0	Langley, British Columbia, Canada
Production	12	Langley, British Columbia, Canada
Sales & Marketing	6	Langley, British Columbia, Canada
General & Administration	3	Langley, British Columbia, Canada
Executives	1	Langley, British Columbia, Canada

E. Share Ownership

As of December 31, 2021, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class[1]	Stock Options	Warrants	Convertible Debentures
Michael Forbes Chief Executive Officer and Director	1,256,860[2]	1.91%	300,000[5]	-	-
Oliver Foeste Chief Financial Officer	-	*	300,000[6]	-	-
Donald Dinsmore Former Chief Operating Officer	-	*	233,334[3]	-	-
Paul Morgan Director			300,000[5]
Georges Routhier Director	-	*	116,666[4]	-	-

* denotes less than 1% of class of shares owned.

Notes:

1  Based on 65,970,547 common shares of our company issued and outstanding as at December 31, 2021.

2  These common shares are held by MDC Forbes, a private company owned by Mr. Forbes.

3 Consists of 166,667 stock options exercisable at a price of $1.35 per share, for a period expiring on January 30, 2025, and 66,667 stock options exercisable at a price of $2.34 per share for a period expiring on August 4, 2025.

4  Consists of 83,333 stock options exercisable at $1.35 per share, for a period expiring on January 30, 2025, and 33,333 stock options exercisable at a price of $2.34 for a period expiring on August 4, 2025.

5 Consists of 300,000 stock options exercisable at a price of $1.06 per share, for a period expiring on October 25, 2026.

6 Consists of 300,000 stock options exercisable at a price of $1.06 per share, for a period expiring on October 25, 2026.  These stock options are held by 1180777 B.C.Ltd, a private company influenced by Mr. Foeste.

Stock Option Plan

We have a stock option plan, which is a "rolling" stock option plan whereby a maximum of 10% of the issued shares of our company, from time to time, may be reserved for issuance pursuant to the exercise of options. The principal purposes of our stock option plan are to provide our company with the advantages of the incentive inherent in share ownership on the part of directors, employees, consultants of our company and our subsidiaries responsible for the continued success of our company and subsidiaries; to create in such persons a proprietary interest in, and a greater concern for, the welfare and success of our company and subsidiaries; to encourage such persons to remain with our company and subsidiaries; and to attract new directors, employees and consultants to our company and our subsidiaries.

Item 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of our knowledge, there are no shareholders that are beneficial owners of 5% or more of our common shares.

B. Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended December 31, 2021 there have been no transactions or loans between our company and:

(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;

(b) associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over our company;

(c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family (close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with our company);

(d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our company, including directors and senior management of our company and close members of such individuals' families; and

(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of our company and enterprises that have a member of key management in common with our company.

During the year ended December 31, 2021, we granted the stock options to the following people who were management personnel or directors as of the date of grant or who are currently management personnel or directors:

Granted to	Grant date	Expiry date	Exercise price	Stock options granted
			$	#
Andrew Hale	August 4, 2021	August 4, 2026	1.35	33,333
Paul Morgan	October 25,2021	October 25,2026	1.06	300,000
Michael Forbes	October 25,2021	October 25,2026	1.06	300,000
1180777 B.C. Ltd	October 25,2021	October 25,2026	1.06	300,000

The aggregate value of transactions and outstanding balances with key management personnel and directors and entities over which they have control or significant influence were as follows:

	Transactions for the years ended December 31,		Balances outstanding December 31,
	2021	2020	2021	2020
	$	$	$	$
Andrew Hale	134,666	180,091	-	-
DBM CPA	61,091	150,900	-	12,915
Donald Dinsmore	172,535	-	50,000	-
Invictus Accounting Group LLP	74,518	-	8,933	-
MDC Forbes	40,000	-	11,688	-
Pipedreemz	-	2,500	-	-
	482,810	333,491	70,621	12,915

All related party balances are unsecured and are due within thirty days without interest.

The above transactions with the key management personnel and directors are included in operating expenses as follows:

Donaldson Brohman Martin CPA Inc.

The amounts consist of the professional fees charged by DBM CPA for the accounting and tax services of Stephen Brohman, our former Chief Financial Officer and director. Mr. Brohman is a principal of DBM CPA, a firm in which he has significant influence.

Andrew Hale

The amounts consist of charges by Andrew Hale, our former Chief Executive Officer and director, for salaries paid.

Pipedreemz Inc.

The amounts consist of the consulting fees charged to our company by Pipedreemz Inc. for advisory services to our company. George Routhier, a director of our company, is the owner of Pipedreemz Inc.

Invictus Accounting Group LLP

The amounts consist of the professional fees charged by Invictus Accounting Group LLP for the accounting and tax services of Oliver Foeste, our Chief Financial Officer. Mr. Foeste is the Managing Partner of Invictus Accounting Group LLP, a firm in which he has significant influence.

Cannabis Supply agreement with Sitka Weed Works Inc

On October 7, 2021 the Company entered into a supply and purchase agreement with Sitka Weed Works.  This is a related party transaction because Michael Forbes is a director and controlling shareholder of Sitka Weed Works Inc.  Under the terms of the agreement, Sitka Weed Works Inc. will supply cannabis products to the Company on a non-exclusive basis and the Company shall purchase the cannabis products on a non-exclusive basis.  These cannabis products will be used by the Company as raw materials for its production lines.

C. Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company included with this annual report on Form 20-F have been prepared in compliance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board. See "Item 18. Financial Statements".

Export Sales

None.

Legal Proceedings

None.

Dividends

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, financial requirements and other relevant factors.

B. Significant Changes

The management of our company is not aware of any significant changes since the date of our most recent annual financial statements that have not been disclosed elsewhere in this annual report on Form 20-F.

Item 9. The Offer and Listing.

A. Offer and Listing Details

Principal Market

Our common shares are listed for trading on the Canadian Securities Exchange under the symbol "XTRX".  Our common shares also trade on the Frankfurt Stock Exchange under the symbol "D2EP".

Our common shares are in registered form and the transfer of our common shares is managed by our transfer agent, National Securities Administrators Ltd., located at Suite 702, 777 Hornby Street, Vancouver, British Columbia V6Z 1S4, Canada.

B. Plan of Distribution

Not applicable.

C. Markets

See "Item 9.A Offer Listing and Details".

On July 15, 2013, the Securities and Exchange Commission issued an order pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the "Exchange Act") revoking registration of common shares of Gulfside Industries Ltd. (n/k/a Consolidated Gulfside Resources, Ltd.) registered pursuant to Section 12(g) of the Exchange Act. Gulfside Industries Ltd. was a former name of our company at that time. The registration was revoked because we were delinquent in our periodic filings with the Securities and Exchange Commission having not filed any periodic reports since we filed a Form 10-Q for the period ended March 31, 1995.

We may seek a broker-dealer to have quotations for our common shares entered on the OTC Link alternative trading system maintained by OTC Markets Group Inc. There is no assurance that our common shares will trade on the OTC Link or on any other market or exchange in the United States, or if our common shares are traded on a market or exchange in the United States, that a liquid public market for those shares will materialize. There is currently no public market in the United States for our common shares and investors in the United States may have difficulty reselling our common shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.  Additional Information.

A. Share Capital

We are authorized to issue an unlimited number of common shares without par value.

On December 31, 2021, we had 65,970,547 common shares outstanding, subsequent to the issuance of 2,513,720 common shares for the acquisition of PerceiveMD, 20,000,000 common shares for the acquisition of 1204581 and 122,727 common shares from a non-brokered private placement.

Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met.  It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.

All of our common shares issued and outstanding were fully paid and non-assessable. There are no shares not representing capital. Our Company or subsidiaries do not own any shares of our company.

On December 31, 2020, we had 43,334,100 common shares outstanding.

On December 31, 2019, we had 36,228,941 common shares issued and outstanding. During the year ended December 31, 2020, we issued a total of 7,105,159 common shares so that we had 43,334,100 common shares issued and outstanding as at December 31, 2020.

More than 10% of our capital has not been paid for with assets other than cash within the past five years.

Warrants

As at December 31, 2021, we had the following outstanding warrants to purchase our common shares:

Expiry date	Exercise price	Warrants outstanding and exercisable
	$	#
January 17, 2022	2.25	189,934
January 27, 2022	2.25	266,760
July 10, 2022	2.25	200,589
July 13, 2022	1.50	3,882,667
July 16, 2022	2.25	759,605
July 28, 2022	2.25	953,564
August 5, 2022	2.25	161,688
December 19, 2022	1.80	1,921,185
October 18, 2023	1.75	122,727
Total outstanding		8,458,719

As at December 31, 2020, we had the following outstanding warrants to purchase our common shares:

Expiry date	Exercise price	Warrants outstanding and exercisable
	$	#
January 17, 2022	2.25	189,934
January 27, 2022	2.25	266,760
July 10, 2022	2.25	200,589
July 13, 2022	1.50	3,882,667
July 16, 2022	2.25	759,605
July 28, 2022	2.25	953,564
August 5, 2022	2.25	161,688
December 19, 2022	1.80	1,921,185
Total outstanding		8,335,992

Stock Options

As at December 31, 2021, we had the following outstanding stock options to purchase our common shares:

Expiry date	Exercise price	Stock options outstanding and exercisable
	$	#
June 1, 2022	1.35	66,667
January 30, 2025	1.35	1,750,001
August 5, 2025	2.34	750,000
August 4, 2026	1.35	33,333
October 25, 2026	1.06	900,000
October 28, 2026	0.95	215,000
Total outstanding		3,715,001

As at December 31, 2020, we had the following outstanding stock options to purchase our common shares:

Expiry date	Exercise price	Stock options outstanding and exercisable
	$	#
June 1, 2022	1.35	66,667
January 30, 2025	1.35	2,483,333
August 5, 2025	2.34	1,616,667
Total outstanding		4,166,667

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

Other than the warrants and stock options described above, as at December 31, 2021 and 2020, we had no outstanding convertible obligations or other outstanding equity-linked securities.

Issuances of Securities

During the last three years, we have issued the following securities:

Since the Fiscal Year Ended December 31, 2021

On January 6, 2022, 1,300,000 shares were released from escrow.

Fiscal Year Ended December 31, 2021

On October 28, 2021, we granted an aggregate of 215,000 stock options to certain employees and a consultant for the purchase of up to 215,000 common shares at a price of $0.95 per share. Each stock option is exercisable for a period of five years.

On October 25, 2021, we granted an aggregate of 900,000 stock options to certain directors and officers for the purpose of up to 900,000 common shares at a price of $1.06 per share. Each stock option is exercisable for a period of five years.

On October 18, 2021, we completed a non-brokered private placement whereby we issued 122,727 units at a price of $1.10 per unit for gross proceeds of $135,000. Each unit was comprised of one common share and one transferrable common share purchase warrant with each warrant entitling the holder thereof to acquire one common share at a price of $1.75 per share for two years from the date of the closing. The warrants are subject to an acceleration provision whereby if the daily closing price of the common shares as quoted on the Canadian Securities Exchange closes at or above $2 per share for 50 consecutive trading days, then we may accelerate the expiration date of the warrants to the date that is 30 trading days from the date that notice of such acceleration is given via news release. From and after the new accelerated expiration date, no warrants may be exercised, and all unexercised warrants will be void.

On September 17, 2021, we issued an aggregate of 20,000,000 common shares to the former shareholders of 1204581 in consideration for their respective shares of 1204581. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met.  It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.

On August 31, 2021, we issued an aggregate of 2,513,720 common shares to the former shareholders of PerceiveMD in consideration for their respective shares of PerceiveMD.

On August 4, 2021, we granted an aggregate of 33,333 stock options to a consultant for the purchase of up to 33,333 common shares at a price of $1.35 per share. Each stock option is exercisable for a period of five years.

On April 9, 2021, the Company consolidated its issued share capital on a ratio of three (3) old common shares for every one (1) new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

Fiscal Year Ended December 31, 2020

On August 5, 2020, we issued 161,688 units on conversion of $200,000 of principal and $18,279 of accrued interest of the convertible debenture. Each unit consisted of one common share of our company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

On August 5, 2020, the Company granted 1,616,667 stock options with exercise price of $2.34 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $2,813,800 ($1.74 per option) and was recognized as a share-based payments.

On July 28, 2020, we issued 953,564 units on conversion of $1,182,000 of principal and $105,311 of accrued interest of the convertible debenture. Each unit consisted of one common share of our company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

On July 16, 2020, we issued 759,605 units on conversion of $945,000 of principal and $80,467 of accrued interest of the convertible debenture. Each unit consisted of one common share of our company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

On July 13, 2020, we completed a non-brokered private placement whereby 3,882,667 units were issued at a price of $0.90 per unit for gross proceeds of $3,494,400. Each unit consisted one common share and one common share purchase warrant with each warrant exercisable into one common share at an exercise price of $1.50 until July 13, 2022. Additionally, we settled services and outstanding indebtedness of $543,715 through the issuance of 647,385 common shares at a fair value price of $0.84 per share.

On July 10, 2020, we issued 200,589 units on conversion of $250,000 of principal and $20,795 of accrued interest of the convertible debenture. Each unit consisted of one common share of our company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued

On June 1, 2020, the Company granted 66,667 stock options with exercise price of $1.35 to an employee. The options expire two years from the date of grant and vest immediately. The fair value of these options was $22,200 ($0.33 per option) and was recognized as share-based payments.

On January 30, 2020, the Company granted 2,523,333 stock options with exercise price of $1.35 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $2,537,300 ($1.02 per option) and was recognized as a share-based payments.

On January 27, 2020, we issued 266,760 units on conversion of $350,000 of principal and $10,126 of accrued interest of the convertible debenture. Each unit consisted of one common share of our company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

On January 17, 2020, we issued 189,934 units on conversion of $250,000 of principal and $6,411 of accrued interest of the convertible debenture. Each unit consisted of one common share of our company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

During the year ended December 31, 2020, we issued 42,967 common shares related to the exercise of 42,967 warrants at an exercise price of $1.80 per share.

Fiscal Year from June 1, 2019 to December 31, 2019

On December 20, 2019, we completed a non-brokered private placement whereby 1,964,152 units were issued at a price of $1.35 per unit for gross proceeds of $2,651,605.  Each unit consisted of one common share and one common share purchase warrant with each warrant exercisable into one common share at an exercise price of $0.60 for three years from the date of closing December 20, 2022.

On December 20, 2019, we issued 7,218,678 common shares at a price of $0.15 per share to the shareholders of Arrowstar as consideration for the RTO of Arrowstar by Adastra.

B. Memorandum and Articles of Association

Our Company was incorporated on October 14, 1987 under the laws of the Province of British Columbia. Our corporation number is BC0334777. Our Company is governed by the Business Corporations Act (British Columbia) (the "BCBCA"), and its Notice of Articles (which sets forth the name and authorized share structure of our company), and its Articles (which sets forth rules for our company's conduct) are described below.

Objects and Purposes

Our Articles do not contain, and are not required under the laws of British Columbia, to contain a description of the our company's objects or purposes. There are no restrictions in our Notice of Articles or Articles on the business that we may carry on.

Powers of Directors

Our directors are responsible for managing and supervising the management of the affairs and business of our Company and have authority to exercise all such powers of our company that are not required by the BCBCA or our Articles, to be exercised by our shareholders.

Each director holds office until our next annual general meeting or until he or she is removed, dies or his or her office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board holds office until our next annual general meeting.  Under our Articles, a director is not required to hold any shares of our company to qualify as a director or officer.

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of our company. Our Articles do not contain any requirements with respect to the determination of remuneration of the directors in the absence of an independent quorum.

Pursuant to our Articles, any director that holds a material interest in any contract or transaction that is material to our company (a "disclosable interest") must disclose that interest to the board, and abstain from voting to approve such contract or transaction, unless all of our directors have a disclosable interest in that contract or transaction, in which case any or all of the directors may vote.  Interested directors may, however, be counted for purposes of determining if a quorum is present at a meeting of the directors at which such contract or transaction is to be considered. Directors or officers with a disclosable interest in a contract or transaction is not liable to account for any profits if the disclosable interest is disclosed and the transaction is approved by the disinterested directors or by our shareholders by way of a special resolution approved by a 2/3 majority of the votes cast. Transactions or contracts in which a director or officer has a disclosable interest are not invalid or void as a result of the interest, even if the necessary disclosures are not made or the approvals are not obtained.

Our Articles provide that our company, if authorized by its directors, may:

• borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

• issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

• guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

• mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Our Articles and the BCBCA do not provide for any mandatory retirement age for directors.

Common Shares

We are authorized to issue an unlimited number of common shares without par value. The holders of our common shares are entitled to vote at all meetings of our shareholders, to receive dividends if, as and when declared by our board of directors and to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of our company. Our common shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the holders of our common shares to contribute additional capital and there are no restrictions on the issuance of additional securities by our company. There are no restrictions on the repurchase or redemption of our common shares, or the declaration of any dividends or distributions, by our company except to the extent that any such repurchase, redemption, dividend or distribution would render our company insolvent pursuant to the BCBCA.

Any alteration or variation to the special rights and restrictions attached to any class or series of any of our issued and outstanding shares will require approval by a separate resolution passed by a 2/3 of the holders of that class or series.

Meetings of the Shareholders

Meetings of our shareholders may be located anywhere in British Columbia or, if approved by the Issuer's directors, any location outside of British Columbia.

Our Articles and the BCBCA provide that our annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as our directors may determine.

Our directors may, at any time, call a meeting of shareholders. Under the BCBCA, the holders of not less than 5% of the Issuer's issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

Shareholders entitled to vote at meetings are entitled to attend any meeting of shareholders. In addition, the directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Issuer are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Under our Articles, the quorum for the transaction of business at a meeting of our shareholders is two persons that are, or who represent by proxy, shareholders holding at least 5% of the shares entitled to vote at the meeting.

Limitations on Share Ownership

There are no limitations under the BCBCA or our Articles with respect to the rights of non-Canadians to own or vote shares of our company. The Investment Canada Act (Canada) provides for the review of certain significant transactions in Canada by non-Canadians that could be injurious to national security.

Changes in Control

There are no provisions in our Article that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries.

Disclosures of Share Ownership

There are no provisions in our Articles requiring the disclosure of an ownership interest in our shares above any threshold.  In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Upon the effectiveness of this annual report, United States federal securities laws will require our company to disclose, in its annual reports on Form 20-F, holders who own 5% or more of our issued and outstanding voting shares.

C. Material Contracts

There are no other contracts, other than those disclosed below and those entered into in the ordinary course of our business, that are material to our company and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this annual report:

•	On May 14, 2019, we entered into an agreement with United Science, LLC for the purchase of various equipment necessary for our business. The total equipment costs totaled $756,900.

•

On March 12, 2020, we entered into a supply agreement with CannMart Labs Inc. to supply certain cannabis and marijuana extract and concentrate products to CannMart Labs. This agreement is subject to the condition that both parties receive the required approvals from Health Canada.

•

On April 3, 2020, we entered into a toll processing agreement with Acreage Pharms Ltd. Pursuant to this agreement, we agreed to provide standard processing services to Acreage Pharms Ltd. Standard processing, in this agreement, means altering the physical or chemical properties of cannabis and/or hemp by the use of a solvent to produce cannabis or hemp products. This agreement is subject to the condition that both parties receive the required approvals from Health Canada.

•

On May 6, 2020, we entered into a toll processing agreement with Muskoka Grown Ltd. Pursuant to this agreement, we agreed to provide standard processing services to Muskoka Grown Ltd. Standard processing, in this agreement, means altering the physical or chemical properties of cannabis and/or hemp by the use of a solvent to produce cannabis or hemp products. This agreement is subject to the condition that both parties receive the required approvals from Health Canada.

•

On June 1, 2020, we entered into a toll processing agreement with BC Hop Company Ltd. Pursuant to this agreement, we agreed to provide standard processing services to BC Hop Company Ltd. Standard processing, in this agreement, means altering the physical or chemical properties of cannabis and/or hemp by the use of a solvent to produce cannabis or hemp products. This agreement is subject to the condition that both parties receive the required approvals from Health Canada.

•	On August 5, 2020, we entered into an agreement with Evolved Extraction Solutions Ltd. for the purchase of various equipment necessary for our business. The total equipment costs totaled $760,440.

•

On August 17, 2020, we entered into a supply agreement with Pure Sunfarms Corp for cannabis products. We agreed to purchase a minimum of 6,000 Kilograms of cannabis product from Pure Sunfarms at a price of $0.20 per gram. This agreement had a term of 6 months.

•	On September 4, 2020, we entered into an agreement with ExtractionTek Sales LLC for the purchase of various equipment necessary for our business. The total equipment costs totaled $284,010.

•

On October 15, 2020, we entered into a letter of engagement with Proactive Investors Canada who agreed to provide investor relation services involving media promotion and coverage of our company. The letter of engagement contemplates a one year term and we agreed to pay Proactive $22,501 for their services.

•

On January 15, 2021, we entered into a toll processing agreement with SynerGenetics Bioscience Inc. Pursuant to this agreement, we agreed to provide standard processing services to SynerGenetics Bioscience Inc. Standard processing, in this agreement, means altering the physical or chemical properties of cannabis and/or hemp by the use of a solvent to produce cannabis or hemp products. This agreement is subject to the condition that both parties receive the required approvals from Health Canada.

•

On April 13, 2021, we entered into a marketing services agreement with Hybrid Financial Ltd. Hybrid Financial has agreed to assist in all aspects of a marketing campaign for our company. Hybrid Financial will, among other things, contact investment professionals and provide updates on their marketing services to garner interest in our securities. Hybrid Financial will be paid a cash sum for their services.

•

On June 9, 2021, we, Adastra Labs Inc. as purchaser and Phyto Extractions Inc. as guarantor, entered into a supply agreement with Pure Sunfarms Corp. Pursuant to this agreement we agreed to purchase bulk amounts of cannabis-related products from Pure Sunfarms at various price points depending on the amount of products purchased.

•

On August 10, 2021, we, Adastra Labs Inc. as purchaser and Adastra Holdings Ltd. as a contributor towards the purchase price, entered into a Share Purchase Agreement with Jean Paul Lim and MDC Forbes Inc. for the purchase of all of the issued and outstanding shares of Perceive MD. Pursuant to this agreement, we agreed to pay the shareholders of Perceive MD an amount of Shares equal to $2,290,000.00 as calculated on the basis of the daily volume weighted average of actual trading prices (measured in hundredths of cents) for 10 consecutive trading days immediately prior to the closing date of the acquisition.

•

On September 15, 2021, we, Adastra Labs Inc. as purchaser and Adastra Holdings Ltd., entered into a Share Purchase Agreement with the shareholders of 1204581 for the purchase of all the issued and outstanding shares of 1204581. Pursuant to this agreement, we agreed to pay 1204581 shareholders 20,000,000 common shares equal to $24,000,000. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met.  It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.  However, the remittance of dividends or other payments to United States residents or other non-residents of Canada may be subject to withholding taxes or may be required to be reported under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act.

E. Taxation

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the Income Tax Act (Canada)), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the "Tax Treaty"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Income Tax Act (Canada), the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Income Tax Act (Canada) and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Dispositions

A U.S. Holder will not be subject to tax under the Income Tax Act (Canada) on a capital gain realized on a disposition or deemed disposition of a security, unless the security is "taxable Canadian property" to the U.S. Holder for purposes of the Income Tax Act (Canada) and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, our common shares will not constitute "taxable Canadian property" to a U.S. Holder at a particular time unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such security was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Income Tax Act (Canada)), (iii) "timber resource properties" (as defined in the Income Tax Act (Canada)), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be "taxable Canadian property".

If our common shares become listed on a "designated stock exchange" as defined in the Income Tax Act (Canada) and are so listed at the time of disposition, our common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of our company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act (Canada)), timber resource properties (as defined in the Income Tax Act (Canada)) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be "taxable Canadian property".

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Income Tax Act (Canada), none of which is described in this summary.

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our common shares. This summary applies only to U.S. Holders that acquire our common shares pursuant to this prospectus and does not apply to any subsequent U.S. Holder of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the U.S.;

• a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

• an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

• a trust that

a. is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions; or

b. has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of our outstanding stock.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our securities in connection with carrying on a business in Canada; (d) persons whose securities in our company constitute "taxable Canadian property" under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership or disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other "pass-through" entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares.

Ownership and Disposition of Our Common Shares

Distributions on Our Common Shares

Subject to the "passive foreign investment company" ("PFIC") rules discussed below (see "Tax Consequences if Our Company is a PFIC"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of our company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of our company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Our Common Shares" below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our company with respect to our common shares will constitute a dividend. Dividends received on our common shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our company is eligible for the benefits of the Canada-U.S. Tax Convention or our common shares is readily tradable on an established securities market in the U.S., dividends paid by our company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder's holding period for such security is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of Our Company

If our company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of our common shares. The U.S. federal income tax consequences of owning and disposing of our common shares if our company is or becomes a PFIC are described below under the heading "Tax Consequences if Our Company is a PFIC."

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the "income test") or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the "asset test"). For purposes of the PFIC provisions, "gross income" generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under certain attribution and indirect ownership rules, if our company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of our company's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC").

Our Company does not know if it currently is a PFIC or was a PFIC in a prior year and, based on current business plans and financial projections, does not know if it will be a PFIC in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. We might be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of our company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of our company.

Tax Consequences if Our Company is a PFIC

If our company is a PFIC for any tax year during which a U.S. Holder owns our common shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If our company meets the income test or the asset test for any tax year during which a U.S. Holder owns our common shares, our company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether our company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in such common shares or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election.

Under the default PFIC rules:

• any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any "excess distribution" (defined as a distribution to the extent it, together with all other distributions received in the relevant tax year, exceeds 125% of the average annual distribution received during the preceding three years) received on our common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder's holding period for our common shares;

• the amount allocated to the current tax year and any year prior to the first year in which our company was a PFIC will be taxed as ordinary income in the current year;

• the amount allocated to each of the other tax years (the "Prior PFIC Years") will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

• an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

• any loss realized on the disposition of our common shares generally will not be recognized.

A U.S. Holder that makes a timely and effective "mark-to-market" election under Section 1296 of the Code (a "Mark-to-Market Election") or a timely and effective election to treat our company and each Subsidiary PFIC as a "qualified electing fund" (a "QEF") under Section 1295 of the Code (a "QEF Election") may generally mitigate or avoid the PFIC consequences described above with respect to our common shares.

If a U.S. Holder makes a timely and effective QEF Election, the U.S. Holder must include currently in gross income each year its pro rata share of our company's ordinary income and net capital gains, regardless of whether such income and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary income or gains without a corresponding receipt of cash from our company. If our company is a QEF with respect to a U.S. Holder, the U.S. Holder's basis in our common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of our common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for our company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from our company setting forth the ordinary income and net capital gains for the year. U.S. Holders should be aware that we might not satisfy the recordkeeping requirements that apply to a QEF or supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that our company is a PFIC for any tax year.

In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election applies. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that our company was not a PFIC and filed a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for our company and any Subsidiary PFIC.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is "regularly traded" on a "qualified exchange or other market" (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be "regularly traded" for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If our common shares are considered to be "regularly traded" within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to such security but not with respect to a Subsidiary PFIC.

When these securities become "regularly traded," a U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to such securities generally will be required to recognize as ordinary income in each tax year in which our company is a PFIC an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder's adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder's adjusted tax basis in our securities generally will be increased by the amount of ordinary income recognized with respect to such stock. If the U.S. Holder's adjusted tax basis in our securities as of the close of a tax year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years. A U.S. Holder's adjusted tax basis in our securities generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain recognized upon a disposition of our common shares or warrants generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as ordinary loss to the extent of the net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to our common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our common shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's shares of our common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on our common shares, and (b) proceeds arising from the sale or other taxable disposition of our common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number ("TIN") (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain Reporting Requirements

A U.S. Holder that acquires common shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the common shares, or (2) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the acquisition exceeds US$100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, financial requirements and other relevant factors. There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" above.

G. Statement by Experts

The financial statements of our company as of December 31, 2021, 2020 and 2019 included in this registration statement have been audited by Davidson & Company LLP, located at 1200 - 609 Granville Street, Vancouver, British Columbia V7Y 1G6, Canada, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H. Documents on Display

We are subject to the reporting requirements of the Exchange Act, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act and applicable Canadian securities legislation and, in accordance therewith, are required to file certain reports with, and furnish other information to, each of the Securities and Exchange Commission and certain securities commissions or similar regulatory authorities of Canada.

As a foreign private issuer, we file our annual financial statements on Form 20-F and furnish our quarterly interim financial statements on Form 6-K to the Securities and Exchange Commission. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a U.S. domestic issuer.

The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Such filings are available to the public over the internet at the Securities and Exchange Commission's website at http://www.sec.gov.

Our corporate website address is https://phytoextractions.ca. The information contained on, or that may be accessed through, our corporate website is not part of, and is not incorporated into, this annual report.

I. Subsidiary Information

See Item 4.C - "Organizational Structure" of this Annual Report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Investing in the common shares of our company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of our company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable and accrued liabilities, mortgage payable, lease liability and loan payable.

As at December 31, 2021, the carrying values of cash, receivables and prepayments, accounts payable and accrued liabilities, and loan payable approximated their fair value because of the short-term nature of these instruments. The mortgage payable and lease liability approximate fair value due to its market rates of interest charged.

Financial instruments measured at fair value on the condensed interim consolidated statements of financial position are summarized into the following fair value hierarchy levels:

Level 1:  quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:  inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:  inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company's credit risk is predominantly related to cash balances held in financial institutions and accounts receivable. The maximum exposure to credit risk is equal to the carrying value of such financial assets. At December 31, 2021, the Company expects to recover the full amount of such assets having already incurred a bad debt expense in relation to accounts receivable during the year.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash is only deposited with or held by major financial institutions where the Company conducts its business.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

As at December 31, 2021, the Company had a cash balance of $744,541 and current liabilities of $5,341,267 (December 31, 2020 - $1,145,461 and $3,590,794 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable, and lease liability carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

Foreign currency risk

Foreign currency risk derives from fluctuations in exchange rates between currencies when transacting business in multiple currencies. The Company's business is substantially all conducted in Canadian dollars so it is not subject to any significant foreign currency risk.

Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the year ended December 30, 2021, two customers represented approximately 99% of the Company's revenue (2020 - three customers' representing 79%,16% and 5% of revenue).

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

This annual report does not include a report of management's assessment regarding internal control overfinancial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16 [Reserved]

Not applicable.

Item 16A Audit Committee Financial Expert

The Board has determined that Paul Morgan qualifies as an "audit committee financial expert" and is "independent", as such term is used in Nasdaq Marketplace Rule 5605(a)(2).

Item 16B. Code of Ethics.

The Company adopted a Code of Conduct on February 26, 2020, that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer. The full text of the Company's Code of Conduct is attached as an exhibit to this annual report.

Item 16C.  Principal Accountant Fees and Services.

The following table sets forth information regarding the amount billed to us by our principal independent auditors, Davidson & Company LLP and other public accounting firms for the fiscal years ended December 31, 2021 and 2020:

	2021	2020
	$	$
Audit fees	87,225	88,848
Accounting fees	128,185	130,900
Tax fees	5,400	-
Total	220,810	219,748

Audit fees

This category includes the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Accounting fees

This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by public accounting firms for accounting services.

Tax fees

This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by public accounting firms for tax compliance, tax planning and tax advice.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.  Change in Registrant's Certifying Accountant.

Not applicable.

Item 16G.  Corporate Governance.

Not applicable.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.  Financial Statements.

Adastra Holdings Inc.

Page
Consolidated Financial Statements for the Year Ended December 31, 2021 and Period Ended December 31, 2020
Independent Auditor's Report	F-2
Consolidated Statements of Financial Position	F-4
Consolidated Statements of Changes in Equity	F-6
Consolidated Statements of Loss and Comprehensive Loss	F-5
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-8

Item 19.  Exhibits.

Exhibit Number

Exhibit Number	Description
(1)	Articles of Incorporation and Bylaws
1.1*	Notice of Articles
1.2*	Articles
(4)	Material Contracts
4.1*	Agreement for the purchase of equipment dated May 14, 2019 with United Science, LLC.
4.2*	Supply Agreement dated March 12, 2020 with CannMart Labs Inc.
4.3*	Toll Processing Agreement dated April 3, 2020 with Acreage Pharms Ltd.
4.4*	Toll Processing Agreement dated May 6, 2020 with Muskoka Grown Ltd.
4.5*	Toll Processing Agreement dated June 1, 2020 with BC Hop Company Ltd.
4.6*	Agreement for the purchase of equipment dated August 5, 2020 with Evolved Extraction Solutions Ltd.
4.7*	Supply Agreement dated August 17, 2020 with Pure Sunfarms Corp.
4.8*	Agreement for the purchase of equipment dated August 5, 2020 with ExtractionTek Sales LLC.
4.9*	Letter of Engagement dated October 15, 2020 with Proactive Investors Canada.
4.10*	Toll Processing Agreement dated January 15, 2021 with SynerGenetics Bioscience Inc.
4.11*	Market Services Agreement dated April 13, 2021 with Hybrid Financial Ltd.
4.12*	Supply Agreement dated June 9, 2021 with Pure Sunfarms Corp.
4.13*	Share Purchase Agreement dated August 10, 2021 with Jean Paul Lim and MDC Forbes Inc.
4.14*	Share Purchase Agreement dated September 15, 2021 with shareholders of 1204581 B.C. Ltd.
4.15*	Brand Licensing Agreement dated December 4, 2020 with CannMart Labs Inc.
(8)	List of Subsidiaries
8.1

Adastra Labs Holdings (2019) Ltd. (incorporated in the Province of British Columbia, Canada)

Adastra Labs Inc., (incorporated in the Province of British Columbia, Canada)

Chemia Analytics Inc. (incorporated in the Province of British Columbia, Canada)

1178562 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

Adastra Brands Inc. (incorporated in the Province of British Columbia, Canada)

1225140 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

1204581 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

(11)**	Code of Ethics
(12)	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
(13)	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*Previously filed

**Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADASTRA HOLDINGS LTD. /s/ Michael Forbes
Name: Michael Forbes Title: Chief Executive Officer and Director Date: May 17, 2022

Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

Consolidated Financial Statements

For the years ended

December 31, 2021, 2020 and the eight months ended December 31, 2019

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Adastra Holdings Ltd. (formerly Phyto Extractions Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Adastra Holdings Ltd. (formerly Phyto Extractions Inc.) (the "Company"), as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2021 and 2020 and eight months ended December 31, 2019, and the related notes (collectively referred to as the "financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020, and eight months ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had a working capital deficiency of $1,120,613 and had incurred losses since inception. These events and conditions indicate a material uncertainty exists that may cast significant doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP
731
Vancouver, Canada	Chartered Professional Accountants

May 2, 2022

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.) Consolidated Statements of Financial Position As at December 31, 2021 and 2020 (Expressed in Canadian dollars)
	Note	2021	2020
		$	$
ASSETS
Current assets
Cash		744,541	1,145,461
Amounts receivable	7	1,497,812	972,680
Prepaid expenses and deposits	8	150,128	156,509
Inventory	9	1,828,173	1,421,237
		4,220,654	3,695,887

Long-term deposits	8	109,800	4,000
Property and equipment	10	9,774,966	10,037,063
Intangible assets	11	3,541,608	-
Goodwill	12	11,108,422	-

Total assets		28,755,450	13,736,950

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	13	1,829,025	1,147,964
Current portion of lease liability	14	10,688	-
Mortgage payable	15	3,501,554	2,442,830
		5,341,267	3,590,794

Deferred tax liability	19	960,000	-
Lease liability	14	21,467	-
Government loan	3(h)	60,000	60,000

Total liabilities		6,382,734	3,650,794

EQUITY
Share capital	17	41,964,446	15,822,152
Shares to be cancelled	6, 17	(12,000,000)	-
Reserves		6,336,019	5,441,814
Deficit		(13,927,749)	(11,177,810)

Total equity		22,372,716	10,086,156

Total liabilities and equity		28,755,450	13,736,950

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 22)

Subsequent events (Note 24)

Approved on behalf of the Board of Directors on May 02, 2022:

"Michael Forbes"	"Paul Morgan"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

	Note	2021	2020	2019
		$	$	$
Revenue		5,628,616	2,499,355	-
Cost of sales	9, 10	(3,684,925)	(1,713,774)	-
Gross profit		1,943,691	785,581	-

Operating expenses
Advertising and promotion		455,090	749,258	56,817
Automobile expenses		4,741	-	-
Data program expenses		288,804	-	-
Depreciation and amortization	10, 11	272,616	92,700	78,172
Insurance		102,391	69,294	18,820
Office expenses		323,778	227,271	179,938
Professional fees and consulting	18	585,908	704,297	447,784
Provision for expected credit losses	7	134,083	-	-
Rent		-	-	10,806
Research expenses		89,268	181,750	-
Share-based payments	17	890,523	5,332,500	-
Travel		59,617	4,029	20,273
Wages and salaries		1,128,610	526,327	302,513
Write-down of inventory	9	-	63,169	-
Total operating expenses		4,335,429	7,950,595	1,115,123

Loss from operations		(2,391,738)	(7,165,014)	(1,115,123)

Other income (expense)
Accretion expense		-	(58,405)	(13,259)
Gain on settlement of accounts payable		53,396	-	-
Interest expense	14, 15, 16	(276,597)	(399,248)	(227,955)
Interest income		-	8,303	7,764
Listing expense	4	-	-	(1,309,384)
Loss on disposal of capital assets	10	(150,000)	-	-
Realized loss on marketable securities		-	(1,500)	-

Loss before income taxes		(2,764,939)	(7,615,864)	(2,657,957)

Income tax expense	19	(16,000)	-	-
Deferred income tax recovery	19	31,000	-	-

Net loss and comprehensive loss		(2,749,939)	(7,615,864)	(2,657,957)

Net loss per share
Basic and diluted		(0.05)	(0.19)	(0.10)

Weighted average number of common shares outstanding
Basic and diluted		50,225,704	39,695,235	27,495,882

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.) Consolidated Statements of Changes in Equity (Expressed in Canadian dollars, except number of shares)
	Common shares	Share capital	Shares to be cancelled	Debenture reserves	Reserves	Deficit	Total equity
	#	$	$	$	$	$	$
May 1, 2019	27,046,111	4,614,000	-	-	-	(903,989)	3,710,011
Convertible debenture - pre-RTO	-	-	-	298,461	-	-	298,461
Shares issued pursuant to the reverse acquisition	7,218,678	1,082,802	-	-	-	-	1,082,802
Shares issued pursuant to the private placement	1,964,152	2,651,605	-	-	-	-	2,651,605
Loss the period	-	-	-	-	-	(2,657,957)	(2,657,957)
December 31, 2019	36,228,941	8,348,407	-	298,461	-	(3,561,946)	5,084,922
Convertible debentures - settlement	2,532,140	3,418,390	-	(298,461)	70,814	-	3,190,743
Units issued for cash	3,882,667	3,494,400	-	-	-	-	3,494,400
Share issue cost	-	(60,100)	-	-	38,500	-	(21,600)
Shares issued for cash - warrants	42,967	77,340	-	-	-	-	77,340
Shares issued - services	156,894	131,791	-	-	-	-	131,791
Shares issued - debt settlement	490,491	411,924	-	-	-	-	411,924
Share-based payment	-	-	-	-	5,332,500	-	5,332,500
Loss for the year	-	-	-	-	-	(7,615,864)	(7,615,864)
December 31, 2020	43,334,100	15,822,152	-	-	5,441,814	(11,177,810)	10,086,156
Shares issued on acquisition of PerceiveMD	2,513,720	2,010,976	-	-	-	-	2,010,976
Shares issued on acquisition of Phyto BrandCo	20,000,000	24,000,000	(12,000,000)	-	-	-	12,000,000
Shares issued pursuant to the private placement	122,727	131,318	-	-	3,682	-	135,000
Share-based payments	-	-	-	-	890,523	-	890,523
Loss for the year	-	-	-	-	-	(2,749,939)	(2,749,939)
December 31, 2021	65,970,547	41,964,446	(12,000,000)	-	6,336,019	(13,927,749)	22,372,716

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019
(Expressed in Canadian dollars)

	2021	2020	2019
	$	$	$
Operating activities
Net loss for the year	(2,749,939)	(7,615,864)	(2,657,957)
Adjustments for non-cash items:
Depreciation and amortization	272,616	92,700	78,172
Depreciation - cost of sales	825,783	479,490	-
Services paid in shares	-	131,791	-
Provision for expected credit losses	134,083	-	-
Share-based payments	890,523	5,332,500	-
Accretion	-	58,405	13,259
Gain on settlement of accounts payable	(53,396)	-	-
Interest expense	276,597	390,251	227,955
Interest income	-	(8,303)	(7,764)
Listing expense	-	-	1,309,384
Loss on disposal of capital assets	150,000	-	-
Realized loss on marketable securities	-	1,500	-
Deferred income tax recovery	(31,000)	-	-

Net change in non-cash working capital items:
Amounts receivable	(344,914)	(668,972)	(461,167)
Prepaid expenses and deposits	(99,419)	950	-
Marketable securities	-	-	(1,500)
Inventory	(406,936)	(1,421,237)	-
Accounts payable and accrued liabilities	81,909	419,069	66,174
Cash used in operating activities	(1,054,093)	(2,807,720)	(1,433,444)

Financing activities
Proceeds on private placement of units, net of share issue costs	135,000	3,472,800	2,651,605
Proceeds from warrants exercise	-	77,340	-
Proceeds from mortgage renegotiation, net of transaction costs	992,877	-	-
Borrowing costs mortgage	-	(18,345)	-
Interest paid - mortgage	(208,537)	(196,699)	(134,530)
Interest paid - lease liability	(846)	-	-
Principal repaid - lease liability	(2,510)	-	-
Proceeds from convertible debenture	-	-	3,177,000
Proceeds from loan	-	60,000	-
Cash provided by financing activities	915,984	3,395,096	5,694,075

Investing activities
Consideration paid on acquisition of Perceive MD	(10,000)	-	-
Cash received from the acquisition of PerceiveMD	26,302	-	-
Cash received from the acquisition of Phyto BrandCo Ltd.)	301,966	-	-
Cash received from the reverse acquisition	-	-	111,496
Purchases of property and equipment	(581,079)	(1,827,044)	(4,365,559)
Interest income	-	8,303	7,764
Cash used in investing activities	(262,811)	(1,818,741)	(4,246,299)

Net increase (decrease) in cash	(400,920)	(1,231,365)	14,332
Cash, beginning of year	1,145,461	2,376,826	2,362,494
Cash, end of year	744,541	1,145,461	2,376,826

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. (formerly Phyto Extractions Inc.) (the "Company") was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company is an extraction and processing solutions company. The Company's mission is to develop and deploy large-scale cannabis and hemp extraction technologies and provide turn-key processing solutions to help licensed standard and micro-cultivators maximize the value of every harvest. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's registered and records office is 5451 275th Street, Langley City, British Columbia, V4W 3X8.

On October 19, 2019, Health Canada issued an Analytical testing license on the Company's facility to Chemia Analytics Inc., ("Chemia"). Chemia is a wholly owned subsidiary of the Company. On March 13, 2020, Health Canada issued a Standard Processing License to the Company's facility to Adastra labs Inc., ("Labs"). Labs is a wholly owned subsidiary of the Company.

On December 20, 2019, Arrowstar Resources Ltd. ("Arrowstar") acquired all of the issued and outstanding common shares of Adastra Labs Holdings (2019) Ltd. ("Adastra") a private British Columbia cannabis extraction and processing solutions company incorporated on June 18, 2018. The acquisition was completed by entering into a share exchange agreement whereby the parties completed a business combination by way of a transaction that constituted a reverse takeover ("RTO") of the Company by Adastra (the "Transaction"). The Transaction was accounted for as an RTO of Arrowstar by Adastra for accounting purposes, with Adastra being identified as the accounting acquirer, and accordingly, these financial statements are a continuation of Adastra. The net assets of Arrowstar at the date of the RTO are deemed to have been acquired by Adastra (note 4). These consolidated financial statements include the results of operations of Arrowstar since December 20, 2019. The comparative figures are those of Adastra prior to the RTO. At the time of the transaction the Company changed its fiscal year end from April 30 to December 31.

On April 9, 2021, the Company consolidated its issued share capital on a ratio of three (3) old common shares for every one (1) new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

On August 10, 2021, the Company completed the acquisition of all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD") from the shareholders of PerceiveMD, pursuant to the terms of a share purchase agreement dated August 10, 2021 (see note 5).

On September 1, 2021, the Company changed its name to Adastra Holdings Ltd. (formerly Phyto Extractions Inc.). Trading of the Company's common shares resumed under the new name and under the same ticker symbol "XTRX" on the Canadian Securities Exchange as market opened on September 1, 2021. Prior to this on April 9, 2021 the Company changed its name from Adastra Labs Holdings Ltd. to Phyto Extractions Inc. and on December 19, 2019 from Arrowstar Resources Ltd to Adastra Labs Holdings Ltd.

On September 15, 2021, the Company completed its previously-announced acquisition of privately held 1204581 B.C. Ltd., doing business as Phyto Extractions ("Phyto BrandCo"), the owner of the intellectual property rights for the Phyto Extractions brand (see note 6).

These consolidated financial statements ("financial statements) are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable (note 15).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN (continued)

As at December 31, 2021, the Company had a working capital deficiency of $1,120,613 (December 31, 2020 - working capital surplus of $105,093) and incurred a net loss of $2,749,939 for the year ended December 31, 2021 (2020 - $7,615,864, the eight months ended December 31, 2019 - $2,657,957). These events and conditions indicate a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, it could be necessary to restate the Company's assets and liabilities on a liquidation basis.

NOTE 2 - BASIS OF PRESENTATION

(a) Statement of compliance

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 02, 2022.

(b) Basis of measurement

These financial statements have been prepared on a historical cost basis except for those financial instruments which have been classified at fair value through profit or loss. In addition, except for cash flow information, these financial statements have been prepared using the accrual method of accounting.

All amounts on these financial statements are presented in Canadian dollars which is the functional currency of the Company and its subsidiaries.

(c) Reclassification of prior amounts

The Company has reclassified certain items on the consolidated statements of cash flows to conform with current year presentation.

(d) Principles of consolidation

These financial statements include the financial information of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

	Functional currency	Ownership percentage
Adastra Labs Holdings (2019) Ltd. (formerly Adastra Labs Holdings Ltd.)	CAD	100%
Adastra Labs Inc.	CAD	100%
1178562 B.C. Ltd.	CAD	100%
Adastra Brands Inc.	CAD	100%
Chemia Analytics Inc.	CAD	100%
1225140 B.C. Ltd (PerceiveMD)	CAD	100%
1204581 B.C. Ltd. (Phyto BrandCo)	CAD	100%

Subsidiaries are entities controlled by the Company and are included in the financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed where necessary to align them with the policies adopted by the Company.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

(a) Significant accounting judgements and key sources of estimate uncertainty

The preparation of financial statements requires management to make judgements, and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. Management continually evaluates these judgements, estimates and assumptions based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgements which may cause a material adjustment to the carrying amounts of assets and liabilities.

The areas which require management to make critical judgments include:

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption were not appropriate for the financial statements, then adjustments to the carrying value of assets and liabilities, the reported expenses and the statement of financial position would be necessary.

Impairment of property and equipment

Property and equipment are reviewed for impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Assessment of the transactions as asset acquisitions or business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset requires the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. The values assigned to common shares and the allocation of the purchase price to the net assets in the acquisition are based on numerous estimates and judgements of the relative fair values of net assets.

Business combinations

Judgement was used in determining whether the acquisitions of PerceiveMD and Phyto BrandCo were a business combination or an asset acquisition. Estimates were made as to the fair value of assets and liabilities acquired. In certain circumstances, such as the valuation of equipment, intangible assets and goodwill acquired, the Company may rely on independent third-party valuators. The Company measured all the assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the consideration paid over the acquisition-date fair values of the net assets acquired, was recognized as goodwill as of the acquisition date in business combination.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values, including the total consideration paid by the Company. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any identifiable intangible assets. For any intangible asset identified, due to the complexity of determining its fair value, an independent valuation expert may be engaged to measure the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. For any form of consideration paid by the Company, depending on the type of consideration paid and the complexity of determining its fair value, an independent valuation expert may be engaged to measure the fair value. In the event that there is contingent consideration in an acquisition management makes assumptions as to the probability of the consideration being paid.

The information about significant areas of estimation uncertainty considered by management in preparing these financial statements is as follows:

COVID-19 estimation uncertainty

The coronavirus pandemic continues to have global impacts on workforces, economies, and financial markets. It is not possible for the Company to predict the duration or magnitude of any adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of these financial statements, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory regularly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices and economic trends.

Useful lives and depreciation of property and equipment and intangible assets

The depreciation methods and useful lives reflect the pattern in which management expects the assets' future economic benefits to be consumed by the Company. Judgments are required in determining these expected useful lives.

Goodwill impairment

Goodwill acquired in a business combination is reviewed for impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of the underlying goodwill exceeds its recoverable amount of the associated CGU. The recoverable amount of a CGU is the estimate of future cashflows generated by the CGU, based on management's assumptions. If the carrying amount of goodwill exceeds the recoverable amount of the CGU, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the goodwill exceeds the recoverable amount.

Valuation of receivables

The Company recognizes an impairment loss allowance for expected credit losses on trade accounts receivable using a probability-weighted estimate of credit losses. In its assessment, management estimates the expected credit losses based on actual credit loss experience and informed credit assessment, taking into consideration forward-looking information. If actual credit losses differ from estimates, future earnings would be affected.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

(b) Cash

Cash is comprised of deposits in financial institutions, and cash on hand.

(c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost of cannabis and hemp biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. The Company uses the weighted average costing method to cost extracted cannabis and hemp oil inventory, costs comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labor related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

(d) Property and Equipment

Property and equipment is measured at cost less accumulated depreciation and impairment losses. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. No depreciation is recorded in the year of disposal.

Depreciation is recognized over the following terms, intended to depreciate the cost of property and equipment, less its residual values if any, over its estimated useful lives:

Furniture and equipment 20% declining balance

Leasehold improvements   10 years straight line

Buildings   20 years straight line

Extraction equipment 20% declining balance

Laboratory equipment 20% declining balance

Computer software 20% declining balance

Right-of-use assets  4 years straight line over the lease term

Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to profit or loss during the period they are incurred. Any gain or loss on the disposal or retirement of equipment is recognized in profit or loss.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Intangible assets

Intangible assets represent trademarks and patient relationships acquired from business acquisitions.

Intangible assets with finite lives are measured at cost less accumulated amortization and impairment losses. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

At the end of each reporting period, the Company reviews the carrying amounts of its intangible asset to determine whether there is any indication of impairment. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized immediately in profit or loss.

When an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been previously recognized. A reversal of an impairment loss is recognized immediately in profit or loss. An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset are recognized in profit or loss when the asset is derecognized.

The Company's intangible assets are comprised of trademarks and patient relationships which are amortized over their useful lives:

Trademarks  10 years straight line

Patient relationships   5 years straight line

(f) Goodwill

The Company allocates goodwill arising from business combinations to each cash generating unit ("CGU") or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

(g) Leases liabilities

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Right-of-use assets are measured at cost comprising the following:

• the amount of the initial measurement of lease liability;

• any lease payments made at or before the commencement date less any lease incentives received;

• any initial direct costs; and

• restoration costs

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing its carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect lease payments made. The right-of-use asset is depreciated over the shorter of the lease term and the useful life of the underlying asset. The Company applies IAS 36 - Impairment of Assets, to determine whether the asset is impaired and account for any identified impairment loss.

As a practical expedient, IFRS 16 permits a lease not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient, and accordingly allocates the consideration in the contract to lease and non-lease components based on the stand-alone price of the lease component and aggregate stand-alone price of the non-lease components.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are presented as such in profit or loss.

Recognition exemptions

The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for leases of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term on the consolidated statement of loss and comprehensive loss.

(h) Government assistance

Government grants and assistance are recognized as a reduction in the related expense in the period in which the grant or assistance become receivable on all conditions, if any, have been satisfied.

During the year ended December 31, 2020, the Company qualified for a government-guaranteed bank loan of $60,000 which is interest-free. If the balance of the loan is repaid on or before December 31, 2022, 25% will not have to be repaid ($15,000). Funds can be used to pay non-deferrable operating expenses including payroll. As at December 31, 2021, the principal of $60,000 is outstanding (December 31, 2020 - $60,000).

(i) Share capital

Common shares are classified as shareholders' equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from shareholders' equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

Company has adopted a residual value method with respect to the measurement of warrants attached to private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Financial instruments

All financial instruments are recognized initially at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.

Classification and measurement of financial assets and liabilities

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

The Company classifies its financial instruments in the following categories based on the purpose for which the asset was acquired: FVTPL, amortized cost and FVOCI. The Company's financial assets and financial liabilities are classified and measured as follows:

Asset/Liability	Classification
Cash	FVTPL
Amounts receivable	Amortized cost
Deposits	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Mortgage payable	Amortized cost
Lease liability	Amortized cost
Government loan	Amortized cost

Impairment

An 'expected credit loss' ("ECL") model applies to financial assets measured at amortized cost. The Company's receivables and deposits are measured at amortized cost and are therefore subject to the ECL model.

Financial assets, other than those classified at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset (a "loss event"), and that loss event has an impact on the estimated future cash flows of that asset. Objective evidence may include significant financial difficulty of the debtor/obligor and/or delinquency in payment. When impairment has occurred, the cumulative loss is recognized in profit or loss.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. Impairment losses may be reversed in subsequent periods.

(k) Revenue

Cannabis concentrate sales

Cannabis concentrate sales revenue, earned under fee for service agreements, is recognized at a point in time when the Company is considered to have satisfied its performance obligations. The performance obligations are considered satisfied once all of the following have been met: (i) the manufacturing process (services) are complete; (ii) regulatory quality assurance, and customer quality assurance specifications (acceptance of the finished goods) have been met; and (iii) when the transaction price can be reliably measured in instances of variable consideration or non-monetary consideration.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

At times, the Company may enter into contracts with customers where payment for the services provided by the Company is in the form of retention of a certain portion of the finished goods. In such instances, the consideration amount is variable and it's determined based on fair market values for the same or similar goods. As fair market values are readily available for cannabis concentrate, the level of estimation uncertainty is limited.

Revenues are recorded net of discounts but inclusive of freight in the sale of goods. Once the customer has accepted the finished goods, the Company has no obligations for returns, refunds, warranties or similar obligations.

Revenue from the sale of cannabis biomass and oil is recognized at a point in time when the Company has satisfied the performance obligations under the customer contracts. Revenue from toll processing and white label manufacturing, under fee for service agreements, is recognized over time under the customer contracts.

Consulting revenue

MSP remittance revenue is received from the provincial government of British Columbia for providing medical assessments and consultations to British Columbian residents under the Medical Services Plan ("MSP"). MSP remittance revenue is recognized at the point of service, being the provision of the consultation by the licensed physician.

Referral revenue (educational service fees) is earned under referral agreements with licensed producers ("LP's") of medical cannabis in Canada, duly licensed in accordance with the Cannabis Act. Under the agreements, LP's pay the Company an educational service fee of 20% of the gross revenue they receive from sales of all products purchased by customers who have been referred by the Company, including medicinal cannabis and any oils, derivatives, compounds, or other related products.

Licensing revenue

Licensing revenue is a royalty arrangement whereby the Company recognizes revenue from the licensing of its intellectual property for the sale of consumer packaged goods ("CPG") by a third party (the "Licensee"). The Company recognizes revenue as a percentage of the Licensee's gross revenue when the Licensee sells and delivers products to their customers.

(l) Cost of sales

Cost of sales represents costs directly related to manufacturing and distribution of the Company's products and services. Primary costs include raw materials, packaging, direct labor, overhead, shipping and the depreciation of production equipment and facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes. The Company recognizes the cost of sales as the associated revenue is recognized.

(m) Share-based payment transactions

The Company has a stock option plan that provides for the granting of options to Officers, Directors, related company employees and consultants to acquire shares of the Company. The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest.

Options granted to employees and others providing similar services are measured at grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

Over the vesting period, share-based payments are recorded as an operating expense and as an increase in reserves. When options are exercised the consideration received is recorded as share capital and the related share-based payments originally recorded as reserves are transferred to share capital. When an option is cancelled or expires, the initial recorded value is reversed from reserves and credited to deficit.

(n) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(o) Impairment of non-financial assets

The carrying amount of the Company's long-lived assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset's recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (cash generating units "CGU"). The recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

(p) Income taxes

Income tax comprises current and deferred income taxes. Current income tax and deferred income tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in shareholders' equity.

Current income tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, adjusted for any amendments to tax payable in respect of previous years.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(q) Loss per share

Basic loss per common share is calculated by dividing the loss attributed to shareholders for the period by the weighted average number of common shares outstanding in the period. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. Diluted loss per share is equal to basic loss per share for the periods presented as the effect would be anti-dilutive.

(r) Standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2022. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

NOTE 4 - REVERSE ACQUISITION

On December 20, 2019, Arrowstar and Adastra completed the Transaction which constituted a reverse acquisition.

The Transaction resulted in the shareholders of Adastra obtaining control of the combined entity by obtaining control of the voting rights, governance and management decision making processes, and the resulting power to govern the financial and operating policies of the combined entity.

The transaction constitutes an RTO of Arrowstar by Adastra and has been accounted for as a reverse acquisition transaction in accordance with the guidance provided in IFRS 2 - Share-based payments. As Arrowstar did not qualify as a business according to the definition in IFRS 3, the RTO does not constitute a business combination; rather it is treated as an issuance of common shares by Adastra for the net assets of Arrowstar and Arrowstar's public listing, with Adastra as the continuing entity. Accordingly, no goodwill was recorded with respect to the transaction as it does not constitute a business combination.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 4 - REVERSE ACQUISITION (continued)

For accounting purposes, Adastra was treated as an accounting parent company (legal subsidiary) and Arrowstar has been treated as the accounting subsidiary (legal parent) in these financial statements. As Adastra was deemed to be the acquirer for accounting purposes, its assets, liabilities, and operations since incorporation are included in these financial statements at their historical carrying values. Arrowstar's results of operations have been included from December 20, 2019.

December 20, 2019
Assets and (liabilities) of Arrowstar acquired	$
Cash	111,496
Receivables	10,802
Other assets	7,504
Accounts payable	(356,384)
Net liabilities acquired	(226,582)

Consideration paid in RTO of Arrowstar
Common shares (7,218,678 common shares at $0.15 fair value per share)	1,082,802

Listing expense	1,309,384

The Transaction was measured at the fair value of the shares that Adastra would have to issue to the shareholders of Arrowstar, to give the shareholders of Arrowstar the same percentage of equity interest in the combined entity that results from the reverse acquisition had it taken the legal form of Adastra acquiring Arrowstar.

NOTE 5 - ACQUISITION OF PERCEIVEMD

On August 10, 2021, the Company acquired all of the issued and outstanding shares of PerceiveMD. At closing, the Company issued 2,513,720 common shares to the former shareholders of PerceiveMD at a share price on the date of acquisition of $0.80 per share for $2,010,976 and $10,000 in cash, for total consideration of $2,020,976.

PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis and other therapies. The acquisition will allow the Company to generate revenue from providing cannabis under medical prescriptions.

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	26,302
Accounts receivable	13,647
Corporate taxes receivable	26,000
65,949
Liabilities assumed:
Accounts payable and other accrued liabilities	(19,206)
Fair value of net assets acquired	46,743

Purchase consideration
Share consideration	2,010,976
Cash consideration	10,000
2,020,976
Identifiable intangible asset:
Patient relationships	414,000

Deferred tax liability	(112,000)
Goodwill	1,672,233

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 5 - ACQUISITION OF PERCEIVEMD (continued)

The carrying value of the assets and liabilities acquired equates to fair value due to their short term nature, other than patient relationships (the "Patient Relationships") which are depreciated over their estimated useful economic lives.

The intangible assets are comprised of Patient Relationships with a fair value of $414,000. The fair value of the Patient Relationships was determined using the discounted cash flow method taking into account the future cashflows expected to be received from the current list of patients, adjusted to reflect attrition. The key assumptions used in the cash flow projection related to the Patient Relationships include: (1) a discount rate of 16%; (2) patient attrition rate of 20.00%; (3) number of patients of 3,492 at the acquisition date; (4) annual spending of $143 per patient, assumed to grow at a long term growth rate of 2% per year.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

Included in the consolidated statement of loss and comprehensive loss is $185,496 of revenue and $47,829 of income from PerceiveMD since the acquisition date of August 10, 2021. If the acquisition occurred on January 1, 2021, management estimates that revenue would have increased by $494,656 (unaudited) and net income would have been increased to approximately $127,545 (unaudited), respectively.

The Company's acquisition of PerceiveMD constitutes a related party transaction as Michael Forbes, Chief Executive Officer and a director of the Company is also a director and controlling shareholder of PerceiveMD.

NOTE 6 - ACQUISITION OF PHYTO BRANDCO

On September 15, 2021, the Company acquired all of the issued and outstanding shares of Phyto BrandCo, the owner of the intellectual property rights for the Phyto Extractions brand consisting of 21 registered trademarks. At closing, the Company issued 20,000,000 common shares to the former shareholders of Phyto BrandCo at a share price on the date of acquisition of $1.20 per share, for total consideration of $24,000,000.

Subsequent to the closing of the acquisition, the Company renegotiated the terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares. As a result, the revised consideration is 10,000,000 common shares at a share price on the date of acquisition of $1.20 per share, for total consideration of $12,000,000.

Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties by selling cannabis consumer packaged goods to provincial distributors and retailers.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 6 - ACQUISITION OF PHYTO BRANDCO (continued)

The transaction has been accounted for as a business combination under IFRS 3 - Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	301,966
Accounts receivable	255,154
Prepayments	19,500
Property and equipment	85,108
661,728
Liabilities assumed:
Accounts payable and other accrued liabilities	(434,252)
Lease liability	(34,665)
Fair value of net identifiable assets acquired	192,811

Purchase consideration
Share consideration	24,000,000
Shares to be cancelled	(12,000,000)
12,000,000
Identifiable intangible assets:
Trademarks	3,250,000

Deferred tax liability	(879,000)
Goodwill	9,436,189

The carrying value of the assets and liabilities acquired equates to fair value due to their short term nature, other than property and equipment and trademarks which are depreciated over their estimated useful economic lives.

Property and equipment acquired included $40,376 of right-of-use assets.

The intangible asset is comprised of trademarks (the "Trademarks") with a fair value of $3,250,000. The fair value of the Trademarks was determined using the relief from royalty method. The key assumptions used in the cash flow projection related to the asset include: (1) a discount rate of 12.50%; (2) royalty rate of 10.00% for the remaining period of the licensing agreement and 2.0% thereafter, and (3) annual net profit of the Licensee.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition.

The lease liability represents one lease with a fair value of $34,665 on the date of acquisition, which is the net present value of the minimum future lease payments determined using the following assumptions: (1) remaining number of payments - 36; (2) monthly payment - $1,119; and (3) incremental borrowing rate - 10%.

Included in the consolidated statement of loss and comprehensive loss is $385,119 of revenue and a loss of $130,535 from Phyto BrandCo since the acquisition date of September 15, 2021. If the acquisition occurred on January 1, 2021, management estimates that revenue would have increased by $1,320,407 (unaudited) and net income would have been increased to approximately $295,106 (unaudited), respectively.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 7 - AMOUNTS RECEIVABLE

As at December 31, 2021 and 2020, receivables consisted of the following:

	2021	2020
	$	$
Trade receivables, net of expected credit losses	1,441,601	971,102
Sales tax recoverable	36,211	1,578
Income tax receivable	20,000	-
	1,497,812	972,680

During the year ended December 31, 2021, the Company recorded a provision for expected credit losses against trade receivables in the amount of $134,083 (2020 - $nil, the eight months ended December 31, 2019 - $nil).

NOTE 8 - PREPAID EXPENSES AND DEPOSITS

	2021	2020
	$	$
Prepaid expenses	115,372	156,509
Deposits	34,756	-
	150,128	156,509

As at December 31, 2021, long-term deposits of $109,800 consist of security deposits held in trust for excise stamps and other deposits.

NOTE 9 - INVENTORY

As at December 31, 2021 and 2020, inventory consisted of the following:

	2021	2020
	$	$
Dried cannabis and hemp biomass	545,765	239,183
Production work in process - distillate	462,737	273,937
Extracted cannabis and hemp oils (finished goods)	819,671	908,117
	1,828,173	1,421,237

Inventory expensed to cost of sales in the year ended December 31, 2021 was $3,353,267 (2020 - $1,148,692, the eight months ended December 31, 2019 - $nil).

During the year ended December 31, 2021, the Company recognized $nil (2020 - $63,169, the eight months ended December 31, 2019 - $nil) in relation to the write down of slow moving inventory.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 10 - PROPERTY AND EQUIPMENT

	Land	Building	Furniture and equipment	Computer software	Laboratory equipment	Extraction equipment	Building improvements	Right-of-use asset	Total
	$	$	$	$	$	$	$	$	$
Cost
Balance, December 31, 2019	1,592,232	1,999,328	59,442	12,105	62,295	1,048,502	3,863,759	-	8,637,663
Additions	-	-	25,407	-	149,100	1,862,707	64,522	-	2,101,736
Balance, December 31, 2020	1,592,232	1,999,328	84,849	12,105	211,395	2,911,209	3,928,281	-	10,739,399
Acquisition of Phyto BrandCo	-	-	44,729	-	-	-	-	40,376	85,105
Additions	-	-	28,206	150,000	257,820	342,779	-	-	778,805
Impairment	-	-	-	(150,000)	-	-	-	-	(150,000)
Balance, December 31, 2021	1,592,232	1,999,328	157,784	12,105	469,215	3,253,988	3,928,281	40,376	11,453,309

Accumulated depreciation
Balance, December 31, 2019	-	122,679	7,467	-	-	-	-	-	130,146
Depreciation	-	93,832	12,936	1,816	20,527	296,978	146,101	-	572,190
Balance, December 31, 2020	-	216,511	20,403	1,816	20,527	296,978	146,101	-	702,336
Depreciation	-	99,968	19,621	2,056	77,662	576,919	196,416	3,365	976,007
Balance, December 31, 2021	-	316,479	40,024	3,872	98,189	873,897	342,517	3,365	1,678,343

Carrying value
Balance, December 31, 2020	1,592,232	1,782,817	64,446	10,289	190,868	2,614,231	3,782,180	-	10,037,063
Balance, December 31, 2021	1,592,232	1,682,849	117,760	8,233	371,026	2,380,091	3,585,764	37,011	9,774,966

During the year ended December 31, 2021, the Company allocated $825,783 (2020 - $479,490, the eight months ended December 31, 2019 - $nil) of depreciation to cost of sales and $150,224 (2020 - $92,700, the eight months ended December 31, 2019 - $78,172) to operating expense.

During the year ended December 31, 2021, the Company recognized an impairment expense of $150,000 (2020 - $nil, the eight months ended December 31, 2019 - $nil) related to a developing software for which no future economic benefits are expected to occur.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 11 - INTANGIBLE ASSETS

The following table summarizes the continuity of intangible assets for the years ended December 31, 2021 and 2020:

	Trademarks	Patient relationships	Total
	$	$	$
Cost
Balance, December 31, 2019 and 2020	-	-	-
Additions	3,250,000	414,000	3,664,000
Impairment	-	-	-
Balance, December 31, 2021	3,250,000	414,000	3,664,000

Accumulated depreciation
Balance, December 31, 2019 and 2020	-	-	-
Amortization	94,792	27,600	122,392
Balance, December 31, 2021	94,792	27,600	122,392

Carrying value
Balance, December 31, 2019 and 2020	-	-	-
Balance, December 31, 2021	3,155,208	386,400	3,541,608

During the year ended December 31, 2021, the Company acquired a total of $3,250,000 in trademarks (note 6). These trademarks have a useful life of 10 years and are measured at cost less accumulated amortization and impairment losses. These trademarks are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

During the year ended December 31, 2021, the Company acquired a total of $414,000 in patient relationships (note 5). These relationships have a useful life of 5 years and are measured at cost less accumulated amortization and impairment losses. These relationships are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

During the year ended December 31, 2021, the Company recognized no impairment expense related to the intangible assets (2020 - $nil).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 12 - GOODWILL

	2021	2020
	$	$
Opening balance	-	-
Addition - PerceiveMD acquisition (note 5)	1,672,233	-
Addition - Phyto BrandCo acquisition (note 6)	9,436,189	-
Ending balance	11,108,422	-

As at December 31, 2021, the Company assessed for impairment the goodwill recorded through the PerceiveMD acquisition. The Company performed a discounted cash flow analysis to determine PerceiveMD's CGU's value in use, which incorporated the following assumptions: (1) discount rate - 19.60%; (2) income tax rate - 27.00%; (3) conversion rate - range from 80.0% to 90.0%; (4) churn rate - range from 17.0% to 25.0%, and (5) Internal growth rate - range from 5.6% to 7.6% based on MSP revenues with an assumption of $143.0 per patient and certain government grants provided by expected patient count. The Company noted that the recoverable amount was greater than the carrying value and that no impairment was required as at December 31, 2021.

As at December 31, 2021, the Company assessed for impairment the goodwill recorded through the Phyto BrandCo acquisition. The Company performed a discounted cash flow analysis to determine Phyto BrandCo CGU's value in use, which incorporated the following assumptions: (1) discount rate - 13.00%; (2) income tax rate - 27.00%; and (3) sustaining working capital expenditure of 7% which is the financing cost of growth and is applied to the growth in income from operations annually. The Company noted that the recoverable amount was greater than the carrying value and that no impairment was required as at December 31, 2021.

NOTE 13 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31, 2021 and 2020, accounts payables and accrued liabilities consisted of the following:

	2021	2020
	$	$
Accounts payable	1,408,210	987,614
Accrued liabilities	420,815	160,350
	1,829,025	1,147,964

NOTE 14 - LEASE LIABILITY

A summary of the Company's lease liability for the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
	$	$
Opening balance	-	-
Additions - Phyto BrandCo acquisition	34,665	-
Interest	846	-
Repayments	(3,356)	-
Closing balance	32,155	-
Less: current portion	10,688	-
Long-term portion	21,467	-

On October 15, 2020, prior to being acquired by the Company, Phyto BrandCo entered into a four-year lease agreement for a promotional vehicle. The base monthly payment is $1,119 with an initial payment of $9,732. The incremental borrowing rate used to determine discount the lease liability was 10%.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 15 - MORTGAGE PAYABLE

	First Mortgage	Second Mortgage	Third Mortgage	Fourth Mortgage	Total
	$	$	$	$	$
Balance, December 31, 2019	2,437,175	-	-	-	2,437,175
New mortgage (refinancing)	(2,446,000)	2,446,000	-	-	-
Transaction costs	-	(18,345)	-	-	(18,345)
Interest expense	42,457	178,242	-	-	220,699
Repayments	(33,632)	(163,067)	-	-	(196,699)
Balance, December 31, 2020	-	2,442,830	-	-	2,442,830
New mortgage (refinancing)	-	(2,446,000)	-	3,500,000	1,054,000
Transaction costs	-	-	(18,345)	(42,778)	(61,123)
Interest expense	-	35,783	104,723	133,878	274,384
Repayments	-	(32,613)	(86,378)	(89,546)	(208,537)
Balance, December 30, 2021	-	-	-	3,501,554	3,501,554

(i) On January 7, 2019, the Company entered into a mortgage for $2,446,000 (the "First Mortgage") which bore interest at the rate of 8.25% per annum, calculated monthly. The First Mortgage matured on February 1, 2020 and was renewed as discussed below.

The carrying value of the First Mortgage at December 31, 2019 was $2,437,175. Included in mortgage payable on initial recognition were the related mortgage transaction costs of $50,755 which were amortized over the term of the First Mortgage using the effective interest rate method.

The Company maintained minimum interest-only payments of $16,816 per month in connection with the First Mortgage. Total interest expense of the First Mortgage during the year ended December 31, 2021 was $nil (2020 - $42,457, the eight months ended December 31, 2019 - $164,242).

(ii) On February 1, 2020, the Company renewed the First Mortgage of $2,446,000 (the "Second Mortgage") which bore interest at the rate of 8.00% per annum, calculated monthly. The Second Mortgage matured on February 1, 2021 and was renewed as discussed below.

The carrying value of the Second Mortgage payable as at December 31, 2020 was $2,442,830. Included in mortgage payable on initial recognition were the related mortgage transaction costs of $18,345 which were being amortized over the term of the Second Mortgage using the effective interest rate method.

The Company maintained minimum interest-only payments of $16,307 per month in connection with the Second Mortgage. Total interest expense of the Second Mortgage during the year ended December 31, 2021 was $35,783 (2020 - $178,242, the eight months ended December 31, 2019 - $nil).

(iii) On February 1, 2021, the Company renewed the Second Mortgage of $2,446,000 (the "Third Mortgage") which bears interest at the rate of 8.00% per annum, calculated monthly. The Third Mortgage matures on February 1, 2022, can be repaid before maturity without penalty and is secured by the mortgage property and building improvements. The Third Mortgage payable was recorded at amortized cost (principal value less $18,345 transaction costs).

On July 9, 2021, the Third Mortgage was refinanced (see below). As a result, the carrying value of the Third Mortgage payable at December 31, 2021 was $nil (2020 - $nil).

Until refinancing, the Company maintained minimum interest-only payments of $16,307 per month. Total interest expense during the year ended December 31, 2021 was $104,723 (2020 and the eight months ended December 31, 2019 - $nil).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 15 - MORTGAGE PAYABLE

(iv) On July 9, 2021, the Company refinanced the Third Mortgage and increased the facility to $3,500,000 (the "Fourth Mortgage") which bears interest at the rate of 6.50% per annum, calculated monthly for one year. The mortgage has a maturity date of July 1, 2022 and is secured by the mortgage property and building improvements. The Fourth Mortgage payable was recorded at amortized cost (principal value less $42,778 transaction costs). The carrying value of the Fourth Mortgage at December 30, 2021 was $3,501,554.

The Company maintains minimum interest-only payments of $18,958 per month. As at December 31, 2021 the total non-discounted remaining scheduled payments related to the mortgage including interest payments totaled $3,613,750. Total interest expense during the year ended December 31, 2021 was $133,878 (2020 and the eight months ended December 31, 2019 - $nil).

NOTE 16 - CONVERTIBLE DEBENTURES

On October 31, 2019, the Company closed a 2,353,333 convertible debenture unit offering at a price of $1.35 per debenture unit for gross proceeds $3,177,000. Each debenture consisted of a 12% secured convertible debenture with a maturity of two years from the date of issuance. If the holder converted their debenture unit, they were entitled to one common share and one share purchase warrant exercisable at $2.25 per share two years from the date of the convertible debenture closing October 31, 2021 at the holder's discretion.

If the closing price of the Common Shares of the Company was higher than $3.00 for any 10 consecutive trading days, the expiry date of the Warrants may be accelerated to the 30th day after the date of a news release announcing such acceleration. The debentures were secured to the facility subordinate to the mortgage currently on the facility.

As the debentures were convertible into units, the liability and equity components were presented separately on the consolidated statement of financial position. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 16% totaling $2,878,539. Using the residual method, the carrying amount of the conversion feature is the difference between the principal amount and the initial carrying value of the financial liability. The equity component was recorded in debenture reserves on the consolidated statement of financial position totaling $298,461. The debentures, net of the equity components were accreted using the effective interest method over the term of the debentures, such that the carrying amount of the financial liability was equal to the principal balance at maturity.

During the year ended December 31, 2020, the Company settled principal plus accrued interest of $3,418,390 relating to the debentures through the issuance of 2,532,140 units. Accordingly, the Company reallocated $298,461 from debenture reserves to share capital.

During the year ended December 31, 2021, the Company recorded interest expense of $nil, (2020 - $169,552, the eight months ended December 31, 2019 - $63,713) and accretion expense of $nil (2020 - $58,405, the eight months ended December 31, 2019 - $13,259).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL

(a) Authorized

Unlimited number of voting common shares without par value.

(b) Issued share capital

As at December 31, 2021, 65,970,547 common shares were issued and outstanding.

(c) Share issuances

During the year ended December 31, 2021, the Company had the following share transactions:

(i) On August 10, 2021, the Company issued 2,513,720 common shares at $0.80 per share for a total consideration of $2,010,976 pursuant to the acquisition of PerceiveMD (note 5).

(ii) On September 15, 2021, the Company issued 20,000,000 common shares at $1.20 per share for total consideration of $24,000,000 pursuant to the acquisition Phyto BrandCo. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares (note 6).

(iii) On October 18, 2021, the Company completed a non-brokered private placement whereby the Company issued 122,727 units at a price of $1.10 per unit for gross proceeds of $135,000 (note 17(g)). Each unit is comprised of one common share and one transferrable common share purchase warrant with each warrant entitling the holder thereof to acquire one common share at a price of $1.75 per share for two years from the date of the closing. The $131,318 fair value of the 122,727 shares issued was determined based on the Company's share price of $1.07 on the grant date, and the residual value of $3,682 was allocated to warrants reserves. The warrants are subject to an acceleration provision whereby if the daily closing price of the common shares closes at or above $2.00 per share for 50 consecutive trading days, then the Company may accelerate the expiration date of the warrants to the date that is 30 trading days from the date that notice of such acceleration is given via news release. From and after the new accelerated expiration date, no warrants may be exercised, and all unexercised warrants would be void.

During the year ended December 31, 2020, the Company had the following share transactions:

(i) On January 17, 2020, the Company issued 189,934 units on conversion of $250,000 of principal and $6,411 of accrued interest on the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(ii) On January 27, 2020, the Company issued 266,760 units on conversion of $350,000 of principal and $10,126 of accrued interest on the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(iii) On July 10, 2020, the Company issued 200,589 units on conversion of $250,000 of principal and $20,795 of accrued interest on the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(iv) On July 13, 2020, the Company completed a non-brokered private placement whereby 3,882,667 units were issued at a price of $0.90 per unit for gross proceeds of $3,494,400. Each unit consists of one common share and one common share purchase warrant with each warrant exercisable into one common share at an exercise price of $1.50 until July 13, 2022.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

In conjunction with the financing, finders' fees of $21,600 in cash were paid and 24,067 compensation options (each a "Compensation Option") were granted. Each Compensation Option entitles the holder to purchase a unit on the same terms as the offering for a period of two years from the date of issuance.

Each underlying common share purchase warrant (a "Compensation Option Warrant") will be subject to the same terms as the warrants attached to the units sold in the financing. If the Compensation Option Warrants are accelerated prior to the exercise of the Compensation Option, each Compensation Option Warrant will expire 30 days after the date of exercise of the Compensation Option. The fair value of the Compensation Option was $38,500 ($1.59 per Compensation Option) and was recognized as a share issuance cost. The fair value of the Compensation Options was estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 0.28%, annualized volatility of 100%, expected dividend yield of nil%, and an expected life of 2 years.

Additionally, the Company settled services and outstanding indebtedness of $543,715 through the issuance of 647,385 common shares at a fair value price of $0.84 per common share. The common shares issued in connection with the services and debt settlement are subject to a hold period that expires four months and one day from the date of issuance.

(v) On July 16, 2020, the Company issued 759,605 units on conversion of $945,000 of principal and $80,467 of accrued interest of the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(vi) On July 28, 2020, the Company issued 953,564 units on conversion of $1,182,000 of principal and $105,311 of accrued interest of the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

(vii) On August 5, 2020, the Company issued 161,688 units on conversion of $200,000 of principal and $18,279 of accrued interest of the convertible debenture. Each unit consists of one common share of the Company and one share purchase warrant exercisable at $2.25 for two years from the date of conversion. No value was attributed to the warrant component of the units issued.

During the year ended December 31, 2019, the Company had the following share transactions:

(i) On December 20, 2019, the Company closed 1,964,152 unit offering at a price of $1.35 per unit for gross proceeds of $2,651,605, with each unit consisting of one (1) common share of the Company and one underlying share purchase warrant exercisable at $1.80 for three years from the date of closing December 20, 2022. The warrants were given a value of $nil using the residual value method.

(d) Escrow shares

The Company entered into an Escrow Agreement in connection with closing the RTO on December 20, 2019, in relation to certain of its common shares which were placed in escrow. Pursuant to the Escrow Agreement the escrowed common shares are subject to a timed-release schedule whereby a 10% portion of the escrow shares will be released beginning on listing date, and 15% every six months thereafter until January 6, 2023.

As at December 31, 2021, 4,635,001 common shares were held in escrow (2020 - 6,500,000, 2019 - 8,666,667).

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

(e) Stock options

The Company has an incentive stock option plan (the "Plan") which provides for the granting of options. Under the Plan the maximum number of stock options issued cannot exceed 10% of the Company's currently issued and outstanding common shares. Options granted under the Plan may have a maximum term of ten years. A participant, who is not a consultant conducting investor relations activities, who is granted an option that is exercisable at the market price at the date of grant, will have their options vest immediately, unless otherwise determined by the Board of Directors. Options granted at below market prices will vest one-sixth every three months.

A participant who is a consultant conducting investor relations activities who is granted an option under the Plan will become vested with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date. All options are to be settled by physical delivery of shares.

During the year ended December 31, 2021, the Company, the Company had the following grants:

(i) On August 4, 2021, the Company granted 33,333 stock options with exercise price of $1.35 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $19,456 ($0.584 per option) and was recognized as a share-based payment expense.

(ii) On October 25, 2021, the Company granted an aggregate of 900,000 stock options to certain directors and officers for the purchase of up to 900,000 common shares at a price of $1.06 per share. Each stock option is exercisable for a period of five years. The fair value of these options was $718,762 ($0.799 per option) and was recognized as a share-based payment expense.

(iii) On October 28, 2021, the Company granted an aggregate of 215,000 stock options to certain employees and a consultant for the purchase of up to 215,000 common shares at a price of $0.95 per share. Each stock option is exercisable for a period of five years. The fair value of these options was $152,305 ($0.708 per option) and was recognized as a share-based payment expense.

During the year ended December 31, 2020, the Company had the following grants:

(i) On January 30, 2020, the Company granted 2,523,333 stock options with exercise price of $1.35 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $2,537,300 ($1.02 per option) and was recognized as a share-based payments.

(ii) On June 1, 2020, the Company granted 66,667 stock options with exercise price of $1.35 to an employee. The options expire two years from the date of grant and vest immediately. The fair value of these options was $22,200 ($0.33 per option) and was recognized as share-based payments.

(iii) On August 5, 2020, the Company granted 1,616,667 stock options with exercise price of $2.34 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $2,813,800 ($1.74 per option) and was recognized as a share-based payments.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

The fair value of the stock options granted during the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019 was estimated using the Black-Scholes option pricing model using the following assumptions:

	2021	2020
Risk-free interest rate	0.71 - 1.42%	0.34 - 1.29%
Annualized volatility	100%	100%
Expected dividend yield	0.00%	0.00%
Expected life	5 years	2 - 5 years

A summary of the changes in the Company's stock options outstanding and exercisable is as follows:

	Stock options outstanding and exercisable	Weight average exercise price
	#	$
As at December 31, 2019	-	-
Granted	4,206,667	1.73
Cancelled	(40,000)	1.35
As at December 31, 2020	4,166,667	1.73
Granted	1,148,333	1.05
Cancelled	(1,599,999)	1.89
As at December 31, 2021	3,715,001	1.45

As at December 31, 2020	4,166,667	1.73
As at December 31, 2021	3,715,001	1.45

As at December 31, 2021, the Company had stock options outstanding and exercisable as follows:

Options outstanding and exercisable	Weighted average exercise price	Expiry date	Weighted average remaining life (years)
#	$
66,667	1.35	June 1, 2022	0.67
1,750,001	1.35	January 30, 2025	3.34
750,000	2.34	August 5, 2025	3.85
33,333	1.35	August 5, 2026	4.85
900,000	1.06	October 25, 2026	4.82
215,000	0.95	October 28, 2026	4.83
3,715,001	1.45		3.68

(f) Compensation options

As at December 31, 2021, the Company has 24,067 compensation options outstanding and exercisable. These options have an exercise price of $0.50 and expire on July 13, 2022.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

(g) Warrants

As an incentive to complete a private placement the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to private placement units. Finders' warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

The fair value of the warrants granted during the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019 was estimated using the Black-Scholes option pricing model using the following assumptions:

	2021	2020	2019
Risk-free interest rate	0.88%	N/A	N/A
Annualized volatility	100%	N/A	N/A
Expected dividend yield	0.00%	N/A	N/A
Expected life	2 years	N/A	N/A

A summary of the changes in the Company's warrants outstanding and exercisable is as follows:

	Warrants outstanding and exercisable	Weight average exercise price
	#	$
As at inception	-	-
Issued	2,470,552	2.19
As at December 31, 2019	2,470,552	2.19
Issued	6,414,807	1.80
Exercised	(42,967)	1.80
Expired	(506,400)	2.76
As at December 31, 2020	8,335,992	1.86
Issued	122,727	1.75
As at December 31, 2021 and 2020	8,458,719	1.86

As at December 31, 2021, the Company had warrants outstanding and exercisable as follows:

Warrants outstanding and exercisable	Weighted average exercise price	Expiry date	Weighted average remaining life (years)
#	$
189,934	2.25	January 17, 2022	0.05
266,760	2.25	January 27, 2022	0.07
200,589	2.25	July 10, 2022	0.52
3,882,667	1.50	July 13, 2022	0.53
759,605	2.25	July 16, 2022	0.54
953,564	2.25	July 28, 2022	0.57
161,688	2.25	August 5, 2022	0.59
1,921,185	1.80	December 19, 2022	0.97
122,727	1.75	October 18, 2023	1.80
8,458,719	1.86		0.63

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 18 - RELATED PARTY TRANSACTIONS

Key management personnel are those having the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or Directors, or entities over which they have control or significant influence during the years ended December 31, 2021, or 2020.

During the year ended December 31, 2021, 933,333 options were granted (2020 - 1,933,333, the eight months ended December 31, 2019 - $nil) to Officers and Directors having a fair value on grant of $738,219 (2020 - $2,531,999, the eight months ended December 31, 2019 - $nil).

The following related parties transacted with the Company or Company controlled entities ended December 31, 2021, 2020 and the eight months ended December 31, 2019:

(i) Andrew Hale was a Director and the Company's President and CEO. He resigned on March 1, 2021.

(ii) Blaine Bailey was a Director and Chairman of the Company's Audit Committee. He resigned on March 26, 2021.

(iii) Stephen Brohman was the Company's CFO. He is a principal of Donaldson Brohman Martin CPA Inc. ("DBM CPA") a firm in which he has significant influence. DBM CPA provided the Company with CFO, accounting and tax services. Stephen Brohman resigned on July 14, 2021.

(iv) George Routhier is a Company Director. He is the owner of Pipedreemz Inc. ("Pipedreemz"), which provides advisory services to the Company.

(v) Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.

(vi) Donald Dinsmore was a Director and the Company's COO. He was appointed on April 29, 2021 and left the Company on February 22, 2022.

(vii) Oliver Foeste is the Company's CFO. He was appointed on July 14, 2021 and is the Managing Partner of Invictus Accounting Group LLP which provides the Company with CFO, accounting and tax services.

(viii) Paul Morgan is the Company's Director. He was appointed on July 14, 2021.

The aggregate value of transactions with key management personnel and Directors and entities over which they have control or significant influence during the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019 were as follows:

	2021	2020	2019
	$	$	$
Andrew Hale	134,666	180,091	120,115
DBM CPA	61,091	150,900	107,298
Donald Dinsmore	172,535	-	-
Invictus Accounting Group LLP	74,518	-	-
MDC Forbes	40,000	-	-
Pipedreemz	-	2,500	17,500
	482,810	333,491	244,913

In addition to the above, the Company's acquisition of PerceiveMD constitutes a related party transaction as Michael Forbes, was also a Director and controlling shareholder of PerceiveMD prior to the transaction (note 5).

As at December 31, 2021 and 2020, the Company had an outstanding accounts payable balance with related parties as follows:

	2021	2020
	$	$
DBM CPA	-	12,915
Donald Dinsmore	50,000	-
Invictus Accounting Group LLP	8,933	-
MDC Forbes	10,500	-
Michael Forbes	1,188	-
	70,621	12,915

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 18 - RELATED PARTY TRANSACTIONS (continued)

All related party balances are unsecured and are due within thirty days without interest and incurred in the normal course of business.

The transactions with the key management personnel and Directors are included in operating expenses as follows:

(a) Consulting fees

Includes advisory services of George Routhier, charged to the Company via Pipedreemz, and CEO services by Michael Forbes, charged to the Company via MDC Forbes.

(b) Professional fees

Includes accounting and tax services of the Company's former CFO, Stephen Brohman, charged to the Company via DBM CPA and accounting services of the Company's new CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP.

(c) Wages and salaries

Includes services by Andrew Hale as the prior CEO, and Donald Dinsmore as prior COO.

NOTE 19 - INCOME TAXES

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to net income before income taxes. The statutory rate in Canada was 27% for the year ended December 31, 2021 (2020 - 27%, the eight months ended December 31, 2019 - 27%).

	2021	2020
	$	$
Loss for the period	(2,764,939)	(7,615,864)
Combined federal and provincial statutory income tax rates	27%	27%

Expected income tax (recovery)	(747,000)	(2,056,000)
Change in statutory rates and other	(37,000)	(61,000)
Permanent differences	244,000	1,439,000
Adjustment to prior years provision versus statutory tax returns	34,000	(18,000)
Change in unrecognized deductible temporary differences	491,000	696,000
Total income tax recovery	(15,000)	-

Current income tax expense	16,000	-
Deferred tax (recovery)	(31,000)	-

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 19 - INCOME TAXES (continued)

Deductible temporary differences

The components of the Company's unrecognized deferred tax assets and liabilities are as follows as at December 31, 2021 and 2020:

	2021	2020
	$	$
Deferred tax assets (liabilities)
Property equipment and other	487,000	185,000
Intangible assets	(956,000)	-
Non-capital losses available for future period	1,222,000	1,037,000
	753,000	1,222,000
Less: unrecognized deferred tax assets	(1,713,000)	(1,222,000)

Deferred tax liability	(960,000)	-

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	December 31, 2021	Expiry Date Range	December 31, 2020	Expiry Date Range
	$		$
Temporary differences
Property equipment and other	1,820,000	No expiry date	683,000	No expiry date
Non-Capital losses	4,529,000	2038 to 2041	3,840,000	2038 to 2040

The Company has non-capital losses, for which deductions against future taxable income are uncertain, of approximately $4,529,000 (2020 - $3,840,000) which, if not utilized, will expire from 2038 through 2041. Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 20 - SUPPLEMENTAL CASH FLOW INFORMATION

	2021	2020	2019
	$	$	$
Non-cash financing activities
Conversion of convertible debentures - debenture reserves	-	298,461	-
Convertible debentures - settlement	-	(3,418,390)	-
Convertible debentures - reserves	-	(70,814)	298,461
Share issuance costs - Compensation Options	-	(38,500)	-

Non-cash investing activities
Equipment purchases included in accounts payable and accrued liabilities	197,726	274,692	385,894
Shares issued for debt settlement	-	411,924	-

During the years ended December 31, 2021, 2020, and the eight months ended December 31, 2019 no amounts were paid for income tax expense.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 21 - FINANCIAL RISK MANAGEMENT

(a) Capital management

The Company defines capital as the components of shareholders' equity. The Company's objectives when managing capital are to support further advancement of the Company's business objectives, as well as to ensure that the Company is able to meet its financial obligations as they come due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2021. The Company is not subject to externally imposed capital requirements.

(b) Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable and accrued liabilities, mortgage payable, lease liability and loan payable.

As at December 31, 2021, the carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the consolidated statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c) Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company's credit risk is predominantly related to cash balances held in financial institutions and accounts receivable. The maximum exposure to credit risk is equal to the carrying value of such financial assets. At December 31, 2021, the Company expects to recover the full amount of such assets having already incurred a bad debt expense in relation to accounts receivable during the year.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 21 - FINANCIAL RISK MANAGEMENT (continued)

Cash is only deposited with or held by major financial institutions where the Company conducts its business.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

As at December 31, 2021, the Company had a cash balance of $744,541 and current liabilities of $5,341,267 (December 31, 2020 - $1,145,461 and $3,590,794 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable, and lease liability carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

Foreign currency risk

Foreign currency risk derives from fluctuations in exchange rates between currencies when transacting business in multiple currencies. The Company's business is substantially all conducted in Canadian dollars so it is not subject to any significant foreign currency risk.

Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the year ended December 30, 2021, two customers represented approximately 99% of the Company's revenue (2020 - three customers' representing 79%,16% and 5% of revenue).

NOTE 22 - COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments as at December 31, 2021, are as follows:

	Total	Within 1 year	2 - 5 years
	$	$	$
Maturity analysis of financial liabilities
Accounts payable and accrued liabilities	1,829,025	1,829,025	-
Mortgage payable	3,500,000	3,500,000	-
Lease liability	36,912	13,423	23,489
Government loan	60,000	-	60,000
	5,425,937	5,342,448	83,489

NOTE 23 - SEGMENTED INFORMATION

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance. The Company has a single reportable segment: the provision of goods and services to the cannabis industry in Canada. All the Company's revenues are generated in Canada, and its non-current assets are located in Canada.

ADASTRA HOLDINGS LTD. (formerly Phyto Extractions Inc.)
Notes to the Consolidated Financial Statements
December 31, 2021, 2020 and the eight months ended December 31, 2019
(Expressed in Canadian dollars, except number of shares)

NOTE 24 - SUBSEQUENT EVENTS

(i) On January 6, 2022, 1,300,000 shares were released from escrow.

