Form 20-F
period 2022-12-31
Adastra Holdings Ltd.
filed 2023-05-17
CIK 1891512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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
55,970,547 common shares.

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
  our expectation that we will maintain our Controlled Substances Dealer's License which allows the Company to procure controlled substances, research and manufacture controlled substances and business-to-business sale of controlled substances, including by export;
  our expectation that we will maintain our medical sales license which allows the Company to sell cannabis extracts to medical cannabis patients and licensed health practitioners and to develop products classed as cannabis extracts such as tinctures, oils, capsules, soft gels and sprays;
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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A. Selected Financial Data

The selected historical information presented in the table below for the years ended December 31, 2022, and 2021 are derived from the audited consolidated financial statements of Adastra for such periods and have been prepared in accordance with IFRS as issued by the IASB. The selected financial information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto of Adastra filed herewith, and with the information appearing under each of Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects" of this Form 20-F. All financial data presented in this Form 20-F are qualified in their entirety by reference to the audited consolidated financial statements and the notes thereto filed with this Form 20-F.

	FYE 2022 (IFRS)	FYE 2021 (IFRS)
	$	$
Gross Revenue	18,131,826	5,628,616
Excise Taxes	(4,836,748)	-
Cost of Sales	(7,183,029)	(3,684,925)
Gross Profit	6,112,049	1,943,691
Operating expenses	(6,912,045)	(4,335,429)
Net loss and comprehensive loss	(4,281,639)	(2,749,939)
Total assets	31,803,945	28,755,450
Current liabilities	12,660,207	5,341,267

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

Risks Related to Our Business

Regulatory risks

The industry in which we operate requires compliance with federal, provincial, and local laws and regulations, which could include, among others, laws and regulations relating to cannabis, controlled substances, personally identifiable information, wage and hour restrictions, health and safety matters, consumer protection and environmental matters. Our business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and regulatory bodies and obtaining all regulatory approvals, where necessary, for the delivery of its services and the services delivered by those regulated professionals within its network. We cannot predict the time required to secure all appropriate regulatory approvals for such services. Compliance with such laws and regulations may be costly and a failure to comply with such laws and regulations could result in fines, penalties, litigation and other liability that could materially adversely affect us.

Furthermore, although our operations are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail our ability to conduct its business, including the development of new or existing markets and products. We have little or no control over potential changes to laws or regulations that may affect its business. Changes in applicable laws and regulations are unpredictable and could have a material adverse effect on our business, results of operations and financial condition.

Additionally, governmental regulations affect taxes and levies, healthcare costs, energy usage and labor issues, all of which may have a direct or indirect effect on our business, clients or suppliers. Changes in these laws or regulations, or the introduction of new laws or regulations, could increase the costs of us doing business, or our customers or suppliers, or restrict our actions, causing us to be materially adversely affected.

Laws, regulations and guidelines relating to controlled substances

We are not currently undertaking any activities involving controlled substances, nor do we intend to undertake any activities regarding controlled substances at this time. However, as a holder of a Controlled Substance Dealer's Licence issued by Health Canada, we are subject to regulatory and statutory obligations relating to controlled substances. The Controlled Drugs and Substances Act is Canada's federal drug control statute. Controlled substances are categorized into eight Schedules based upon their perceived danger. Schedule 1 substances are deemed to have the highest potential for abuse and carry the most severe penalties for violations - the severity of the penalties decreases for subsequent scheduled substances. The CDSA generally prohibits all uses of controlled substances unless an exemption is granted under Section 56 of the CDSA or the regulations allow otherwise, including through a clinical trial. The Canadian Minister of Health can grant exemptions under Section 56 of the CDSA to use controlled substances if it is deemed to be necessary for a medical or scientific purpose or is otherwise in the public interest.

Despite the general prohibition on controlled substances, the Food and Drug Regulations and Narcotics Control Regulations allows authorized persons to obtain a dealer's licence to possess, produce, sell, import/export, and transport certain controlled substances. These regulations contain strict requirements as to the handling of controlled substances, including where the controlled substance is stored and processed, who has access to the controlled substance, who may purchase or receive the controlled substance, and the types of activities that may be performed using the controlled substance. These regulations provide a framework for expanding and monitoring the legal use of controlled substances in Canada as well as, importantly, issuing licences to dealers such as our Dealer's Licence. However, amendments to current laws and regulations governing the importation, distribution, transportation and/or production of controlled substances, or more stringent implementation thereof could have a substantial adverse impact on us. Local, provincial, and federal laws and enforcement policies concerning controlled substances are changing rapidly and will continue to do so for the foreseeable future.

Should we choose to engage in permitted activities as authorized by our Dealer's Licence at a later date, our operations will be required to be conducted in strict compliance with the laws and regulations regarding its activities with controlled substances. We do not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which we operate and do not intend to have any such involvement at this time. However, a violation of any applicable laws and regulations, such as the CDSA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by the government entities in the jurisdictions in which we operate, private citizens or criminal charges. Any such violations could have a material adverse effect on our business, results of operations and financial condition.

Reliance on licences

Our ability to produce and sell cannabis products in Canada is dependent on maintaining our licences with Health Canada. All of our licences are, or will be, subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the licences, to maintain our licences, and to renew the licences after their expiry dates would have a material adverse impact on our business, financial condition and operating results.

If we opt to pursue commercialization strategies involving the permitted activities pursuant to our Dealer's Licence, our ability to engage in such permitted activities will depend on maintaining the Dealer's Licence with Health Canada. Failure to comply with the requirements of the licence, to maintain our licence, and to renew the licence after its expiry date may have a material adverse impact on our business, financial condition and operating results.

Should Health Canada not extend or renew existing licences, renew existing licences on different terms, or refuse applications for new licences, our business, financial condition and operating results would be materially adversely affected.

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

The cannabis industry is a new industry which is highly regulated, highly competitive and evolving rapidly and certain controlled substances are illegal substances other than when used for scientific or medical purposes. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

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

Ongoing costs and obligations

Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset higher operating expenses. We may incur significant losses in the future for a number of reasons and unforeseen expenses, difficulties, complications and delays, and other unknown events.

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

We rely on key personnel.

If we are unable to attract and retain key personnel, it may not be able to compete effectively in the market. Our success has depended and continues to depend upon its ability to attract and retain key management, including our CEO, CFO and technical experts. We will attempt to enhance our management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. Our inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on our business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect our financial condition, results of operations of the business, and could limit our ability to develop and market our products. The loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

We may become subject to litigation.

We may become subject to litigation, including for possible product liability claims, which may have a material adverse effect on our reputation, business, results from operations and financial condition. We may be named as a defendant in a lawsuit or regulatory action. We may also incur uninsured losses for liabilities, which arise in the ordinary course of business, or which are unforeseen, including, but not limited to, employment liability and business loss claims. Any such losses could have a material adverse effect on our business, results of operations, sales, cash flow or financial condition.

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

As a processor and distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action, and litigation if its products are alleged to have caused significant loss or injury. Previously unknown adverse reactions resulting from human consumption of cannabis or other products alone or in combination with other medications or substances could occur. As a processor and distributor and of such products or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use of such products, we may be subject to various product liability claims, including, among others, that the product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with clients and consumers generally, and could have a material adverse effect on our business, results of operations, financial condition or prospects. There can be no assurances that we will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products or otherwise have a material adverse effect on our business, results of operations, financial condition or prospects.

Reputational risk and negative public opinion

Damage to our reputation can result from the actual or perceived occurrence of any number of events, including any negative publicity, whether true or not. As a distributor of cannabis, which was previously a controlled substance in Canada, and as a holder of a Dealer's Licence permitting certain activities relating to substances currently classified as controlled substances, there is a risk that our business may attract negative publicity due to association of such products or substances with violence and criminal activities. There is also a risk that the actions of other licence holders, permitted retailers or other companies and service providers in the cannabis industry or entities authorized to deal with controlled substances, including those in the cannabis industry with whom we have or will enter into agreements with, may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in regard to our activities and the industry in general, whether true or not. We do not ultimately have direct control over how we, the cannabis industry, or the controlled substance licensing regime is perceived by others. Reputational issues may result in decreased investor confidence, increased challenges in developing and maintaining community relations and present an impediment to our overall ability to advance our business strategy and realize on growth prospects, which could have a material adverse effect on our business, financial condition or results of operations.

Industry volatility

The cannabis industry and businesses ancillary to and directly involved with cannabis businesses are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on retail prices for its products and services, which could negatively impact profitability.

Although we currently has no intention of pursuing any activities under our Dealer's License, should we choose to engage in permitted activities as authorized by the Dealer's Licence in the future, we may face challenges related to the relatively new and rapidly evolving commercial environment relating to controlled substances, including managing a complex and highly regulated supply chain, developing and scaling operations, attracting and retaining talent necessary to perform the permitted activities under the conditions imposed by the Dealer's Licence and other regulatory restrictions, and the public perception of controlled substances. Since the industry for controlled substances is still in a very early stage in Canada, there are significant risks that any expenditures in developing a business that relies in part on commercialization of our Dealer's Licence will not result in profitable operations.

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

Proprietary and intellectual property rights

Our ability to compete may depend on the superiority, uniqueness and value of any intellectual property and technology that we may develop. To the extent we are able to do so, to protect any of our proprietary rights, we intend to rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite these efforts, any of the following occurrences may reduce the value of any of the Company's intellectual property:

  Patents in the cannabis industry involve complex legal and scientific questions, and patent protection may not be available for some or any products; our applications for trademarks and copyrights relating to our business may not be granted, and, if granted, may be challenged or invalidated;
  Issued patents, trademarks and registered copyrights may not provide us with competitive advantages; our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of any of our products or intellectual property;
  Our efforts may not prevent the development and design by others of products or marketing strategies similar to or competitive with or superior to those we develop;
  Another party may assert a blocking patent and we would need to either obtain a licence or design around the patent in order to continue to offer the contested feature or service in our products; or
  The expiration of patent or other intellectual property protections for any assets owned by us could result in significant competition, potentially at any time and without notice, resulting in a significant reduction in sales. The effect of the loss of these protections on us and our financial results will depend, among other things, upon the nature of the market and the position of our products in the market from time to time, the growth of the market, the complexities and economics of manufacturing a competitive product, and regulatory approval requirements, but the impact could be material and adverse.

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

The report of our independent registered public accounting firm for the year ended December 31, 2022 includes a "going concern" explanatory paragraph.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2022 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. The inclusion of a going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

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

The volume of trading in our common shares has been low and the share price has fluctuated significantly. This volatility could depress the market price of our common shares for reasons unrelated to operating performance. The market price of our common shares could decline due to the impact of any of the following factors upon the market price of our common shares:

● sales or potential sales of substantial amounts of our common shares;

● announcements about us or about our competitors;

● litigation and other developments relating to our company or those of our suppliers or our competitors;

● conditions in the automobile industry;

● governmental regulation and legislation;

● variations in our anticipated or actual operating results;

● change in securities analysts' estimates of our performance, or our failure to meet analysts' expectations;

● change in general economic conditions or trends;

● changes in capital market conditions or in the level of interest rates; and

● investor perception of our industry or our prospects.

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

Generally, for any taxable year in which 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our common shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the taxable year ending December 31, 2022 or for future taxable years.

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

Item 4. Information on the Company

A. History and Development of the Company

We are a corporation incorporated under the Business Corporations Act (British Columbia) in British Columbia, Canada under the name "Adastra Holdings Ltd." with an authorized share structure of unlimited number of common shares without par value. Our principal place of business is located at 5451 - 275 Street, Langley, British Columbia V4W 3X8, Canada and our telephone number is (778) 715-5011. Our registered and records office is located at 900 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, Canada.

We are an extraction and processing solutions company. Our mission is to develop and deploy large-scale cannabis and hemp extraction technologies and provide turn-key processing solutions to help licensed standard and micro-cultivators maximize the value of every harvest. We operate a research-based multidisciplinary centre with physicians and healthcare professionals providing medical cannabis therapies.

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

During April 2021, the Company completed the installation of its hydrocarbon extraction line, allowing it to produce Shatter products for the Canadian market. This high-performance hydrocarbon extractor allows the Company to process over 400 kg per day of dried cannabis into a variety of shatter cannabis products.

On February 9, 2023, the Company announced that it had terminated a legacy supply agreement for the Company's Phyto Extractions Brand. The household brand for legacy cannabis concentrates was 100% acquired as part pf the acquisition of Phyto Brandco. A legacy licence agreement remained in place following the acquisition, whereby Phyto utilized a third party's licensing status with Health Canada to exclusively package and sell its popular Phyto branded cannabis consumer packaged products on its behalf, in consideration for payment of royalties back to Phyto (the "Phyto Licence Agreement"). On August 30, 2022, Adastra announced it had entered into an agreement with the third party, whereby Adastra had the right and option to terminate the Phyto Licence Agreement subject to certain conditions which have now been met.

Licences of the Company

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

On October 19, 2019, Chemia received a licence from Health Canada (the "Analytical Testing Licence") to conduct analytical testing on cannabis at its Facility.

On March 13, 2020, the Company, through its wholly owned subsidiary, Adastra Labs Inc. ("ALI"), received a Standard Processing licence (the "Processing Licence") for the Facility.

On April 16, 2021, the Company received an amendment to its Analytical Testing Licence allowing for organoleptic testing of its products.

In August 2021, the Company submitted a further sales licence amendment for dried flower and a controlled substance dealer's licence for cannabis products. On December 16, 2021, the Company received its Flower Sales Licence from Health Canada ("Flower Licence"), that permits the Company to sell dried cannabis flower products provincially and territorially in Canada.

On August 12, 2022, the Company received its medical sales licence (the "Medical Sales Licence") that permits the Company to sell cannabis extracts to medical cannabis patients and licenced health practitioners and to develop products classed as cannabis extracts such as tinctures, oils, capsules, soft gels and sprays.

On August 24, 2022, the Company received its Controlled Substances Dealer's Licence (the "Dealer's Licence") which allows the Company to procure and process controlled substances, including synthesis, propagation, cultivation, and harvesting of mushrooms for controlled substance extraction, research and manufacture controlled substances and business-to-business sale of controlled substances, including by export. The Dealer's License does not permit the Company to sell controlled substances to the public. For such substances, the Company is only permitted to sell to other licensed dealers who have such substances listed on their license including pharmacists, practitioners, hospitals, or the holder of a Section 56(1) exemption for research purposes under the Controlled Drugs and Substances Act (CDSA).

On February 22 and March 3, 2023, the Company announced that its wholly-owned subsidiary, ALI, received approval from Health Canada on February 17, 2023, for its amendment of the Dealer's License to include the following regulated activities: possession, production, assembling, sale/provision and sending, transportation and delivery of certain controlled substances. ALI may only produce certain specified amounts depending upon the compound in particular, ranging from 250 grams to 1,000 grams, in 2023. The Dealer's Licence does not permit ALI to sell such controlled substances to the general public. Under the Dealer's Licence, ALI is only permitted to sell to other licenced dealers who have such substances listed on their licence including pharmacists, practitioners, hospitals or the holder of a section 56(1) exemption for research purposes under the CDSA.

The Company is not currently undertaking any activities with controlled substances under the Dealer's Licence, including selling to other licenced dealers, business-to-business sale, or export, and does not intend to undertake any activities relating to controlled substances for the foreseeable future. As such, the Company has no plan to use or rely upon the Dealer's Licence as at the date of this Form 20-F annual report. At this time, and for the foreseeable future, the Company solely intends to pursue its cannabis extracts business.

Below is a chart containing all of the Company's current licences, the activities permitted under each licence, any restrictions on the use of each licence, and expiry dates:

Licence	Permitted Activities	Restrictions	Expiry Date
Standard Processing (Health Canada Licence No. LIC-SRIM66H586-2023)	To possess cannabis To produce cannabis, other than obtain it by cultivating, propagating or harvesting it To sell cannabis in accordance with subsection 17(5) of the Cannabis Regulations
  The licence holder must meet the requirements set out in the Health Canada document entitled "Mandatory cannabis testing for pesticide active ingredients - Requirements"
  The only cannabis products that the licence holder may sell or distribute to a holder of (i) a licence for sale, and (ii) a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis, are as follows: cannabis plants, cannabis plant seeds, dried cannabis, fresh cannabis, cannabis topicals, cannabis extracts, and edible cannabis.
  The only cannabis products that the licence holder may send or deliver to the purchaser at the request of (i) a holder of a licence for sale, and (ii) a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis, are as follows: cannabis plants; cannabis plant seeds; dried cannabis; fresh cannabis; cannabis topicals; cannabis extracts; and edible cannabis.
February 16, 2028
Sale for Medical Purposes (Health Canada Licence No. LIC-SRIM66H586-2023)	To possess cannabis To sell cannabis products in accordance with section 27 and Part 14, Division 1 of the Cannabis Regulations	N/A	February 16, 2028

Licence	Permitted Activities	Restrictions	Expiry Date
Analytical Testing (Health Canada Licence No. LIC-WOUX7802CE-2022) [issued to Chemia Analytics Inc.]	To possess cannabis for the purpose of testing To obtain cannabis by altering its chemical or physical properties by any means for the purpose of testing
  Any pesticide testing activities conducted under the scope of Health Canada's "Mandatory cannabis testing for pesticide active ingredients-Requirements" must meet the requirements set out in that document
August 24, 2027
Research (Health Canada Licence No. LIC-ZIDPSA6BYY-2021-2)	To possess cannabis for the purpose of research To produce cannabis for the purpose of research
  This licence is restricted, in addition to all other applicable conditions, in that all research conducted under this licence is based on the Research Protocol "Organoleptic - Sensory - Taste Testing of Cannabis Products" provided to Health Canada on January 26, 2021
  The maximum quantity of cannabis to be stored for the purpose of research at the address indicated on this licence is: 11 kg of dried cannabis (or equivalent) at any given time
  The researcher may only possess and produce cannabis if such possession and production is to use in accordance with the research protocol submitted
  With respect to research involving the administration or distribution of cannabis to human research subjects for assessments of taste, sight, smell or touch of cannabis, in addition to any other conditions listed in this licence, the researcher must meet the requirements set out in the document entitled Appendix: Additional conditions for licenced researchers administering or distributing cannabis to human research subjects using cannabis obtained from a holder of a licence for processing in the final form of cannabis
  All record keeping requirements pertaining to this research licence must be met in accordance with Part 11 of the Cannabis Regulations
  At the end of the research, all cannabis must be destroyed in accordance with s.43 of the Cannabis Regulations unless distributed in a manner authorized by the Cannabis Regulations
April 16, 2026

Licence	Permitted Activities	Restrictions	Expiry Date
Dealer's Licence (Health Canada Licence No. 6-1360)
  Possession, production, assembling, sale/provision, sending, transportation and delivery of controlled substances, including their salts as listed in the Regulations and specified by this licence
  List of controlled substances, including their salts, that are specified in the licence in certain compounds up to 1000g), and certain other compounds (up to 250g).

  Under the Dealer's Licence, holder is only permitted to sell to other licenced dealers who have such substances listed on their licence including pharmacists, practitioners, hospitals or the holder of a section 56(1) exemption for research purposes under the CDSA
  The controlled substance may only be sold or provided to the holder of a dealer's licence for controlled substances or the holder of an authorization issued under subsection J.01.059(4) of Part J of the Food and Drug Regulations
  Any sale or provision of the controlled substance or controlled substance-containing fungi, other than to another licenced dealer, must be approved in writing by Health Canada prior to the sale or provision taking place
  Sale or provision to the holder of a Controlled Drugs and Substances Act subsection 56(1) exemption is strictly prohibited
  The sale or provision of the controlled substance to a licenced dealer or authorization holder may only be for clinical testing in the institution by qualified investigators for the purpose of determining the hazards and efficacy of the drug; or laboratory research in the institution by qualified investigators; or destruction
  Room 121 is a restricted room at the Facility
  Access to room 121 is restricted to the following individuals: designated personnel for this licence, as per the most recent list of approved personnel issued by Health Canada; or employees conducting activities under this licence and under the supervision of designated personnel for this licence
  This licence does not authorize the cultivation of fungi or plants containing controlled substance(s)
July 31, 2023

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

B. Business Overview

We are an integrated Canadian cannabis company focused on extraction and associated analytical testing. We, through one of our wholly owned subsidiaries, have a license to produce cannabis extracts under the Cannabis Act. In addition, we, through one of our wholly owned subsidiaries, have been granted a license by Health Canada to conduct analytical testing for the cannabis industry. We have been granted certain other licenses by Health Canada as described under Licenses of the Company in the section entitled History of the Development of Our Business.

Our Facility is a purpose-built facility with a view to be in compliance with European Union ("EU") Good Manufacturing Practices ("GMP") standards, which will allow us, subject to obtaining any necessary permits to export the products from the Facility to international destinations where cannabis is nationally legal for medical or adult usage purposes. We intend to export only to authorized recipients / countries - initially the EU for medical cannabis extracts once GMP accredited. There will be no US exports unless there is a change in US federal law. The Facility was completed in the quarter ended March 31, 2020 and became operational in April 2020.

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

The federal government regulates cannabis through the Cannabis Act, and governs the rules and regulations regarding:

● Minimum legal age requirement for recreational cannabis customers.

● Types of cannabis products available for sale. The sale of certain amounts of dried cannabis, fresh cannabis, cannabis oils, cannabis plants and cannabis plant seeds are legal as of October 17, 2018. Edibles containing cannabis and cannabis concentrates became legally available for sale October 17, 2019.

● Packaging and labelling requirements for products.

● Restrictions on promotional activities, displays and dispensing.

● Legalization of possession in public of 30 grams or less of dried cannabis, or the equivalent amount of other legal types of cannabis products, for someone 18 years of age or older, while maintaining a criminal offence for possession of more than that amount.

● Legalization of growing up to four cannabis plants in a private residence, while maintaining offences for having more than that or having them in a public place.

● Creating a licensing regime and requirements for the commercial production of cannabis and its wholesale sale to provincial and territorial distributors.

● Authorizing the provinces and territories to each legislate to create a new regulatory regime in their respective jurisdictions for the distribution and sale of recreational cannabis to persons 18 years of age or older.

● Maintaining offences for production, distribution or selling of cannabis outside of the newly regulated cannabis industry (with some exceptions).

● Continuing the separate legal regime for growing and selling medicinal cannabis to medical patients.

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

Each provincial or territorial government is responsible for its own regime for the distribution and sale of recreational cannabis in its jurisdiction. For example, in Saskatchewan, retail cannabis is sold by private retailers, in Quebec, by a government-operated public entity and, in British Columbia, by a combination of public and private retailers. Each province and territory also has the power to add, within its jurisdiction, more restrictive regulations from some of those in the federal legislation, including:

● Lowering the limit of cannabis permissible for personal recreational possession and consumption.

● Adding any rules and regulations to those for home grown recreational cannabis.

● Restricting the consumption of recreational cannabis in public spaces.

● Raising the minimum age for possession and consumption of cannabis.

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

Current Status of Cannabis License Applications

On May 5, 2023, Adastra submitted an application with the British Columbia Liquor and Cannabis Regulation Branch (LCRB) for a Cannabis Marketing License which allows marketers to promote the products of licensed federal cannabis producers to licensed cannabis retail stores and people over 19-years-old.

Our business depends on its licenses and the loss of any one of them could have a material adverse effect on our business, results of operations and financial condition.

Other Intellectual Property

Pursuant to the acquisition of 1204581BC the Company became the owner of intellectual property rights for the Phyto Extractions Brand. The Company benefits from the brand awareness of the Phyto Extractions Brand to market both the current and potential future cannabis products.

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

We completed the renovation of the Facility during the quarter ended March 31, 2020 at a cost of $3,900,000.

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

During the year ended December 31, 2022, we had the following breakdown of revenues:

- Cannabis manufacturing revenues comprised of cannabis product sales of $15,613,320 and White label manufacturing and tolling revenues of $1,180,955.

- Licensing revenues of $909,331

- Cannabis consultation fees of $273,253

- Referral revenues of $154,967

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

Extraction

To meet growing requirements, we intend to produce our cannabis extractions for both recreational and medical use:

● Indica and Sativa strains and combinations of both - for various medicinal purposes including anxiety, insomnia, pain, nausea and cancer treatment.

● Premium extracts are expected to have a higher market value but only when they provide a truly unique experience.

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

Our planned products, some of which are subject to legalization and/or obtaining necessary additional licenses (noted with "*"), are projected to include:

  Bulk Low THC Cannabis Oil for tinctures;
  Bulk CBD Oil without THC*;
  Consumer packaged Low THC Cannabis Oil*;
  Consumer packaged CBD Oil without THC*;
  Bulk High THC Cannabis Oil (distillate);
  Bulk Vaporizing pen formulations;
  Bulk water-soluble (nano-emulsion) cannabis oils and distillate;
  Bulk THC distillate Cannabis Gel Capsules (two-part);
  Consumer packaged THC Cannabis Oil Tinctures;
  Consumer packaged Vaporizing pens;
  Consumer packaged THC distillate Cannabis Gel Capsules;
  Bulk and consumer packaged hydrocarbon extracts;
  Bulk and consumer packaged Cannabis infused cosmetics and topics*; and
  Bulk and consumer dried flower*.

During the year ended December 31, 2022, we depended on the brand licensing agreement to CannMart Labs Inc. to bring our products to market in Canada. Per this agreement, CannMart Labs Inc. had an exclusive license to use the Company's brands in association with development, manufacture, production, promotion, marketing, packaging, distribution and sale of the following types of products:

  Cannabis vaporizing pen cartridges and batteries;
  Cannabis capsules;
  Cannabis tincture bottles and tincture jars;
  Cannabis syringes;
  Cannabis terpene extracts (terp sauce); and
  Cannabis concentrates in solid form such as shatter, wax, live resin, crystals (diamonds) produced with Butane Hash Oil (BHO) or Propane Hash Oil (PHO) processes.

Per this brand licensing agreement, CannMart Labs Inc. fulfilled sales orders of our products across Canada and paid the Company 50% of gross profits earned from these sales on a quarterly basis. In return, CannMart Labs Inc. assisted in the marketing of our products to increase sales. This agreement was terminated during the year ended December 31, 2022 and the Company recorded a loss on the termination of the licence agreement of $1,542,492.

In addition, we anticipate we will provide other Health Canada cannabis license holders in the industry (Standard Cultivators or other Standard Processors) the ability to process cannabis into cannabis oils, distillate or other extract related formulations as a B2B service for a fee.

Apart from the loss on termination of the license agreement noted above, no part of our business is reasonably expected to be affected in the current financial year by either the renegotiation or termination of any contract.

Cannabis and hemp biomass is widely available in the Canadian market, noting that there can be raw material price volatility, with prices also varying depending on strain as well as quantity and quality of product available. Overall, due to certain oversupply of non-craft cannabis and hemp biomass in the Canadian markets, the price of cannabis and hemp biomass has generally reduced over the last couple years.

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

Employees

We have 63 employees as of the date of this annual report.

Organizational Structure

We have one direct wholly owned subsidiary, Adastra, a British Columbia corporation. Adastra has six wholly owned direct and indirect subsidiaries incorporated in British Columbia, Canada: (1) Adastra Labs Inc., for the extraction and concentrates production facility; (2) Chemia Analytics Inc., for a cannabis testing and analysis laboratory; (3) 1178562 B.C. Ltd., the owner of the Facility; (4) Adastra Brands Inc., a holding company for future branding of cannabis products which has no activities to date; (5) PerceiveMD, a direct subsidiary of Adastra Labs Inc. and the owner of a multidisciplinary medical clinic focusing on treatments with cannabis and certain controlled substances; and (6) 1204581, a direct subsidiary of Adastra Labs Inc. and the owner of intellectual property rights for the Phyto Extractions brand.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2022 and 2021 and related notes, included in this Form 20-F annual report. Our audited consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the International Accounting Standards Board.

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

A. Operating Results

Overall Performance

The Company had revenue of $18,131,826 for the year ended December 31, 2022 compared to $5,628,616 for the year ended December 31, 2021. Excise taxes of $4,836,748 were incurred during the year ended December 31, 2022. This represents a 222% increase in revenues from the prior year.

The Company achieved a gross profit of $6,112,049 for the year ended December 31, 2022 compared to $1,943,691 in the prior year, achieving a growth of 214%. This was achieved by increasing the economies of scale of production as well as managing the costs of inputs of production. Inflation had a minimal impact on the costs of inputs for the Company as these were offset by the Company being able to purchase larger quantities as lower rates. In addition, the Company has continued its transition to increase the sales of higher margin products.

The Company had cash of $1,013,867 at December 31, 2022 compared to $744,541 as at December 31, 2021. The Company continues to closely monitor and manage cash.

Working capital deficit as at December 31, 2022 was $3,665,081 compared to $1,120,613 as at December 31, 2021. This includes the $3,500,000 mortgage in both years, which is expected to be renewed for a longer term and on more favourable conditions.

Operating expenses increased from $4,335,429 in the prior year to $6,912,045 during the year ended December 31, 2022. This represents and increase in operating expenses of 59% compared to revenue growth of 222% and gross profit growth of 214%.

The loss from operations decreased from $2,391,738 in the prior year to $799,996 during the year ended December 31, 2022. This represents a 67% decrease in loss from operations from the prior year.

For the year ended December 31, 2022, the Company had a net loss of $4,281,639 (2021 - $2,749,939) which included a one-time charge to goodwill for the impairment of PerceiveMD as the Company has not realized the expected synergies in business operations in the originally planned timeframe. The Company also had a one-time loss on the termination of the license agreement related to the Phyto BrandCo, which allows the Company to bring the brand fully in-house for production.

The Company has a single reportable segment: the provision of goods and services to the cannabis industry in Canada. All the Company's revenues are generated in Canada, and its non-current assets are located in Canada.

Operations and Facility

The Company's focus for the year ended December 31, 2022 included the expansion and increased efficiency of its operations at its centralized processing facility in Langley, BC. On March 13, 2021, the Company received an amendment to its Processing License authorizing the sale of cannabis extract, cannabis edibles, and cannabis topicals. On April 16, 2021, the Company received an amendment to its Analytical Testing License allowing for organoleptic testing of its products. In April 2021, the Company commissioned its hydrocarbon extraction line and in August 2021, it submitted a further sales licence amendment for dried flower and a controlled substance dealer's licence for cannabis products.

As of the date of this annual report, the Company is focused on generating revenue from four primary verticals: processing cannabis for sale to the recreational and medical markets; service fees for cannabis consultations; educational fees for clients' referral to licenced cannabis producers; and the licensing of cannabis trademarks.

As of April 23, 2020 the Company has completed the commissioning and commencement of operations at its 13,035 square foot Facility in Langley, British Columbia. It currently operates a primary supercritical CO2 extraction line for the production of crude cannabis/hemp extracts, wiped film short path distillation plant for the production of high potency cannabis distillate, a formulation, filling line and packaging line for the manufacture of tincture bottles and vaporizer products and shatter as consumer-packaged goods.

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

Wholesale Bulk Extracts Production

During the year ended December 31, 2022, the Company continued processing its own inventory of dried cannabis through supercritical CO2, cryo-ethanol and hydrocarbon extraction lines and distillation lines for the purpose of selling the resulting bulk cannabis concentrates to licensed clients or using it to fulfill contract manufacturing orders, primarily for vape cartridges. The Company has procured all of its bulk shipments of dried cannabis for its wholesale production lines from various licensed cultivators under the Cannabis Act during the year ended December 31, 2022.

SELECTED FINANCIAL INFORMATION

Results of Operations

Consolidated results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.

	FYE 2022 (IFRS)	FYE 2021 (IFRS)
	$	$
Gross Revenue	18,131,826	5,628,616
Excise Taxes	(4,836,748)	-
Cost of Sales	(7,183,029)	(3,684,925)
Gross Profit	6,112,049	1,943,691
Operating expenses	(6,912,045)	(4,335,429)
Net (loss) income and comprehensive (loss) income	(4,281,639)	(2,749,939)
Total assets	31,803,945	28,755,450
Current liabilities	12,660,207	5,341,267

Revenues increased to $18,131,826 during the year ended December 31, 2022, compared to $5,628,616 during the year ended December 31, 2021, due to new revenue from a range of provincial distributors which were not present in 2021. These sales augmented the existing revenue from the processing of cannabis biomass for third-party licensed producers, in-house distillate production, hydrocarbon extraction, licensing revenues from the acquisition of Phyto BrandCo, and MSP remittance and referral revenue from the acquisition of PerceiveMD.

Excise taxes of $4,836,748 were incurred during the year ended December 31, 2022. There were no excise taxes in the prior year due to the Company not selling to any distributors or retailers during the year ended December 31, 2021.

Cost of sales increased to $7,183,029 during the year ended December 31, 2022, compared to $3,684,925 during the year ended December 31, 2021, as a result of increased sales. Cost of sales consists of biomass, packaging, production labour, solvents and an allocation of production overheads such as facility costs and amortization of production equipment.

For the year ended December 31, 2022, the Company had operating expenses of $6,912,045 and loss and comprehensive loss of $4,281,639, compared to operating expenses of $4,335,429 and loss and comprehensive loss of $2,749,939 during the year ended December 31, 2021.

The increase in operating expenses and net loss and comprehensive loss were the result of the Company's expansion during the year. The most significant changes in operating expenses and other expenses were as follows:

  Advertising and promotion increased to $1,277,728 during 2022, compared to $455,090 during 2021, as the Company raised awareness of its operational successes and incurred significant travel by the sales team as it expanded its reach to more provincial distributors and launched both the Endgame and Phyto brands through both digital and face to face marketing.
  Data program expenses of $1,042,216 during 2022 compared to $288,804 during 2021. These costs are related to a Cannabylitics data sharing program subscribed to by Phyto BrandCo.
  Depreciation and amortization charged to operating expenses increased to $501,364 during 2022, compared to $272,616 during 2021 due to the additions of trademarks and patient relationships from the acquisitions of Phyto BrandCo and PerceiveMD during the year ended December 31, 2021.
  Office expenses increased to $685,266 during 2022, compared to $323,778 during 2021 due to additional costs in relation to computer, internet, utilities, meals and entertainment as well as equipment and vehicle rentals.
  Professional fees and consulting expenses increased to $910,564 in 2022, compared to $585,908 during 2021 due to increased legal, audit and accounting fees associated with the growing operations and regulatory compliance.
  Repairs and maintenance expenses were $219,169 in 2022 compared to $nil in 2021. These costs are related to refrigeration suppliers, mechanical services and other maintenance services.

  Share-based payments decreased to $138,713 during 2022, compared to $890,523 during 2021, as the Company granted 300,000 stock options to a certain director on August 22, 2022. In the prior year, the Company granted 1,148,333 stock options to certain employees, consultants, directors and officers.
  Wages and salaries increased to $1,834,082 during 2022, compared to $1,128,610 during 2021, due to increased hiring activity and production output and the additional staff taken on following the Phyto BrandCo acquisition.

B. Liquidity and Capital Resources

The Company's objectives when managing its liquidity and capital structure are to support further advancement of the Company's business objectives and existing service offerings, as well as to ensure that the Company is able to meet its financial obligations as they come due.

Cash and working capital

As at December 31, 2022, the Company had a working capital deficit of $3,665,081 (2021 - $1,120,613).

As at December 31, 2022, the Company had a current mortgage payable liability of $3,507,389 (2021 - $3,501,554). The fifth mortgage has a maturity date of November 1, 2023 and is secured by the mortgage property and building improvements. The mortgage bears interest at the greater of 9.75% or the prime rate plus 4.30% per annum, calculated monthly. The Company expects to renew the mortgage on more favourable terms. If the Company is able to secure a long-term mortgage, the working capital of the Company will significantly improve. Also, the Company is considering applying for a line of credit to assist with the Company's growth and ensure the Company has enough liquidity in the purchasing of inputs of production.

As at December 31, 2022, the Company has no working capital requirements.

Cash flow activity

Consolidated cashflows for the year ended December 31, 2022 compared to the year ended December 31, 2021.

	FYE 2022 (IFRS)	FYE 2021 (IFRS)
	$	$
Cash used in operating activities	1,319,111	(1,054,093)
Cash provided by (used in) financing activities	(22,548)	915,984
Cash provided used in investing activities	(1,027,237)	(262,811)

Net increase (decrease) in cash	269,326	(400,920)
Cash, beginning of the year	744,541	1,145,461
Cash, end of the year	1,013,867	744,541

Cash provided by operating activities of $1,319,111 during the year ended December 31, 2022 (2021 - used $1,054,093) was the result of operating losses as noted in Results of Operations which were more than offset by working capital movements such as the increase in accounts payable and accrued liabilities as the Company expands. During 2021, the cash used in operating activities was the result of cash spent on inventory as well as prepaid expenses and deposits, offset by cash generated from revenue activity.

Cash used in financing activities of $22,548 during the year ended December 31, 2022 (2021 - provided $915,984) was the result of interest paid on the mortgage payable and payments on the lease liability. This was offset by $300,000 received as proceeds from a short-term loan. During 2021, the cash provided by financing activities was the result of cash received from mortgage refinancing offset by interest payments on the mortgage payable.

Cash used in investing activities of $1,027,237 during the year ended December 31, 2022 (2021 - $262,811) was the result of cash payments for the purchase of property and equipment and long-term excise stamp deposits while the cash provided by investing activities in 2021 was the result of net cash received from the acquisitions of PerceiveMD and Phyto BrandCo offset by cash payments made for the purchase of property and equipment.

Capital resource management

The Company defines capital as the components of shareholders' equity. The Company's objectives when managing capital are to support further advancement of the Company's business objectives, as well as to ensure that the Company is able to meet its financial obligations as they come due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the years ended December 31, 2022. The Company is not subject to externally imposed capital requirements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2022, we had the following contractual obligations and commitments:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	8,545,048	8,545,048	-	-	-
Loan payable	314,555	314,555	-	-	-
Lease liability	78,309	23,205	55,104	-	-
Mortgage payable	3,822,505	3,822,505	-	-	-
Government loan	60,000	-	60,000	-	-
Total	12,820,417	12,705,313	115,104	-	-

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

E. Critical accounting estimates

The preparation of the consolidated financial statements requires management to make judgements, and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. Management continually evaluates these judgements, estimates and assumptions based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgements which may cause a material adjustment to the carrying amounts of assets and liabilities.

The areas which require management to make critical judgments include:

Going concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption was not appropriate for the consolidated financial statements, adjustments to the carrying value of assets and liabilities, the reported expenses and the consolidated statement of financial position would be necessary. Such adjustments would be material.

Impairment of property and equipment

Property and equipment are reviewed for indicators of impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

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

The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

COVID-19 estimation uncertainty

The coronavirus pandemic continues to have global impacts on workforces, economies, and financial markets. It is not possible for the Company to predict the duration or magnitude of any adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of this annual report, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory regularly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices, government regulations, and economic trends.

The weighted average costing method uses estimates in the allocation of direct and indirect inputs in the production of multiple product categories. These estimated allocations could be impacted by variations in manufacturing yields in production.

Useful lives and depreciation of property and equipment and intangible assets

The depreciation methods and useful lives reflect the pattern in which management expects the assets' future economic benefits to be consumed by the Company. Judgments are required in determining these expected useful lives.

Goodwill and intangible asset impairment

Management uses estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

  future cash flows;
  terminal growth rates; and
  discount rates.

Management regularly evaluates these estimates and assumptions. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgment is also applied in choosing methods of amortizing intangible assets that management believes most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets. A change in the estimate would result in a change in the amount of amortization and, as a result, a charge to net loss recorded in the period in which the change occurs, with a similar change in the carrying value of the asset in the statement of financial position.

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

Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's expenses and reserves.

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

Additional 2022 and Year-To-Date Highlights

On February 9, 2023, the Company announced that it had terminated a legacy supply agreement for the Company's Phyto Extractions Brand. The household brand for legacy cannabis concentrates was 100% acquired as part pf the acquisition of Phyto Brandco. A legacy licence agreement remained in place following the acquisition, whereby Phyto utilized a third party's licensing status with Health Canada to exclusively package and sell its popular Phyto branded cannabis consumer packaged products on its behalf, in consideration for payment of royalties back to Phyto (the "Phyto Licence Agreement"). On August 30, 2022, Adastra announced it had entered into an agreement with the third party, whereby Adastra had the right and option to terminate the Phyto Licence Agreement subject to certain conditions which have now been met.

On February 14, 2023, the Company announced that it had appointed Lachlan McLeod as the Chief Financial Officer.

On March 15, 2023, the Company announced that it has been served with a civil claim filed in the Supreme Court of British Columbia pursuant to the Class Proceedings Act, R.S.B.C. 1996, c. 50 alleging that the Company's press release of February 22, 2023 (the "Press Release") misstated certain material facts which misled the plaintiff in the claim. The suit also names the Company's subsidiary ALI and the Company's Chief Executive Officer, Mr. Michael Forbes. The Company denies the allegations in the claim and specifically that the Press Release was misleading, and the Company intends to vigorously defend against these allegations should the class action be certified. Currently, no specific amount of damages is claimed.

On March 16, 2023, the Company announced that it has engaged Hybrid Brand Management ("Hybrid") to expand its sales coverage and product sell-through in British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, with regular in-store activations and staff product education sessions. Hybrid serves approximately 2,800 cannabis retailers in Canada. In addition, the Company announced that during January and February 2023 it has shipped a record volume of 379,343 grams of cannabis products and achieved this result with over 1,300 orders.

The Company announced it has entered into an investor relations agreement with Apollo Shareholder Relations Ltd. ("Apollo") dated April 3, 2023 to provide investor relations services. The investor relations agreement provides for a monthly fee of $15,000 CAD for an initial three-month term, continuing on a monthly basis thereafter. Either party may terminate the agreement by providing 30 days' written notice. The investor relations services were to commence on or about April 10, 2023.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Michael Forbes Chief Executive Officer and Director Age: 42	As our Chief Executive Officer and Chairman of the board of directors, Mr. Forbes is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Forbes supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Forbes is a member of our audit committee.
Lachlan McLeod Chief Financial Officer Age: 36	As our Chief Financial Officer, Mr. McLeod is responsible for the management and supervision of all of the financial aspects of our business. Mr. McLeod assists in strategic planning, budgeting, financial reporting and risk management. In performing his duties, Mr. McLeod maintains relationships with our auditors, legal counsel, banks, and other financial stakeholders.
Paul Morgan Director Age: 41	As an independent director, Mr. Morgan supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Morgan is a member of our audit committee.
Smoke Wallin Director Age: 56	As an independent director, Mr. Wallin supervises our management and advises on business strategy, financing and cannabis regulation compliance. Mr. Wallin is a member of our audit committee.

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

Lachlan McLeod, Chief Financial Officer

Lachlan McLeod, CPA became our Chief Financial Officer effective January 1, 2023.

Lachlan McLeod has experience in public practice, having worked as an auditor for a Big 4 accounting firm for four years, and has served as a fractional CFO for multiple public companies. Lachlan has a record of helping businesses meet financial and regulatory reporting requirements. Lachlan is a Chartered Professional Accountant (CPA) with a Bachelor's degree in Science with an Economics major and a Business minor from the University of Victoria, and a Diploma of Accounting from the Sauder School of Business at the University of British Columbia.

Paul Morgan, Director

Paul Morgan became a director of our company effective July 14, 2021. Mr. Morgan is a corporate / commercial lawyer located in Victoria, British Columbia and has been actively practicing in British Columbia since 2013. Mr. Morgan's legal practice has included a particular focus on various segments of the cannabis industry including, but not limited to, retailers and licensed producers of cannabis since approximately 2016.

Smoke Wallin, Director

Smoke Wallin became a director of our company effective May 16, 2022. Mr. Wallin is the Managing Director of STS Capital Partners, the Executive Chair & Founder of Taliera, and the Executive Chair & Co-Founder of Vertical Wellness. Smoke is a highly accomplished CEO, entrepreneur, leader, board member and philanthropist with leadership across the consumer products, beverage, cannabis, hospitality, health & wellness, distribution, M&A, and technology industries. Smoke is Co-Founder & Director of DignityMoves.Org created to end unsheltered street homelessness in our communities by building Interim Supportive Housing with rapid, cost-effective, scalable solutions. Smoke earned an MBA at Vanderbilt and a Bachelor's degree in Science at Cornell.

Family Relationships

There are no family relationships between any of our directors and senior management.

B. Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the years ended December 31, 2022 and 2021, other than stock options and other compensation securities:

Table of Compensation Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer or commission	Bonus	Committee or meeting fees	Value of perquisites[1]	Value of all other compensation	Total compensation
		$	$	$	$	$	$
Andrew Hale[2] Former Chief Executive Officer, President and Director	2022 2021	- 134,666	- -	- -	- -	- -	- 134,666
Stephen Brohman[3] Former Chief Financial Officer, Corporate Secretary and Director	2022 2021	- 61,091[4]	- -	- -	- -	- -	- 61,091
Georges Routhier[5] Former Director	2022 2021	2,000[6] -	- -	- -	- -	- -	2,000 -
Michael Forbes[7] Chief Executive Officer, President and Director	2022 2021	120,000[8] 40,000[8]	- -	- -	- -	7,350[8] -	127,350 40,000
Donald Dinsmore[9] Former Chief Operating Officer	2022 2021	102,705 122,535	- 50,000	- -	- -	- -	102,705 172,535
Oliver Foeste[1][0] Former Chief Financial Officer	2022 2021	286,539[1][1] 74,518[11]	- -	- -	- -	- -	286,539 74,518
Paul Morgan[1][2] Director	2022 2021	- -	- -	- -	- -	- -	- -
Smoke Wallin[13] Director	2022 2021	- -	- -	- -	- -	- -	- -
Lachlan McLeod[14] Chief Financial Officer	2022 2021	- -	- -	- -	- -	- -	- -

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

2 Andrew Hale was appointed Chief Executive Officer, President and a director of our company on December 19, 2019. Mr. Hale resigned from all positions with our company on March 1, 2021.

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

5 George Routhier was appointed as a director of our company on December 19, 2019. Mr. Routhier resigned on June 23, 2022.

6 We were charged by Pipedreemz Inc., a company controlled by Mr. Routhier, for consulting services, in the amount of $2,000 in 2022.

7 Michael Forbes was appointed as Chief Executive Officer, President and a director of our company on April 29, 2021.

8 We were charged by MDC Forbes Inc., a company controlled by Mr. Forbes, for consulting services, in the amount of $120,000 in 2022 and $40,000 in 2021. In addition, we were charged rent of $7,350 in 2022.

9 Donald Dinsmore was appointed as Chief Operating Officer on April 29, 2021. Mr. Dinsmore resigned on March 24, 2022.

10 Oliver Foeste was appointed as former Chief Financial Officer of our company from April 29, 2021 up to January 1, 2023.

11 We were charged by Invictus Accounting Group LLP, a company controlled by Mr. Foeste, for consulting services, in the amount of $286,539 in 2022 and $74,518 in 2021.

12 Paul Morgan was appointed as a director of our company on July 14, 2021.

13 Smoke Wallin was appointed as a director of our company on May 16, 2022.

14 Lachlan McLeod was appointed as the Chief Financial Officer of our company on January 1, 2023. He is an employee of Fehr & Associates CPA.

Employment, Consulting and Management Agreements

Other than as set out herein, we do not have any employment, consulting or management agreements or arrangements with any of our directors or senior management.

Stephen Brohman, Former Chief Financial Officer and Director

Donaldson Brohman Martin, CPA Inc. ("DBM CPA"), provided accounting services to our company during the year ended December 31, 2021. Our former Chief Financial Officer and director, Stephen Brohman, is a principal of DBM CPA.

Andrew Hale, Former Chief Executive Officer and Director

Our former Chief Executive Officer and director, Andrew Hale received a fee of $180,000 per annum for providing services as Chief Executive Officer of our company. Mr. Hale resigned as our Chief Executive Officer and director effective March 1, 2021.

Michael Forbes, Chief Executive Officer and Director

Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO and Corporate Secretary services to the Company.

Oliver Foeste, Former Chief Financial Officer

Invictus Accounting Group LLP. ("Invictus"), provided accounting, financial reporting and CFO services to our company during the year ended December 31, 2022 and 2021. Oliver Foeste was appointed on July 13, 2021 and is the founder and Managing Partner of Invictus Accounting Group LLP.

Lachlan McLeod, Chief Financial Officer

Fehr & Associates CPA ("F&A"), provided accounting, financial reporting and CFO services to our company starting on January 1, 2023. Mr. McLeod was appointed as Chief Financial Officer on January 1, 2023 and is an employee of F&A.

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management upon termination of employment of our directors or members of our management.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended December 31, 2022 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Compensation Securities
Name and position	Type of compensation security	Number of Compensation Securities/Number of Underlying Securities /Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
		#		$	$	$
Smoke Wallin Director	Stock options	300,000 / 300,000 / 8.2%	August 19, 2022	0.75	0.63	0.25	August 19, 2027

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended December 31, 2022.

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

Audit Committee

We have an audit committee comprised of Michael Forbes, who also serves as the Chief Executive Officer, Smoke Wallin and Paul Morgan, both of whom are independent directors.

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

Our audit committee has roles and responsibilities including:

● being directly responsible for overseeing the work of external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures;

● considering whether controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of our company;

● reviewing the financial statements and financial information of our company prior to their release to the public; and

● considering and pre-approving any non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to our company or any subsidiary of our company.

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

D. Employees

As of December 31, 2022 and 2021, we had 63 and 22 employees, respectively. Our employees are not members of a labor union.

Our workforce is based out of our corporate office and Facility in Langley, British Columbia, Canada.

The breakdown of full-time employees by main category of activity and geographic location, as at December 31, 2022 is as follows:

Activity	Number of Full-Time Employees	Location
Research & Development	1	Langley, British Columbia, Canada
Production	35	Langley, British Columbia, Canada
Sales & Marketing	8	Langley, British Columbia, Canada
General & Administration	18	Langley, British Columbia, Canada
Executives	1	Langley, British Columbia, Canada

E. Share Ownership

As of December 31, 2022, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days
	# of Shares	% of Class[1]	Stock Options	Warrants	Convertible Debentures
Michael Forbes Chief Executive Officer and Director	1,288,198 [2]	2.3%	300,000[5]	-	-
Oliver Foeste Former Chief Financial Officer	-	-	300,000[4]	-	-
Lachlan McLeod Chief Financial Officer	-	-	-	-	-
Paul Morgan Director	-	-	300,000[3]	-	-
Smoke Wallin Director	-	-	300,000[6]	-	-

* denotes less than 1% of class of shares owned.

Notes:

1 Based on 55,970,547 common shares of our company issued and outstanding as at December 31, 2022.

2 These common shares are held by MDC Forbes, a private company owned by Mr. Forbes.

3 Consists of 300,000 stock options exercisable at a price of $1.06 per share, for a period expiring on October 25, 2026.

4 Consists of 300,000 stock options exercisable at a price of $1.06 per share, for a period expiring on October 25, 2026. These stock options are held by 1180777 B.C. Ltd, a private company influenced by Mr. Foeste.

5 Consists of 300,000 stock options exercisable at a price of $1.06 per share, for a period expiring on October 25, 2026.

6 Consists of 300,000 stock options exercisable at a price of $0.75 per share, for a period expiring on August 19, 2027.

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

B. Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended December 31, 2022 there have been no transactions or loans between our company and:

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

During the year ended December 31, 2022, we granted the stock options to the following people who were management personnel or directors as of the date of grant or who are currently management personnel or directors:

Granted to	Grant date	Expiry date	Exercise price	Stock options granted
			$	#
Smoke Wallin	August 19, 2022	August 19, 2027	0.75	300,000

The aggregate value of transactions and outstanding balances with key management personnel and directors and entities over which they have control or significant influence were as follows:

	Transactions for the years ended December 31,		Balances outstanding December 31,
	2022	2021	2022	2021
	$	$	$	$
Andrew Hale	-	134,666	-	-
DBM CPA	-	61,091	-	-
Donald Dinsmore	102,705	172,535	-	50,000
Invictus Accounting Group LLP	286,539	74,518	13,884	8,933
MDC Forbes	127,350	40,000	62,427	11,688
Michael Forbes	-	-	20,000
Pipedreemz	2,000	-	3,350	-
	518,594	482,810	99,661	70,621

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

Invictus Accounting Group LLP

The amounts consist of the professional fees charged by Invictus Accounting Group LLP for the accounting and tax services of Oliver Foeste, our former Chief Financial Officer. Mr. Foeste is the Managing Partner of Invictus Accounting Group LLP, a firm in which he has significant influence.

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

On December 31, 2022, we had 55,970,547 common shares outstanding. During the year ended December 31, 2022, we cancelled 10,000,000 common shares related to the acquisition of 1204581. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.

On December 31, 2021, we had 65,970,547 common shares outstanding. During the year ended December 31, 2021, we issued of 2,513,720 common shares for the acquisition of PerceiveMD, 20,000,000 common shares for the acquisition of 1204581 and 122,727 common shares from a non-brokered private placement.

On December 31, 2020, we had 43,334,100 common shares outstanding. During the year ended December 31, 2020, we issued a total of 7,105,159 common shares.

On December 31, 2019, we had 36,228,941 common shares issued and outstanding.

More than 10% of our capital has not been paid for with assets other than cash within the past five years.

Warrants

As at December 31, 2022, we had the following outstanding warrants to purchase our common shares:

Expiry date	Exercise price	Warrants outstanding and exercisable
	$	#
October 18, 2023	1.75	122,727
Total outstanding		122,727

As at December 31, 2021, we had the following outstanding warrants to purchase our common shares:

Expiry date	Exercise price	Warrants outstanding and exercisable
	$	#
January 17, 2022	2.25	189,934
January 27, 2022	2.25	266,760
July 10, 2022	2.25	200,589
July 13, 2022	1.50	3,882,667
July 16, 2022	2.25	759,605
July 28, 2022	2.25	953,564
August 5, 2022	2.25	161,688
December 19, 2022	1.80	1,921,185
October 18, 2023	1.75	122,727
Total outstanding		8,458,719

Stock Options

As at December 31, 2022, we had the following outstanding stock options to purchase our common shares:

Expiry date	Exercise price	Stock options outstanding and exercisable
	$	#
January 30, 2025	1.35	1,583,334
August 5, 2025	2.34	683,333
August 5, 2026	1.35	33,333
October 25, 2026	1.06	900,000
October 28, 2026	0.95	165,000
August 19, 2027	0.75	300,000
Total outstanding		3,665,000

As at December 31, 2021, we had the following outstanding stock options to purchase our common shares:

Expiry date	Exercise price	Stock options outstanding and exercisable
	$	#
June 1, 2022	1.35	66,667
January 30, 2025	1.35	1,750,001
August 5, 2025	2.34	750,000
August 4, 2026	1.35	33,333
October 25, 2026	1.06	900,000
October 28, 2026	0.95	215,000
Total outstanding		3,715,001

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

Other than the warrants and stock options described above, as at December 31, 2022 and 2021, we had no outstanding convertible obligations or other outstanding equity-linked securities.

Issuances of Securities

During the last three years, we have issued the following securities:

Since the Fiscal Year Ended December 31, 2022

On January 6, 2023, 1,300,000 shares were released from escrow.

On August 19, 2022, we granted 300,000 stock options to a certain director for the purchase of up to 300,000 common shares at a price of $0.75 per share. Each stock option is exercisable for a period of five years.

On July 6, 2022, 1,300,000 shares were released from escrow

On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo were returned to treasury and cancelled for no consideration

On January 6, 2022, 1,300,000 shares were released from escrow.

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

Objects and Purposes

Our Articles do not contain, and are not required under the laws of British Columbia, to contain a description of our company's objects or purposes. There are no restrictions in our Notice of Articles or Articles on the business that we may carry on.

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

Our Articles provide that our company, if authorized by its directors, may:

● borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

● issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

● guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

● mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

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
  On March 12, 2020, we entered into a supply agreement with CannMart Labs Inc. to supply certain cannabis and marijuana extract and concentrate products to CannMart Labs (the "Phyto Licensing Agreement"). This agreement was subject to the condition that both parties receive the required approvals from Health Canada.
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
  On December 4, 2020, we amended and restated the Phyto Licensing Agreement with CannMart Labs Inc. Inc. for the use of our brands in association with development, manufacture, production, promotion, marketing, packaging, distribution and sale of cannabis related products.
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
  On August 30, 2022, we entered into a collaboration agreement with CannMart Labs Inc. and CannMart Inc. for the right and option to terminate the amended and restated Phyto Licence Agreement subject to certain conditions.

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

G. Statement by Experts

The financial statements of our company as of December 31, 2022, and 2021 included in this registration statement have been audited by Davidson & Company LLP, located at 1200 - 609 Granville Street, Vancouver, British Columbia V7Y 1G6, Canada, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable and accrued liabilities, mortgage payable, and government loan, all of which are classified as and measured at amortized cost.

As at December 31, 2022, the carrying values of cash, trade receivables, deposits and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments

Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations.

The Company is exposed to credit risk through its cash balances held in financial institutions and trade receivables. The maximum exposure to credit risk is equal to the carrying value of such financial assets.

The objective of managing credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. The Company has recognized a provision for expected credit losses on its trade receivables.

Cash is only deposited with or held by institutions of high credit worthiness.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

As at December 31, 2022, the Company had a cash balance of $1,013,867 and current liabilities of $12,660,207 (December 31, 2021 - $744,541 and $5,341,267 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable, and lease liability carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the year ended December 31, 2022, four customers represented approximately 97% of the Company's revenue (2021 - two customers representing 99% of the Company's revenue, 2020 - three customers' representing 79%,16% and 5% of revenue).

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16 [Reserved]

Not applicable.

Item 16A Audit Committee Financial Expert

The Board has determined that Paul Morgan qualifies as an "audit committee financial expert" and is "independent", as such term is used in Nasdaq Marketplace Rule 5605(a)(2).

Item 16B. Code of Ethics.

The Company adopted a Code of Conduct on February 26, 2020, that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer. The full text of the Company's Code of Conduct was previously filed.

Item 16C.  Principal Accountant Fees and Services.

The following table sets forth information regarding the amount billed to us by our principal independent auditors, Davidson & Company LLP and other public accounting firms for the fiscal years ended December 31, 2022 and 2021:

	2022	2021
	$	$
Audit fees	124,754	87,225
Accounting fees	—	128,185
Tax fees	—	5,400
Total	124,754	220,810

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

Item 18.  Financial Statements.

Adastra Holdings Inc.

Item 19.  Exhibits.

Exhibit Number

Exhibit Number	Description
(1)	Articles of Incorporation and Bylaws
1.1*	Notice of Articles
1.2*	Articles
(4)	Material Contracts
4.1*	Agreement for the purchase of equipment dated May 14, 2019 with United Science, LLC.
4.2*	Supply Agreement dated March 12, 2020 with CannMart Labs Inc.
4.3*	Toll Processing Agreement dated April 3, 2020 with Acreage Pharms Ltd.
4.4*	Toll Processing Agreement dated May 6, 2020 with Muskoka Grown Ltd.
4.5*	Toll Processing Agreement dated June 1, 2020 with BC Hop Company Ltd.
4.6*	Agreement for the purchase of equipment dated August 5, 2020 with Evolved Extraction Solutions Ltd.
4.7*	Supply Agreement dated August 17, 2020 with Pure Sunfarms Corp.
4.8*	Agreement for the purchase of equipment dated August 5, 2020 with ExtractionTek Sales LLC.
4.9*	Letter of Engagement dated October 15, 2020 with Proactive Investors Canada.
4.10*	Toll Processing Agreement dated January 15, 2021 with SynerGenetics Bioscience Inc.
4.11*	Market Services Agreement dated April 13, 2021 with Hybrid Financial Ltd.
4.12*	Supply Agreement dated June 9, 2021 with Pure Sunfarms Corp.
4.13*	Share Purchase Agreement dated August 10, 2021 with Jean Paul Lim and MDC Forbes Inc.
4.14*	Share Purchase Agreement dated September 15, 2021 with shareholders of 1204581 B.C. Ltd.
4.15*	Brand Licensing Agreement dated December 4, 2020 with CannMart Labs Inc.
4.16**	Collaboration Agreement dated August 30, 2022 with CannMart Labs Inc. and CannMart Inc.
(8)	List of Subsidiaries
8.1

Adastra Labs Holdings (2019) Ltd. (incorporated in the Province of British Columbia, Canada)

Adastra Labs Inc., (incorporated in the Province of British Columbia, Canada)

Chemia Analytics Inc. (incorporated in the Province of British Columbia, Canada)

1178562 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

Adastra Brands Inc. (incorporated in the Province of British Columbia, Canada)

1225140 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

1204581 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

(11)*	Code of Ethics
(12)	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

(13)	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
(101)	Inline XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously filed

**Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADASTRA HOLDINGS LTD. /s/ Michael Forbes
Name: Michael Forbes Title: Chief Executive Officer and Director Date: May 16, 2023

Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Adastra Holdings Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Adastra Holdings Ltd. (the "Company"), as of December 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders' equity for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had a working capital deficiency of $3,665,081. During the year ended December 31, 2022, the Company incurred a net loss and comprehensive loss of $4,281,639. These events and conditions indicate a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ DAVIDSON & COMPANY LLP
731
Chartered Professional Accountants
Vancouver, Canada

May 1, 2023

ADASTRA HOLDINGS LTD. Consolidated Statements of Financial Position As at December 31, 2022, 2021 and 2020 (Expressed in Canadian dollars)
	Note	2022	2021
		$	$
ASSETS
Current assets
Cash		1,013,867	744,541
Amounts receivable	6	3,561,765	1,497,812
Prepaid expenses and deposits	7	414,212	150,128
Inventory	8	4,005,282	1,828,173
		8,995,126	4,220,654

Long-term deposits	7	512,000	109,800
Property and equipment	9	9,726,822	9,774,966
Intangible assets	10	3,133,808	3,541,608
Goodwill	4,5,11	9,436,189	11,108,422
Total assets		31,803,945	28,755,450

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12,18	8,545,048	1,829,025
Current portion of lease liability	13	17,640	10,688
Mortgage payable	14	3,507,389	3,501,554
Loan payable	15	314,555	-
Deferred revenue		275,575	-
		12,660,207	5,341,267

Deferred tax liability		808,000	960,000
Lease liability	13	45,948	21,467
Government loan		60,000	60,000
Total liabilities		13,574,155	6,382,734

SHAREHOLDERS' EQUITY
Share capital	17	29,964,446	41,964,446
Shares to be cancelled	17	-	(12,000,000)
Reserves	17	6,474,732	6,336,019
Deficit		(18,209,388)	(13,927,749)
Total shareholders' equity		18,229,790	22,372,716
Total liabilities and shareholders' equity		31,803,945	28,755,450

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 21)

Subsequent event (Note 25)

Approved on behalf of the Board of Directors on May 1, 2023:

"Michael Forbes"	"Paul Morgan"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. Consolidated Statements of Loss and Comprehensive Loss For the years ended December 31, 2022, 2021 and 2020 (Expressed in Canadian dollars, except number of shares)
	Note	2022	2021	2020
		$	$	$
Revenue		18,131,826	5,628,616	2,499,355
Excise taxes		(4,836,748)	-	-
Net Revenue		13,295,078	5,628,616	2,499,355

Cost of sales	8,9	(7,183,029)	(3,684,925)	(1,713,774)
Gross profit		6,112,049	1,943,691	785,581

Operating expenses
Advertising and promotion		1,277,728	455,090	749,258
Automobile expenses		1,482	4,741	-
Data program expenses		1,042,216	288,804	-
Depreciation and amortization	9,10	501,364	272,616	92,700
Insurance		178,930	102,391	69,294
Office expenses		685,266	323,778	227,271
Professional fees and consulting	17	910,564	585,908	704,297
Provision for expected credit losses		-	134,083	-
Repair and maintenance expenses		219,169	-	-
Research expenses		-	89,268	181,750
Share-based payments	17,18	138,713	890,523	5,332,500
Travel		122,531	59,617	4,029
Wages and salaries	18	1,834,082	1,128,610	526,327
Write-down of inventory		-	-	63,169
Total operating expenses		6,912,045	4,335,429	7,950,595

Loss from operations		(799,996)	(2,391,738)	(7,165,014)

Other income (expense)
Accretion expense		-	-	(58,405)
Gain on settlement of accounts payable		21,000	53,396	-
Interest income		-	-	8,303
Interest expense	13,14,15	(343,918)	(276,597)	(399,248)
Loss on disposal of capital assets	9	-	(150,000)	-
Impairment of goodwill	11	(1,672,233)	-	-
Loss on termination of license agreement	23	(1,542,492)	-	-
Realized loss on marketable securities		-	-	(1,500)

Loss before income taxes		(4,337,639)	(2,764,939)	(7,615,864)

Deferred income tax recovery	24	152,000	31,000	-
Income tax expense	24	(96,000)	(16,000)	-

Net loss and comprehensive loss		(4,281,639)	(2,749,939)	(7,615,864)

Net loss per share
Basic and diluted		(0.07)	(0.05)	(0.19)

Weighted average number of common shares outstanding
Basic and diluted		59,230,848	50,225,704	39,695,235

.

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. Consolidated Statements of Cash Flows For the years ended December 31, 2022, 2021 and 2020 (Expressed in Canadian dollars, except number of shares)
	2022	2021	2020
	$	$	$
Operating activities
Net loss and comprehensive loss for the year	(4,281,639)	(2,749,939)	(7,615,864)
Adjustments for non-cash items:
Depreciation and amortization	501,364	272,616	92,700
Depreciation - cost of sales	874,644	825,783	479,490
Services paid in shares	-	-	131,791
Interest expense	343,918	276,597	390,251
Interest income	-	-	(8,303)
Loss on disposal of capital assets	-	150,000	-
Provision for expected credit losses	-	134,083	-
Share-based payments	138,713	890,523	5,332,500
Accretion	-	-	58,405
Gain on settlement of accounts payable	(21,000)	(53,396)	-
Deferred income tax recovery	(152,000)	(31,000)	-
Impairment of goodwill	1,672,233	-	-
Loss on termination of license agreement	1,542,492	-	-
Realized loss on marketable securities	-	-	1,500

Net change in non-cash working capital items:
Amounts receivable	(3,606,445)	(344,914)	(668,972)
Prepaid expenses and deposits	(264,084)	(99,419)	950
Inventory	(2,177,109)	(406,936)	(1,421,237)
Accounts payable and accrued liabilities	6,472,449	81,909	419,069
Deferred revenue	275,575	-	-
Cash provided by (used in) operating activities	1,319,111	(1,054,093)	(2,807,720)

Investing activities
Consideration paid on acquisition of Perceive MD	-	(10,000)	-
Cash received from the acquisition of Perceive MD	-	26,302	-
Cash received from the acquisition of AH BrandCo	-	301,966	-
Long term excise stamp deposits	(402,200)	-	-
Purchases of property and equipment	(625,037)	(581,079)	(1,827,044)
Interest income	-	-	8,303
Cash used in investing activities	(1,027,237)	(262,811)	(1,818,741)

Financing activities
Proceeds on private placement of units, net of share issue costs	-	135,000	3,472,800
Proceeds from warrants exercise	-	-	77,340
Proceeds from mortgage renegotiation, net of transaction costs	-	992,877	-
Mortgage renewal fee	(35,000)	-	(18,345)
Interest paid - mortgage	(265,203)	(208,537)	(196,699)
Interest paid - lease liability	(3,810)	(846)	-
Principal repaid - lease liability	(18,535)	(2,510)	-
Proceeds from short-term loan	300,000	-	-
Proceeds from government loan	-	-	60,000
Cash (used in) provided by financing activities	(22,548)	915,984	3,395,096

Net increase (decrease) in cash	269,326	(400,920)	(1,231,365)
Cash, beginning of year	744,541	1,145,461	2,376,826
Cash, end of year	1,013,867	744,541	1,145,461

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD. Consolidated Statements of Changes in Shareholder’s Equity (Expressed in Canadian dollars, except number of shares)
	Common shares	Share capital	Shares to be cancelled	Debenture reserves	Reserves	Deficit	Total
	#	$	$	$	$	$	$
Balance, December 31, 2019	36,228,941	8,348,407	-	298,461	-	(3,561,946)	5,084,922
Convertible debentures - settlement	2,532,140	3,418,390	-	(298,461)	70,814	-	3,190,743
Units issued for cash	3,882,667	3,494,400	-	-	-	-	3,494,400
Share issue cost	-	(60,100)	-	-	38,500	-	(21,600)
Shares issued for cash - warrants	42,967	77,340	-	-	-	-	77,340
Shares issued - services	156,894	131,791	-	-	-	-	131,791
Shares issued - debt settlement	490,491	411,924	-	-	-	-	411,924
Share-based payment	-	-	-	-	5,332,500	-	5,332,500
Loss for the year	-	-	-	-	-	(7,615,864)	(7,615,864)
Balance, December 31, 2020	43,334,100	15,822,152	-	-	5,441,814	(11,177,810)	10,086,156
Shares issued on acquisition of PerceiveMD	2,513,720	2,010,976	-	-	-	-	2,010,976
Shares issued on acquisition of Phyto BrandCo	20,000,000	24,000,000	(12,000,000)	-	-	-	12,000,000
Shares issued pursuant to the private placement	122,727	131,318	-	-	3,682	-	135,000
Share-based payments	-	-	-	-	890,523	-	890,523
Loss for the year	-	-	-	-	-	(2,749,939)	(2,749,939)
Balance, December 31, 2021	65,970,547	41,964,446	(12,000,000)	-	6,336,019	(13,927,749)	22,372,716
Shares returned to treasury	(10,000,000)	(12,000,000)	12,000,000	-	-	-	-
Share-based payments	-	-	-	-	138,713	-	138,713
Loss for the year	-	-	-	-	-	(4,281,639)	(4,281,639)
Balance, December 31, 2022	55,970,547	29,964,446	-	-	6,474,732	(18,209,388)	18,229,790

The accompanying notes are an integral part of these consolidated financial statements.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. (the "Company") was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company extracts and processes cannabis for sale to the recreational and medical markets in Canada. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's registered and records office is located at 5451 275th Street, Langley City, British Columbia, V4W 3X8.

On April 9, 2021, the Company consolidated its issued share capital on a ratio of three old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

On August 10, 2021, the Company completed the acquisition of all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD") from the shareholders of PerceiveMD, pursuant to the terms of a share purchase agreement dated August 10, 2021 (Note 4).

On September 15, 2021, the Company completed the acquisition of privately held 1204581 B.C. Ltd., doing business as Phyto Extractions ("Phyto BrandCo"), the owner of the intellectual property rights for the Phyto Extractions brand (Note 5).

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable (Note 14).

As at December 31, 2022, the Company had a working capital deficiency of $3,665,081. During the year ended December 31, 2022, the Company incurred a net loss and comprehensive loss of $4,281,639. These events and conditions indicate a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, it could be necessary to restate the Company's assets and liabilities on a liquidation basis.

NOTE 2 - BASIS OF PRESENTATION

(a) Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 1, 2023.

(b) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for those financial instruments which have been classified at fair value through profit or loss. In addition, except for cash flow information, these consolidated financial statements have been prepared using the accrual method of accounting.

All amounts on these consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company and its subsidiaries.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 2 - BASIS OF PRESENTATION (continued)

(c) Principles of consolidation

These consolidated financial statements include the financial information of the Company and entities controlled by the Company. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All intercompany transactions and balances are eliminated on consolidation. The accounting policies of subsidiaries are changed where necessary to align them with the policies adopted by the Company. These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

	Functional currency	Ownership percentage
Adastra Labs Holdings (2019) Ltd. (formerly Adastra Labs Holdings Ltd.)	CAD	100%
Adastra Labs Inc.	CAD	100%
1178562 B.C. Ltd.	CAD	100%
Adastra Brands Inc.	CAD	100%
Chemia Analytics Inc.	CAD	100%
1225140 B.C. Ltd ("PerceiveMD")	CAD	100%
1204581 B.C. Ltd. ("Phyto BrandCo")	CAD	100%

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

(a) Significant accounting judgements and key sources of estimate uncertainty

The preparation of the consolidated financial statements requires management to make judgements, and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. Management continually evaluates these judgements, estimates and assumptions based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgements which may cause a material adjustment to the carrying amounts of assets and liabilities.

The areas which require management to make critical judgments include:

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption was not appropriate for the consolidated financial statements, adjustments to the carrying value of assets and liabilities, the reported expenses and the consolidated statement of financial position would be necessary. Such adjustments would be material.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of property and equipment

Property and equipment are reviewed for indicators of impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

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

The information about significant areas of estimation uncertainty considered by management in preparing these financial statements is as follows:

COVID-19 estimation uncertainty

The coronavirus pandemic continues to have global impacts on workforces, economies, and financial markets. It is not possible for the Company to predict the duration or magnitude of any adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of these consolidated financial statements, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

The Company reviews the net realizable value of, and demand for, its inventory regularly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices, government regulations, and economic trends.

The weighted average costing method uses estimates in the allocation of direct and indirect inputs in the production of multiple product categories. These estimated allocations could be impacted by variations in manufacturing yields in production.

Useful lives and depreciation of property and equipment and intangible assets

The depreciation methods and useful lives reflect the pattern in which management expects the assets' future economic benefits to be consumed by the Company. Judgments are required in determining these expected useful lives.

Goodwill and intangible asset impairment

Management uses estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

  future cash flows;
  terminal growth rates; and
  discount rates.

Management regularly evaluates these estimates and assumptions. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgment is also applied in choosing methods of amortizing intangible assets that management believes most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets. A change in the estimate would result in a change in the amount of amortization and, as a result, a charge to net loss recorded in the period in which the change occurs, with a similar change in the carrying value of the asset in the statement of financial position.

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

Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's expenses and reserves.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
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

(c) Inventory

Inventory is valued at the lower of cost and net realizable value. The cost of cannabis and hemp biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. The Company uses the weighted average costing method to cost extracted cannabis and hemp oil inventory, costs comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labor related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

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

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
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

At the end of each reporting period, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication of impairment. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized immediately in profit or loss.

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

The Company's intangible assets are comprised of trademarks and patient relationships which are amortized over their useful lives:

Trademarks  10 years straight line

Patient relationships   5 years straight line

(f) Goodwill

The Company allocates goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

(g) Leases liabilities

Leases are recognized as a right-of-use ("ROU") asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Right-of-use assets are measured at cost comprising the following:

• the amount of the initial measurement of lease liability;

• any lease payments made at or before the commencement date less any lease incentives received;

• any initial direct costs; and

• restoration costs

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
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

(h) Government assistance

Government grants and assistance are recognized as a reduction in the related expense in the period in which the grant or assistance becomes receivable on all conditions, if any, have been satisfied.

During the year ended December 31, 2020, the Company qualified for a government-guaranteed bank loan of $60,000 which is interest-free. If the balance of the loan is repaid on or before December 31, 2023, 25% will not have to be repaid ($15,000). Funds can be used to pay non-deferrable operating expenses including payroll. As at December 31, 2022, the principal of $60,000 is outstanding (December 31, 2021 - $60,000).

(i) Share capital

Common shares are classified as shareholders' equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from shareholders' equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company uses the residual value method with respect to the measurement of common share purchase warrants attached to private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component. The balance, if any, is allocated to the common share purchase warrants. Any fair value attributed to the common share purchase warrants is recorded as reserves.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
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

The Company classifies its financial instruments in the following categories based on the purpose for which the asset was acquired: FVTPL, amortized cost and FVOCI. The Company's financial assets and financial liabilities are classified and measured as follows:

Asset/Liability	Classification
Cash	FVTPL
Amounts receivable	Amortized cost
Deposits	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Mortgage payable	Amortized cost
Lease liability	Amortized cost
Loan payable	Amortized cost
Government loan	Amortized cost

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

(k) Revenue

Cannabis product sales

Revenue from the sale of products is recognized when the risks and rewards of the products have been substantially transferred to the customer (usually on delivery of the goods), which is the Corporation's sole performance obligation. The Corporation experiences few product returns and, accordingly, does not record a provision for estimated returns. Net revenues are recorded net of excise taxes and discounts but inclusive of freight in the sale of goods. During the year ended December 31, 2022, the Company had cannabis product sales of $15,613,320 (2021 - $5,004,453).

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

White label manufacturing and tolling revenues

White label manufacturing and tolling revenues, earned under fee for service agreements, are recognized at a point in time when the Company is considered to have satisfied its performance obligations. The performance obligations are considered satisfied once all of the following have been met: (i) the manufacturing process (services) are complete; (ii) regulatory quality assurance, and customer quality assurance specifications (acceptance of the finished goods) have been met; and (iii) when the transaction price can be reliably measured in instances of variable consideration or non-monetary consideration.

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

Net revenues are recorded net of excise taxes and discounts but inclusive of freight in the sale of goods. Once the customer has accepted the finished goods, the Company has no obligations for returns, refunds, warranties or similar obligations.

During the year ended December 31, 2022, the Company had revenue of $1,180,955 (2021 - $54,129) related to white label manufacturing and tolling revenues.

Consulting revenue

MSP remittance revenue is received from the provincial government of British Columbia for providing medical assessments and consultations to British Columbian residents under the Medical Services Plan ("MSP"). MSP remittance revenue is recognized at the point of service, being the provision of the consultation by the licensed physician. During the year ended December 31, 2022, the Company had MSP remittance revenues of $273,253 (2021 - $111,954)

Referral revenue (educational service fees) is earned under referral agreements with licensed producers ("LP's") of medical cannabis in Canada, duly licensed in accordance with the Cannabis Act. Under the agreements, LP's pay the Company an educational service fee of 20% of the gross revenue they receive from sales of all products purchased by customers who have been referred by the Company, including medicinal cannabis and any oils, derivatives, compounds, or other related products. During the year ended December 31, 2022, the Company had referral revenues of $154,967 (2021 - $72,961)

Licensing revenue

Licensing revenue is a royalty arrangement whereby the Company recognizes revenue from the licensing of its intellectual property for the sale of consumer-packaged goods ("CPG") by a third party (the "Licensee"). The Company recognizes revenue as a percentage of the Licensee's gross profit when the Licensee sells and delivers products to their customers. During the year ended December 31, 2022, the Company had licensing revenues of $909,331 (2021 - $385,119)

(l) Cost of sales

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

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Share-based payments

The Company has a stock option plan that provides for the granting of options to Officers, Directors, related company employees and consultants to acquire shares of the Company. The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest.

Options granted to employees and others providing similar services are measured at the grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model using the terms and conditions upon which the options were granted as inputs. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

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

(o) Impairment of non-financial assets

The carrying amount of the Company's long-lived assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset's recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (cash generating units). The recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
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

(r) Standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2023. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non- current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

NOTE 4 - ACQUISITION OF PERCEIVEMD

On August 10, 2021, the Company acquired all of the issued and outstanding shares of PerceiveMD. PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis and other therapies. The acquisition will allow the Company to generate revenue from providing cannabis under medical prescriptions. At closing, the Company issued 2,513,720 common shares to the former shareholders of PerceiveMD at a share price on the date of acquisition of $0.80 per share for $2,010,976 and $10,000 in cash, for total consideration of $2,020,976. The transaction was accounted for as a business combination under IFRS 3 Business Combinations. The allocation of the purchase consideration is as follows:

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

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than patient relationships ("Patient Relationships") which are amortized over their estimated useful economic lives. The fair value of Patient Relationships was determined using the discounted cash flow method considering the future cashflows expected to be received from patients, adjusted to reflect attrition. The key assumptions used in the cash flow projection related to Patient Relationships include: a discount rate of 16%; patient attrition rate of 20%; number of patients of 3,492 at the acquisition date; annual spending of $143 per patient, assumed growth at a long-term annual rate of 2%.

The Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, Chief Executive Officer and a director of the Company was also a director and controlling shareholder of PerceiveMD.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition. The two companies have operating synergies that can be leveraged subsequent to the acquisition by allowing the Company to sell manufactured products directly to clinical patients, increasing margins of both companies.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 4 - ACQUISITION OF PERCEIVEMD (continued)

During the year ended December 31, 2022, the Company included in the consolidated statement of loss and comprehensive loss is $428,220 (2021 - $185,496) of revenue and loss of $8,386 (2021 - income of $47,829) from PerceiveMD. In addition, the Company impaired the goodwill of PerceiveMD by $1,672,233 (Note 11) due to delays in the Company's ability to realize business synergies. If the acquisition occurred on January 1, 2021, management estimates that during the year ended December 31, 2021 revenue would have increased by $494,656 (unaudited) and net income would have been increased to approximately $127,545 (unaudited), respectively.

NOTE 5 - ACQUISITION OF PHYTO BRANDCO

On September 15, 2021, the Company acquired all of the issued and outstanding shares of Phyto BrandCo, the owner of the intellectual property rights for the Phyto Extractions brand consisting of 21 registered trademarks. Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties from the license holders, from sales of cannabis consumer packaged goods to provincial distributors and retailers. At closing, the Company issued 20,000,000 common shares to the former shareholders of Phyto BrandCo at a share price on the date of acquisition of $1.20 per share, for consideration of $24,000,000.

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

The transaction has been accounted for as a business combination under IFRS 3 Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	301,966
Accounts receivable	255,154
Prepaid expenses	19,500
Equipment and right of use asset	85,108
661,728
Liabilities assumed:
Accounts payable and other accrued liabilities	(434,252)
Lease liability	(34,665)
Fair value of net identifiable assets acquired	192,811

Purchase consideration
Share consideration	24,000,000
Shares to be cancelled	(12,000,000)
12,000,000
Identifiable intangible assets:
Trademarks	3,250,000
Deferred tax liability	(879,000)
Goodwill	9,436,189

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than property and equipment and trademarks which are depreciated over their estimated useful economic lives.

The intangible asset is comprised of trademarks (the "Trademarks") with a fair value of $3,250,000. The fair value of the Trademarks was determined using the relief from royalty method. The key assumptions used in the cash flow projection related to the asset include: a discount rate of 12.5%; royalty rate of 10.0% for the remaining period of the licensing agreement and 2.0% thereafter, and annual net profit of the licensee.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition. The Company believes that by acquiring Phyto BrandCo, certain synergies related to marketing, distribution networks, and brand loyalty can be leveraged.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 5 - ACQUISITION OF PHYTO BRANDCO (continued)

Included in the consolidated statement of loss and comprehensive loss is $909,331 (2021 - $385,119) of revenue and income of $70,124 (2021 - loss of $130,535) from Phyto BrandCo. If the acquisition occurred on January 1, 2021, management estimates that revenue for the year ended December 31, 2021 would have increased by $1,320,407 (unaudited) and net income would have been increased to approximately $295,106 (unaudited), respectively.

NOTE 6 - AMOUNTS RECEIVABLE

As at December 31, 2022 and 2021, amounts receivables consisted of the following:

	December 31, 2022	December 31, 2021
	$	$
Trade receivables, net of expected credit losses	3,561,765	1,441,601
Sales tax recoverable	-	36,211
Income tax receivable	-	20,000
	3,561,765	1,497,812

During the year ended December 31, 2022, the Company recorded no provision for expected credit losses against trade receivables (2021 - $134,083).

NOTE 7 - PREPAID EXPENSES AND DEPOSITS

As at December 31, 2022 and 2021, prepaid expenses and deposits consisted of the following:

	December 31, 2022	December 31, 2021
	$	$
Prepaid expenses	379,456	115,372
Deposits	34,756	34,756
	414,212	150,128

As at December 31, 2022, deposits of $34,756 (2021 - $34,756), consist of security deposits and long-term deposits of $512,000 (2021 - $109,800) consist of deposits held in trust for excise bond and other deposits.

NOTE 8 - INVENTORY

As at December 31, 2022 and 2021, inventory consisted of the following:

	December 31, 2022	December 31, 2021
	$	$
Dried cannabis, hemp biomass and terpenes	262,517	545,765
Packaging	446,994	-
Production work in process	1,616,623	462,737
Finished goods	1,679,148	819,671
	4,005,282	1,828,173

Inventory expensed to cost of sales during the year ended December 31, 2022 was $4,327,949 (2021 - $3,353,267, 2020 - $1,148,692).

During the year ended December 31, 2022, the Company recognized $nil (2021 - $nil, 2020 - $63,169) in relation to the write down of slow moving inventory.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 9 - PROPERTY AND EQUIPMENT

The following table summarizes the continuity of property and equipment as at December 31, 2022 and 2021:

	Land	Building	Furniture and equipment	Computer software	Laboratory equipment	Extraction equipment	Building improvements	Right-of- use asset	Total
	$	$	$	$	$	$	$	$	$
Cost
Balance, December 31, 2020	1,592,232	1,999,328	84,849	12,105	211,395	2,911,209	3,928,281	-	10,739,399
Acquisition of Phyto Extractions	-	-	44,729	-	-	-	-	40,376	85,105
Additions	-	-	28,206	150,000	257,820	342,779	-	-	778,805
Impairment	-	-	-	(150,000)	-	-	-	-	(150,000)
Balance, December 31, 2021	1,592,232	1,999,328	157,784	12,105	469,215	3,253,988	3,928,281	40,376	11,453,309
Additions	-	-	21,361	-	772,956	45,652	30,127	49,968	920,064
Balance, December 31, 2022	1,592,232	1,999,328	179,145	12,105	1,242,171	3,299,640	3,958,408	90,344	12,373,373

Accumulated depreciation
Balance, December 31, 2020	-	216,511	20,403	1,816	20,527	296,978	146,101	-	702,336
Depreciation	-	99,968	19,621	2,056	77,662	576,919	196,416	3,365	976,007
Balance, December 31, 2021	-	316,479	40,024	3,872	98,189	873,897	342,517	3,365	1,678,343
Depreciation	-	99,967	27,326	1,649	144,721	480,881	197,539	16,125	968,208
Balance, December 31, 2022	-	416,446	67,350	5,521	242,910	1,354,778	540,056	19,490	2,646,551

Carrying value
Balance, December 31, 2021	1,592,232	1,682,849	117,760	8,233	371,026	2,380,091	3,585,764	37,011	9,774,966
Balance, December 31, 2022	1,592,232	1,582,882	111,795	6,584	999,261	1,944,862	3,418,352	70,854	9,726,822

During the year ended December 31, 2022, the Company allocated $874,644 (2021 - $825,783, 2020 - $479,490) of depreciation to the production of inventory and $93,564 (2021 - $150,224, 2020 - $92,700) to operating expenses.

During the year ended December 31, 2021, the Company recognized an impairment expense of $150,000 related to a developing software for which no future economic benefits are expected to occur.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 10 - INTANGIBLE ASSETS

The following table summarizes the continuity of intangible assets as at December 31, 2022 and 2021:

	Trademarks	Patient relationships	Total
	$	$	$
Cost
Balance, December 31, 2020	-	-	-
Additions	3,250,000	414,000	3,664,000
Balance, December 31, 2022 and 2021	3,250,000	414,000	3,664,000

Accumulated depreciation
Balance, December 31, 2020	-	-	-
Amortization	94,792	27,600	122,392
Balance, December 31, 2021	94,792	27,600	122,392
Amortization	325,000	82,800	407,800
Balance, December 31, 2022	419,792	110,400	530,192

Carrying value
Balance, December 31, 2021	3,155,208	386,400	3,541,608
Balance, December 31, 2022	2,830,208	303,600	3,133,808

During the year ended December 31, 2021, the Company acquired a total of $3,250,000 in Trademarks (Note 5). These Trademarks have a useful life of 10 years and are measured at cost less accumulated amortization and impairment losses. These Trademarks are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

On October 3, 2022, the Company terminated the license agreement with the previous Trademark licensee who had sole use of the Trademarks acquired pursuant to the Phyto BrandCo acquisition (Note 5). As a result, the Company now retains all rights to the Trademarks and will begin selling the related cannabis consumer packaged goods directly to provincial distributors and retailers. During the year ended December 31, 2022, the Company recorded a $1,542,492 loss on the termination of the license agreement. (Note 23)

During the year ended December 31, 2021, the Company acquired a total of $414,000 in Patient Relationships (Note 4). These relationships have a useful life of 5 years and are measured at cost less accumulated amortization and impairment losses. These relationships are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

NOTE 11 - GOODWILL

The following table summarizes the continuity of goodwill as at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	$	$
Opening balance	11,108,422	-
Addition - PerceiveMD acquisition (Note 4)	-	1,672,233
Addition - Phyto BrandCo acquisition (Note 5)	-	9,436,189
Impairment - PerceiveMD	(1,672,233)	-
Closing balance	9,436,189	11,108,422

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 11 - GOODWILL (continued)

Annual impairment testing involves determining the recoverable amount of the CGU groups to which goodwill is allocated and comparing this to the carrying value of the CGU groups. To estimate the recoverable amount of each CGU, management calculated the value in use using an income approach over a five-year projection period, which is a Level 3 measurement within the fair value hierarchy.

The Company has two CGUs, PerceiveMD operations and manufacturing operations, in which Phyto BrandCo operates. The Company used the following key assumptions to calculate the recoverable amounts for the CGUs. Included in management's projection of future cash flows were based on consideration of economic, industry and entity-specific risks and incorporated external information sources. In addition, the following key assumptions were used for the Licensed CGU as outlined below:

For the year ended December 31, 2022	Manufacturing CGU	PerceiveMD CGU

Terminal value growth rate	2%	2%
Tax rate	27%	27%
After-tax discount rate	20%	17.5%
Average annual growth rate	10%	2%
Gross margin	51%	21%

PerceiveMD CGU

During the year ended December 31, 2022, the Company recognized an impairment expense of $1,672,233 related to the PerceiveMD goodwill (2021 - $nil). The Company estimated the recoverable amount of the CGU to be $431,052. The Company has been delayed in its ability to realize the business synergies and allow sales directly to clinical patients and therefore management believes the carrying value was no longer supportable.

Manufacturing CGU

The recoverable amount of the manufacturing CGU, which Phyto BrandCo is allocated, was estimated to be $24,977,404. If the recoverable amount was determined to be 10% lower than management's estimates at December 31, 2022, the recoverable amount would have changed by $2,497,740. No impairment is indicated under this scenario.

NOTE 12 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31, 2022 and 2021, accounts payable and accrued liabilities consisted of the following:

	December 31, 2022	December 31, 2021
	$	$
Accounts payable	2,992,928	1,408,210
Accrued liabilities	549,747	114,336
Excise tax payable	4,153,096	-
Income tax payable	89,658	-
Sales tax payable	759,619	306,479
	8,545,048	1,829,025

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 13 - LEASE LIABILITY

A summary of the Company's lease liabilities for the year ended December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	$	$
Opening balance	32,155	-
Acquired - Phyto BrandCo acquisition	-	34,665
Additions - equipment	49,968	-
Interest	3,810	846
Repayments	(22,345)	(3,356)
Closing balance	63,588	32,155
Less: current portion	(17,640)	(10,688)
Long-term portion	45,948	21,467

On October 15, 2020, prior to being acquired by the Company, Phyto BrandCo (Note 5) entered into a four-year lease agreement for a promotional vehicle. The base monthly payment is $1,119 with an initial payment of $9,732. The incremental borrowing rate used to discount the lease liability was 10%.

On August 15, 2022, the Company entered into a five-year lease agreement for a forklift. The base monthly payment is $815 with an initial payment of $6,477. The incremental borrowing rate used to discount the lease liability was 10%.

NOTE 14 - MORTGAGE PAYABLE

	Second Mortgage	Third Mortgage	Fourth Mortgage	Fifth Mortgage	Total
	$	$	$	$	$
Balance, December 31, 2020	2,442,830	-	-	-	2,442,830
New mortgage (refinancing)	(2,446,000)	-	3,500,000	-	1,054,000
Transaction costs	-	(18,345)	(42,778)	-	(61,123)
Finance expense	35,783	104,723	133,878	-	274,384
Repayments	(32,613)	(86,378)	(89,546)	-	(208,537)
Balance, December 31, 2021	-	-	3,501,554	-	3,501,554
New mortgage (refinancing)	-	-	(3,500,000)	3,500,000	-
Transaction costs	-	-	-	(35,000)	(35,000)
Finance expense	-	-	131,154	174,884	306,038
Repayments	-	-	(132,708)	(132,495)	(265,203)
Balance, December 31, 2022	-	-	-	3,507,389	3,507,389

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 14 - MORTGAGE PAYABLE (continued)

a) On February 1, 2020, the Company renewed the first mortgage of $2,446,000 (the "Second Mortgage") which bore interest at the rate of 8% per annum, calculated monthly. The Second Mortgage matured on February 1, 2021 and was renewed as discussed below.

The carrying value of the Second Mortgage as at December 31, 2020 was $2,442,830. Included in mortgage payable on initial recognition were the related mortgage transaction costs of $18,345 which were amortized over the term of the Second Mortgage using the effective interest rate method.

The Company maintained minimum interest-only payments of $16,307 per month in connection with the Second Mortgage. Total interest expense of the Second Mortgage during the year ended December 31, 2022 were $nil (2021 - $35,783, 2020 - $178,242).

b) On February 1, 2021, the Company renewed the Second Mortgage of $2,446,000 (the "Third Mortgage") for one year, which bears interest at the rate of 8% per annum, calculated monthly. The Third Mortgage was secured by the mortgage property and building improvements. The Third Mortgage payable was recorded at amortized cost (principal value less $18,345 transaction costs).

On July 9, 2021, the Third Mortgage was refinanced (see below). Until refinancing, the Company maintained minimum interest-only payments of $16,307 per month. Total interest expense during the year ended December 31, 2022 were $nil (2021 - $104,723, 2020 - $nil).

c) On July 9, 2021, the Company refinanced the Third Mortgage and increased the facility to $3,500,000 (the "Fourth Mortgage") which bears interest at the rate of 6.5% per annum, calculated monthly, for one year. The Forth Mortgage has a maturity date of July 1, 2022 and is secured by the mortgage property and building improvements.

The Fourth Mortgage payable was recorded at amortized cost (principal value less $42,778 transaction costs). At December 31, 2022, the carrying value of the Fourth Mortgage was $nil (2021 - $3,501,554).

The Company maintained minimum interest-only payments of $18,959 per month. Total interest expense during the year ended December 31, 2022 was $131,154 (2021 - $133,878, 2020 - $nil). On September 28, 2022, the Forth Mortgage was refinanced.

d) On September 28, 2022, the Company refinanced the Fourth Mortgage (the "Fifth Mortgage") which bears interest at the greater of 9.75% or the prime rate plus 4.30% per annum, calculated monthly, for one year. The Fifth Mortgage has a maturity date of November 1, 2023 and is secured by the mortgage property and building improvements.

The Fifth Mortgage payable was recorded at amortized cost (principal value less $35,000 transaction costs). At December 31, 2022, the carrying value of the Fifth Mortgage was $3,507,389 (2021 - $nil).

The Company maintains minimum interest-only payments of $18,959 per month. As at December 31, 2022, the total non-discounted remaining scheduled payments related to the mortgage including interest payments totaled $3,822,505. Total interest expense during the year ended December 31, 2022 was $174,884 (2021 - $nil. 2020 - $nil).

NOTE 15 - LOAN PAYABLE

During the year ended December 31, 2022, the Company received a short-term loan of $300,000 with an interest rate of 1.5% per month. The loan is unsecured and is due on demand. Total interest expense during the year ended December 31, 2022 was $9,000.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 16 - CONVERTIBLE DEBENTRURES

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

During the year ended December 31, 2020, the Company recorded interest expense of $169,552 and accretion expense of 58,405. There was no interest or accretion related to convertible debt for the years ending December 31, 2021 and 2022.

NOTE 17 - SHARE CAPITAL

(a) Authorized

Unlimited number of voting common shares without par value.

(b) Issued share capital

As at December 31, 2022, 55,970,547 common shares were issued and outstanding.

(c) Share issuances

During the year ended December 31, 2022, the Company had the following share transactions:

(i) On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo (Note 5) were returned to treasury and cancelled for no consideration.

During the year ended December 31, 2021, the Company had the following share transactions:

(i) On April 9, 2021, the Company completed a share consolidation on the basis of three common shares to one post-consolidation common share, resulting in 130,001,985 common shares being consolidated into 43,333,995 post-consolidation common shares at the date of the share consolidation. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

(ii) On August 10, 2021, the Company issued 2,513,720 common shares at $0.80 per share for a total consideration of $2,010,976 pursuant to the acquisition of PerceiveMD (Note 4).

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

(iii) On September 15, 2021, the Company issued 20,000,000 common shares at $1.20 per share for total consideration of $24,000,000 pursuant to the acquisition Phyto BrandCo. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares (Note 5).

(iv) On October 18, 2021, the Company completed a non-brokered private placement whereby the Company issued 122,727 units at a price of $1.10 per unit for gross proceeds of $135,000 (Note 17(f)). Each unit is comprised of one common share and one transferable common share purchase warrant with each warrant entitling the holder thereof to acquire one common share at a price of $1.75 per share for two years from the date of the closing. The $131,318 fair value of the 122,727 shares issued was determined based on the Company's share price of $1.07 on the grant date, and the residual value of $3,682 was allocated to reserves. The warrants are subject to an acceleration provision whereby if the daily closing price of the common shares closes at or above $2.00 per share for 50 consecutive trading days, then the Company may accelerate the expiration date of the warrants to the date that is 30 trading days from the date that notice of such acceleration is given via news release. From and after the new accelerated expiration date, no warrants may be exercised, and all unexercised warrants would be void.

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

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
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

(d) Escrow shares

The Company entered into an Escrow Agreement in connection with closing the Reverse takeover ("RTO") on December 20, 2019, in relation to certain of its common shares which were placed in escrow. Pursuant to the Escrow Agreement the escrowed common shares are subject to a timed-release schedule whereby a 10% portion of the escrow shares will be released beginning on listing date, and 15% every six months thereafter until January 6, 2023.

As at December 31, 2022, 1,300,000 common shares were held in escrow (2021 - 4,635,001, 2020 - 6,500,000).

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

Options belonging to a participant who is a consultant conducting investor relations activities who is granted an option under the Plan will become vested with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date. All options are to be settled by physical delivery of shares.

During the year ended December 31, 2022, the Company had the following grants:

(i) On August 19, 2022, the Company granted 300,000 stock options to a certain director for the purchase of up to 300,000 common shares at a price of $0.75 per share. Each stock option is exercisable for a period of five years. The fair value of these options was $138,713 ($0.46 per option) and was recognized as a share-based payment expense.

During the year ended December 31, 2021, the Company had the following grants:

(i) On August 4, 2021, the Company granted 33,333 stock options with an exercise price of $1.35 to certain Directors, Officers, employees, and consultants. The options expire five years from the date of the grant and vest immediately. The fair value of these options was $19,456 ($0.584 per option) which was recognized as a share-based payment expense.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
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

During the year ended December 31, 2020, the Company had the following grants:

(i) On January 30, 2020, the Company granted 2,523,333 stock options with an exercise price of $1.35 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $2,537,300 ($1.02 per option) and was recognized as a share-based payments.

(ii) On June 1, 2020, the Company granted 66,667 stock options with an exercise price of $1.35 to an employee. The options expire two years from the date of grant and vest immediately. The fair value of these options was $22,200 ($0.33 per option) and was recognized as share-based payments.

(iii) On August 5, 2020, the Company granted 1,616,667 stock options with an exercise price of $2.34 to certain Directors, Officers, employees, and consultants. The options expire in five years from the date of grant and vest immediately. The fair value of these options was $2,813,800 ($1.74 per option) and was recognized as a share-based payment.

The fair value of the stock options granted during the year ended December 31, 2022, 2021 and 2020 was estimated using the Black-Scholes option pricing model using the following assumptions:

	2022	2021	2020
Risk-free interest rate	3.13%	0.71 - 1.42%	0.34 - 1.29%
Annualized volatility	100%	100%	100%
Expected dividend yield	0.00%	0.00%	0.00%
Expected life	5 years	5 years	2 - 5 years

A summary of the changes in the Company's stock options outstanding and exercisable is as follows:

	Stock options outstanding and exercisable	Weight average exercise price
	#	$
As at December 31, 2019	-	-
Granted	4,206,667	1.73
Cancelled	(40,000)	1.35
As at December 31, 2020	4,166,667	1.73
Granted	1,148,333	1.05
Cancelled	(1,599,999)	1.89
As at December 31, 2021	3,715,001	1.45
Granted	300,000	0.75
Cancelled	(283,334)	1.51
Expired	(66,667)	1.35
As at December 31, 2022	3,665,000	1.40

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 17 - SHARE CAPITAL (continued)

As at December 31, 2022, the Company had stock options outstanding and exercisable as follows:

Expiry date	Options outstanding and exercisable	Weighted average exercise price	Weighted average remaining life
	#	$	Years
January 30, 2025	1,583,334	1.35	2.08
August 5, 2025	683,333	2.34	2.60
August 5, 2026	33,333	1.35	3.59
October 25, 2026	900,000	1.06	3.82
October 28, 2026	165,000	0.95	3.83
August 19, 2027	300,000	0.75	4.64
	3,665,000	1.40	2.91

(f) Warrants

As an incentive to complete a private placement the Company may issue units which include common shares and common share purchase warrants. Finders' warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

The fair value of the finders' warrants granted during the year ended December 31, 2022, 2021 and 2020 was estimated using the Black-Scholes option pricing model using the following assumptions:

	2022	2021	2020
Risk-free interest rate	N/A	0.88%	N/A
Annualized volatility	N/A	100%	N/A
Expected dividend yield	N/A	0.00%	N/A
Expected life	N/A	2 years	N/A

A summary of the changes in the Company's warrants outstanding and exercisable is as follows:

	Warrants outstanding and exercisable	Weight average exercise price
	#	$
As at December 31, 2019	2,470,552	2.19
Issued	6,414,807	1.80
Exercised	(42,967)	1.80
Expired	(506,400)	2.76
As at December 31, 2020	8,335,992	1.80
Issued	122,727	1.75
As at December 31, 2021	8,458,719	1.80
Expired	(8,335,992)	1.80
As at December 31, 2022	122,727	1.75

As at December 31, 2022, the Company had warrants outstanding and exercisable as follows:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price	Weighted average remaining life
	#	$	Years
October 18, 2023	122,727	1.75	0.80
	122,727	1.75	0.80

(g) Compensation options

As at December 31, 2022, the Company has nil (2021 - 24,067) compensation options outstanding and exercisable. These compensation options with an exercise price of $0.50 expired on July 13, 2022.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 18 - RELATED PARTY TRANSACTIONS

Key management personnel are those having the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or directors, or entities over which they have control or significant influence during the year ended December 31, 2022 and 2021.

During the year ended December 31, 2022, 300,000 options were granted (2021 - 933,333, 2020 - 1,933,333) to Officers and Directors having a fair value on grant of $138,713 (2021 - $738,219, 2020 - $2,531,999).

The following related parties transacted with the Company or Company-controlled entities during the year ended December 31, 2022, 2021 and 2020:

a) Andrew Hale was a Director and the Company's President and CEO. He resigned on March 1, 2021.

b) Blaine Bailey was a Director. He resigned on March 26, 2021

c) Stephen Brohman was the Company's CFO. He is a principal of Donaldson Brohman Martin CPA Inc. ("DBM CPA") a firm in which he has significant influence. DBM CPA provided the Company with CFO, accounting and tax services. Stephen Brohman resigned on July 14, 2021.

d) George Routhier was a Director. He is the owner of Pipedreemz Inc., which provides advisory services to the Company. He resigned on June 23, 2022.

e) Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.

f) Donald Dinsmore was a Director and the Company's COO. He was appointed on April 29, 2021 and left the Company on March 24, 2022.

g) Oliver Foeste was the Company's CFO until January 1, 2023. He is the Managing Partner of Invictus Accounting Group LLP which provides the Company with CFO, accounting and tax services.

h) Paul Morgan is a Director of the Company. He was appointed on July 14, 2021.

i) Smoke Wallin is a Director of the Company. He was appointed on May 16, 2022.

j) Lachlan McLeod was appointed CFO of the Company on January 1, 2023 and is an employee of Fehr & Associates CPA, which provides accounting services to the Company.

The aggregate value of transactions, excluding share-based payments, with key management personnel and directors and entities over which they have control or significant influence during the year ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
	$	$	$
Andrew Hale	-	134,666	180,091
DBM CPA Inc.	-	61,091	150,900
Donald Dinsmore	102,705	172,535	-
Invictus Accounting Group LLP	286,539	74,518	-
MDC Forbes Inc.	127,350	40,000	-
Pipedreemz Inc.	2,000	-	2,500
	518,594	482,810	333,491

As at December 31, 2022 and 2021, the Company had an outstanding accounts payable balance with related parties as follows:

	December 31, 2022	December 31, 2021
	$	$
Donald Dinsmore	-	50,000
Invictus Accounting Group LLP	13,884	8,933
MDC Forbes Inc.	62,427	10,500
Michael Forbes	20,000	1,188
Pipedreemz Inc.	3,350	-
	99,661	70,621

All related party balances are unsecured and are due within thirty days without interest and incurred in the normal course of business.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 18 - RELATED PARTY TRANSACTIONS (continued)

The transactions with the key management personnel and directors are included in operating expenses as follows:

(a) Consulting fees and professional fees

Includes CEO services by Michael Forbes, charged to the Company via MDC Forbes Inc., accounting and tax services of the Company's former CFO, Stephen Brohman, charged to the Company via DBM CPA Inc., accounting services of the Company's former CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP, and consulting services by George Routhier, charged to the Company via Pipedreemz Inc.

(b) Wages and salaries

Includes services provided by Donald Dinsmore as prior COO.

In addition to the above, the Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, was also a Director and controlling shareholder of PerceiveMD prior to the transaction (Note 4).

NOTE 19 - SUPPLEMENTAL CASH FLOW INFORMATION

	2022	2021	2020
	$	$
Non-cash financing activities
Conversion of convertible debentures - debenture reserves	-	-	298,461
Convertible debentures - settlement	-	-	(3,418,390)
Convertible debentures - reserves	-	-	(70,814)
Share issuance costs - Compensation Options	-	-	(38,500)
Shares returned to treasury	12,000,000	-	-

Non-cash investing activities
Equipment purchases included in accounts payable and accrued liabilities	(442,785)	(197,726)	274,692
Equipment acquired through a lease agreement	(49,968)	-	411,924

Total income tax paid in the year ended December 31, 2022 was $nil (2021 - $nil, 2020 - $nil).

NOTE 20 - FINANCIAL RISK MANAGEMENT

(a)    Capital management

The Company's capital structure consists of all components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the current operations including corporate and administrative functions and to support operations. The Company obtains funding primarily through issuing common stock and through its mortgage payable. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes in the Company's approach to capital management during the year ended December 31, 2022. The Company is not subject to externally imposed capital requirements.

(b)    Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable and accrued liabilities, mortgage payable, and government loan, all of which are classified as and measured at amortized cost.

As at December 31, 2022, the carrying values of cash, trade receivables, deposits and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 20 - FINANCIAL RISK MANAGEMENT

(c) Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations.

The Company is exposed to credit risk through its cash balances held in financial institutions and trade receivables. The maximum exposure to credit risk is equal to the carrying value of such financial assets.

The objective of managing credit risk is to minimize potential losses on financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. The Company has recognized a provision for expected credit losses on its trade receivables.

Cash is only deposited with or held by institutions of high credit worthiness.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages its liquidity risk by reviewing on an ongoing basis its cash position and if required raises funding through additional share capital issuances or debt financing.

As at December 31, 2022, the Company had a cash balance of $1,013,867 and current liabilities of $12,660,207 (December 31, 2021 - $744,541 and $5,341,267 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable and lease liabilities carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

(d)   Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the year ended December 31, 2022, four customers represented approximately 97% of the Company's revenue (2021 - two customers representing 99% of the Company's revenue, 2020 - three customers' representing 79%,16% and 5% of revenue).

NOTE 21 - COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments as at December 31, 2022, are as follows:

	Total	Within 1 year	2 - 5 years
Maturity analysis of financial liabilities	$	$	$
Accounts payable and accrued liabilities	8,545,048	8,545,048	-
Loan payable	314,555	314,555	-
Lease liability	78,309	23,205	55,104
Mortgage payable	3,822,505	3,822,505	-
Government loan	60,000	-	60,000
	12,820,417	12,705,313	115,104

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 22 - SEGMENTED INFORMATION

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance.

The Company's chief operating decision makers are the Chief Executive Officer and the Chief Financial Officer. They review the operating performance of the Company by two segments comprised of manufacturing and non-manufacuring operations. The manufacturing operations includes the manufacturing, sale and distribution of cannabis related products. The non-manufacturing operations include PerceiveMD. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision makers utilize gross profit as a key measure in making operating decisions and assessing performance. The non-manufacturing segment is immaterial and, accordingly, segmented figures are not presented.

NOTE 23 - CANCELLATION OF LICENSE AGREEMENT

On October 3, 2022, the Company terminated the license agreement with the previous Trademark licensee who had sole use of the Trademarks acquired pursuant to the Phyto BrandCo acquisition (Note 5). As a result, the Company now retains all rights to the Trademarks and will begin selling the related cannabis consumer packaged goods directly to provincial distributors and retailers.

In exchange for the cancellation of the license agreement, the Company issued a $1,542,492 credit note to the former Trademark licensee. In addition, the Company offset $705,301 of the Company's accounts payable due to the former Trademark licensee with accounts receivable owing from them. Lastly, the Company bought back inventory at a cost of $1,776,589 by issuing another credit memo to the former Trademark licensee, less $600,000 which was prepaid during the year ended December 31, 2022.

NOTE 24 - INCOME TAXES

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to net income before income taxes. The statutory rate in Canada was 27% for the year ended December 31, 2022 (2021 - 27%, 2020 - 27%).

	2022	2021
	$	$
Loss for the year	(4,337,639)	(2,764,939)
Combined federal and provincial statutory income tax rates	27%	27%

Expected income tax (recovery)	(1,171,000)	(747,000)
Change in statutory rates and other	(2,000)	(37,000)
Permanent differences	503,000	244,000
Adjustment to prior years provision versus statutory tax returns	(319,000)	34,000
Change in unrecognized deductible temporary differences	933,000	491,000
Total income tax recovery	(56,000)	(15,000)
Current income tax expense	96,000	16,000
Deferred tax (recovery)	(152,000)	(31,000)

ADASTRA HOLDINGS LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
(Expressed in Canadian dollars, except number of shares)

NOTE 24 - INCOME TAXES (continued)

Deductible temporary differences

The components of the Company's unrecognized deferred tax assets and liabilities are as follows as at December 31, 2022 and 2021:

	2022	2021
	$	$
Deferred tax assets (liabilities)
Property equipment and other	(132,000)	487,000
Intangible assets	(847,000)	(956,000)
Non-capital losses available for future period	2,817,000	1,222,000
	1,838,000	753,000
Less: unrecognized deferred tax assets	(2,646,000)	(1,713,000)

Deferred tax liability	(808,000)	(960,000)

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	December 31, 2022	Expiry Date Range	December 31, 2021
	$		$
Temporary differences
Property equipment and other	354,000	No expiry date	1,820,000
Non-Capital losses	9,441,000	2038 to 2042	4,529,000

The Company has non-capital losses, for which deductions against future taxable income are uncertain, of approximately $9,441,000 (2021 - $4,529,000) which, if not utilized, will expire from 2038 through 2042. Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 25 - SUBSEQUENT EVENT

Subsequent to December 31, 2022, the Company was served with a civil claim filed in the Supreme Court of British Columbia pursuant to the Class Proceedings Act, R.S.B.C. 1996, c. 50 alleging that the Company's press release of February 22, 2023 misstated certain material facts which mislead the plaintiff in the claim. The suit also names the Company's subsidiary Adastra Labs Inc. and the Company's Chief Executive Officer. The Company denies the allegations in the claim and specifically that the press release was misleading. No specific amount of damages is claimed.

